   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 15, 1999

                                                      REGISTRATION NO. 333-88595
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 4

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            EGREETINGS NETWORK, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                             5947                            94-3207092
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                           149 NEW MONTGOMERY STREET
                            SAN FRANCISCO, CA 94105
                                 (415) 375-4100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                GORDON M. TUCKER
                            CHIEF EXECUTIVE OFFICER
                            EGREETINGS NETWORK, INC.
                           149 NEW MONTGOMERY STREET
                            SAN FRANCISCO, CA 94105
                                 (415) 375-4100
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

               KENNETH L. GUERNSEY                                    JOSE F. MACIAS
                 KARYN S. TUCKER                                     BURKE F. NORTON
               ANGELIQUE C. TREMBLE                                  PABLO L. CHAVEZ
               EDWARD A. KLEINHANS                                  BROOKE D. COLEMAN
                COOLEY GODWARD LLP                           WILSON SONSINI GOODRICH & ROSATI
          ONE MARITIME PLAZA, 20TH FLOOR                         PROFESSIONAL CORPORATION
             SAN FRANCISCO, CA 94111                                650 PAGE MILL ROAD
                  (415) 693-2000                                   PALO ALTO, CA 94304
                                                                      (650) 493-9300

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering: [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: [ ]
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED DECEMBER 15, 1999


                                6,000,000 Shares

                                      LOGO

                                  Common Stock
                               ------------------

     Egreetings Network, Inc. is offering 6,000,000 shares of common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $8.00 and $10.00 per share. We have made application to list our common stock on The Nasdaq Stock Market's National Market under the symbol "EGRT."

     The underwriters have an option to purchase a maximum of 900,000 additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 7.

                                                             UNDERWRITING
                                              PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                               PUBLIC         COMMISSIONS       EGREETINGS
                                             ----------      -------------      -----------
Per share................................    $                $                 $
Total....................................    $                $                 $

     Delivery of the shares of common stock will be made on or about
            , 1999.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON                                    ROBERTSON STEPHENS

                           U.S. BANCORP PIPER JAFFRAY

               The date of this prospectus is             , 1999.

                       Greetings & gift giving made easy.

[Picture of Egreetings birthday channel Web page featuring several birthday digital greetings]

     1. Choose from thousands of free greetings.

[Picture of an Egreetings birthday digital greeting with personalized text to recipient]

     2. Write a personal message.

[Picture of Egreetings Web page featuring a watch]

     3. Select a gift and send.

[Egreetings.com logo]

Say more. Give more.(SM)

EVENT-BASED COMMUNICATIONS, MARKETING AND COMMERCE AT ONE WEB SITE.

     [Picture of Egreetings bouncing babies channel Web page featuring an advertisement for lifeminders.com, several bouncing babies digital greeting and several gifts available from the Egreetings Gift Center]

     Our Web site is designed to help consumers express their sentiments, emotions and personalities and to enhance their ability to communicate and send gifts. Our consumers' selections of greeting and gift content from the occasion-related channels on our Web site, combined with our extensive database of demographic information, gives us a good idea of what's on our consumers' minds. This knowledge allows us to present a variety of relevant offers to our consumers.

[Enlargement of lifeminders.com advertisement]

     1.  TARGETED ADVERTISEMENT

     We offer our advertisers and sponsors targeted advertising opportunities based on our consumers' greeting and gift selections, demographics and historical site usage.

[Enlargement of several gifts available from the Egreetings Gift Center]

     2.  E-COMMERCE

     While our consumers are browsing event-based greetings, we are able to suggest timely and appropriate gifts. Consumers can also visit our Gift Center where we offer gifts organized by departments, such as business, weddings, birthdays and other special occasions.

[Enlargement of a direct marketing email for Buy.com]

     3.  DIRECT MARKETING

     We have a database of consumers who have opted to receive communications and special promotional offers from us. We are able to send them relevant offers via direct email based on their demographics and site usage.

                             [Egreetings.com logo]

                            Say more. Give more.(SM)

Copyright 1999 Egreetings Network, Inc. All rights reserved. Egreetings is a registered trademark of Egreetings Networking, Inc.

                               TABLE OF CONTENTS

PROSPECTUS SUMMARY.....................    4
RISK FACTORS...........................    7
SPECIAL NOTE REGARDING FORWARD-LOOKING
  STATEMENTS...........................   24
USE OF PROCEEDS........................   25
DIVIDEND POLICY........................   25
CAPITALIZATION.........................   26
DILUTION...............................   28
SELECTED FINANCIAL DATA................   29
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...........................   30
BUSINESS...............................   41
MANAGEMENT.............................   58
RELATED TRANSACTIONS...................   74
PRINCIPAL STOCKHOLDERS.................   79
DESCRIPTION OF CAPITAL STOCK...........   82
SHARES ELIGIBLE FOR FUTURE SALE........   89
UNDERWRITING...........................   91
NOTICE TO CANADIAN RESIDENTS...........   94
LEGAL MATTERS..........................   96
EXPERTS................................   96
ADDITIONAL INFORMATION.................   96
INDEX TO FINANCIAL STATEMENTS..........  F-1

                           -------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.
                           -------------------------

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL              , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before buying shares in the offering. You should read the entire prospectus carefully.

                            EGREETINGS NETWORK, INC.

     Egreetings offers consumers a simple and convenient solution to the problem of finding and sending appropriate greetings and gifts. Our Web site contains over 5,000 digital greetings incorporating rich media elements such as graphics, animations and music that consumers can personalize and send for free. Because our greetings are organized into content channels, consumers can quickly locate appropriate greetings and we can offer consumers gift suggestions based on their greeting selections. In addition, our service is "viral" in nature, as each greeting sent creates an opportunity for us to acquire the recipient as a new user of our service. In October 1999, our Web site was visited more than 14.5 million times, visitors to our Web site viewed over 123 million Web pages and consumers used our service to send over 5 million digital greetings.

     Consumers use our Web site to communicate for personal or business purposes, typically related to an occasion, sentiment or emotion. We believe these consumers are likely to be receptive to advertisements and gift suggestions from our advertising and ecommerce partners related to the specific occasions for which they are sending greetings. In addition, we are able to make promotional and purchase offers through email to a large portion of our consumer base, targeted according to their specific demographics and content affinity.

     We provide benefits to both consumers and advertisers, including the following:

        - Superior Value and Enhanced Communications, enabling individuals to convey personal, business and occasion-related communications in a creative, entertaining and personalized manner.

        - Convenient Communications and Gift-Giving, eliminating the inconvenience associated with traditional paper-based communications and retail gift stores.

        - Targeted Online Opportunities, enabling advertisers and our ecommerce partners to deliver their messages and promote their products to a large and diverse group of consumers on a highly targeted basis.

        - Viral Advertising, allowing advertisers and sponsors to establish and build a brand image not only with the senders of the digital greetings but also with the recipients.

     The emergence of the Internet as a global medium and the rapid adoption of email are changing the way people communicate and engage in commerce. International Data Corporation estimates that the number of email messages sent in the United States alone will grow from approximately 2.1 billion per day at the end of 1998 to approximately 9.2 billion per day at the end of 2003. We cannot be certain that these projections will be met or that we will benefit from any growth that occurs.

     Although text-based email is convenient, it does not allow consumers to express themselves in a dynamic and entertaining fashion. As a result, enhanced email services such as ours that provide consumers an opportunity to use engaging graphics and imagery to express their emotions are gaining popularity. According to a Jupiter Communications survey, sending electronic greetings was the sixth most popular online activity in 1998.


     The use of the Internet as a means for conducting commercial transactions is also growing dramatically. Jupiter Communications forecasts that online shopping in the United States will reach an estimated $78 billion in 2003, and that online advertising spending in the United States will reach $11.5 billion by 2003. We believe our status as a leader in the distribution of digital greetings, as measured by the number of unique visitors to our Web site, together with our ability to deliver highly targeted gift offers and advertisements to our consumers, put us in a strong position to capitalize on expanding online advertising and ecommerce opportunities.

                               OTHER INFORMATION

     We were incorporated in California in July 1994 under the name Virtual Mall, Inc. We changed our name to E-greetings Network in July 1998 and to Egreetings Network, Inc. in September 1999. Our principal executive offices are located at 149 New Montgomery Street, San Francisco, California 94105, and our telephone number is (415) 375-4100. Our Web site address is www.egreetings.com. "E-greetings" is our registered trademark and service mark. This prospectus also contains other of our trademarks, service marks and logos, including "Egreetings," "Egreetings.com," "Perfect Memory," "Say more. Give More." and the "E in a bubble" logo. All other trademarks, trade names or service marks used in this prospectus are the property of their respective owners. The information on our Web site is not part of this prospectus.

     Unless otherwise indicated, all information contained in this prospectus assumes:

        - no exercise of the underwriters' over-allotment option;

        - no exercise of outstanding options or warrants, except for the assumed exercise of a warrant to purchase preferred stock convertible into 3,326,667 shares of common stock, which will expire upon the completion of this offering;

        - stock splits effected in May 1999 and November 1999;

        - our reincorporation from California to Delaware in November 1999;

        - the conversion of all outstanding shares of our preferred stock into shares of common stock upon the completion of this offering; and

        - the filing of our restated certificate of incorporation.

                                  THE OFFERING

Common stock offered............    6,000,000 shares

Common stock to be outstanding
  after the offering............    34,443,481 shares

Use of proceeds.................    To fund increased sales and marketing
                                    activities, content acquisition, expansion of our network architecture and brand-building activities. The balance of the proceeds shall be utilized for general corporate purposes, including potential acquisitions. See "Use of Proceeds."

Proposed Nasdaq National Market
  symbol........................    EGRT

                     SHARES OUTSTANDING AFTER THE OFFERING

     The number of shares of common stock to be outstanding after this offering includes 3,326,667 shares issuable upon exercise of a warrant that will expire upon the completion of this offering but does not include, as of November 22, 1999, 2,826,783 shares of common stock issuable upon the exercise of other outstanding options and warrants and 5,623,401 shares of common stock available for future issuance under our equity incentive plans.

                         SUMMARY FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                              YEAR ENDED            NINE MONTHS ENDED
                                             DECEMBER 31,             SEPTEMBER 30,
                                      ---------------------------   ------------------
                                       1996      1997      1998      1998       1999
                                      -------   -------   -------   -------   --------
STATEMENT OF OPERATIONS DATA:
Revenues............................  $   164   $   505   $   317   $   182   $  1,527
Costs and expenses..................    1,952     3,530     8,115     5,392     23,462
                                      -------   -------   -------   -------   --------
Loss from operations................   (1,788)   (3,025)   (7,798)   (5,210)   (21,935)
Interest income (expense), net......        4       (68)      (23)       (3)       (92)
                                      -------   -------   -------   -------   --------
Net loss............................  $(1,784)  $(3,093)  $(7,821)  $(5,213)  $(22,027)
                                      =======   =======   =======   =======   ========
Net loss per share(1):
  Basic and diluted.................  $ (1.14)  $ (1.00)  $ (2.26)  $ (1.50)  $  (6.12)
                                      =======   =======   =======   =======   ========
  Weighted average shares...........    1,561     3,100     3,464     3,464      3,598
                                      =======   =======   =======   =======   ========
Pro forma net loss per share(1):
  Basic and diluted.................                      $ (0.94)            $  (1.51)
                                                          =======             ========
  Weighted average shares...........                        8,324               14,570
                                                          =======             ========

                                                      SEPTEMBER 30, 1999
                                           -----------------------------------------
                                                                        PRO FORMA
                                           ACTUAL     PRO FORMA(2)    AS ADJUSTED(3)
                                           -------    ------------    --------------
BALANCE SHEET DATA:
Cash and cash equivalents................  $ 2,376      $40,963          $ 89,683
Working capital(deficit).................   (3,811)      34,776            83,496
Total assets.............................   20,955       71,844           120,564
Long-term liabilities....................    3,590        3,590             3,590
Total stockholders' equity...............    8,955       59,844           108,564

-------------------------
(1) See Note 1 of Notes to Financial Statements for an explanation of the determination of the number of shares used in computing per share data.

(2) Pro forma balance sheet data gives effect to (a) net proceeds of approximately $23.0 million received from the sale of 5,846,546 shares of Series G preferred stock in October 1999; (b) gross proceeds of approximately $7.5 million in cash (less approximately $1.0 million in related placement agent, legal and other fees) and approximately $7.5 million of advertising rights received or recorded in connection with the sale of an aggregate of 3,712,871 shares of Series G preferred stock to the National Broadcasting Company, Inc. in November 1999; (c) approximately $4.8 million of deferred content costs recorded in connection with a content license agreement entered into with NBC in November 1999; (d) net proceeds of approximately $9.1 million upon the assumed exercise of a warrant to purchase preferred stock convertible into 3,326,667 shares of common stock, which will expire upon the completion of this offering; and (e) the conversion of all outstanding shares of preferred stock into common stock upon the completion of this offering. Each share of Series A through Series F preferred stock is convertible into two shares of common stock and each share of Series G preferred stock is convertible into two-thirds of one share of common stock.

(3) Pro forma as adjusted balance sheet data gives effect to the sale by us in this offering of 6,000,000 shares of common stock at an assumed initial public offering price of $9.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                  RISK FACTORS

     You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. You should also refer to the other information in this prospectus, including our financial statements and the related notes.

                         RISKS RELATED TO OUR BUSINESS

OUR BUSINESS AND OUR PROSPECTS ARE DIFFICULT TO EVALUATE BECAUSE OUR OPERATING HISTORY UNDER OUR CURRENT BUSINESS MODEL IS UNPROVEN AND WE MAY CHANGE OUR BUSINESS MODEL IN THE FUTURE.

     Though we were incorporated in and have been operating since July 1994, we began to significantly change our business model in November 1998. The changes to the business model include a shift from charging consumers for our digital greetings to a free digital greeting service supported by the sale of advertising and sponsorships and revenues derived from the sale of products through our Web site. Our new business model is largely untested, and we cannot be sure that it will yield the results that we expect. Because the Internet is constantly changing, we may need to change our business model again to adapt to those changes. Changes in our business model or organizational structure could impose significant burdens on our management team and our employees and could result in loss of productivity or increased employee attrition. When making your investment decision, you should consider the risks, expenses and difficulties that we may encounter as an early-stage company with a new and evolving business model. To address the risks we face, we must, among other things:

     - expand and enhance our product and service offerings;

     - continually enhance the technology we use to deliver our products and services;

     - maintain and enhance our brand;

     - increase the amount of traffic to our Web site;

     - increase the value of our products and services to consumers, advertisers and ecommerce merchants; and

     - attract, integrate, retain and motivate qualified personnel.

     We cannot be certain that our current and planned business strategies will be successful or that we will successfully address these risks.

BECAUSE OUR METHODS OF GENERATING REVENUES ARE RELATIVELY NEW, LARGELY UNTESTED AND CONTINUE TO CHANGE, WE MAY BE UNABLE TO GENERATE SUFFICIENT REVENUES.

We recently began generating a significant portion of our revenues from sales of advertising on our Web site. These sales may not grow at the rates we expect because Internet advertising is still a new and largely unproven method of advertising.

     During the nine months ended September 30, 1999, our revenues were derived primarily from Internet advertising and secondarily from direct marketing activities. We expect revenues from Internet advertising to continue to comprise a significant portion of our revenues for the foreseeable future. The effectiveness of Internet advertising is difficult to gauge and advertisers may be reluctant to advertise on the Internet and may allocate only limited portions or none of their advertising budgets to Internet advertising in the future. Our business could suffer if Internet advertising does not continue to grow.

Even if Internet advertising and direct marketing become widely accepted, we may be unable to generate sufficient revenues from these activities because we have limited experience generating revenues from Internet advertising and direct marketing.

     Our business model is based on generating increased advertising and direct marketing revenues. Even if advertising and direct marketing on the Internet become widely accepted, the success of our business strategy will depend on the following factors:

     - our ability to provide quality content on our Web site that will attract the numbers and types of consumers that our advertising, direct marketing and ecommerce partners want to reach;

     - our ability to provide guaranteed views of our advertisers' ads by our consumers; and

     - our ability to sell existing and future Internet advertising inventory.

     If we lose significant advertising or direct marketing customers or are forced to significantly reduce advertising or direct marketing rates in order to retain these customers, our business will suffer.

Although we intend to offer more ecommerce services, we may not generate significant revenues from these services because we have very limited experience in ecommerce.

     Our future success will largely depend on our ability to generate revenues through the facilitation of ecommerce transactions, a business area in which we have very limited experience. We intend to facilitate these transactions both by directing consumers to our partners and by enabling consumers to purchase products and services directly from our Web site. We also expect third parties to fulfill these orders and deliver to consumers the goods and services that are purchased on or through our Web site. These methods of revenue generation are relatively new and largely untested for us. In addition, the development and implementation of our ecommerce services will require additional management, financial and operational resources and may strain our existing resources. Our expansion into ecommerce may not be timely or may not generate sufficient revenues to offset the cost of our expansion into that area.

Our Internet advertising, direct marketing and ecommerce revenues will be negatively impacted if we are unable to collect or use data about our consumers in ways that allow us, our advertisers, sponsors and ecommerce partners to generate revenues.

     We intend to increase advertising, direct marketing and ecommerce revenues by offering to our advertisers, sponsors and ecommerce partners aggregate information about our registered members that is often difficult to obtain, such as their gender, age, location, interests and online activities. Our advertisers, sponsors and ecommerce partners will, in turn, use this demographic and psychographic information to tailor their advertising campaigns, direct marketing efforts or product offerings to the characteristics of our registered members. The ability of our advertisers, sponsors and ecommerce partners to properly target their advertising and commercial offerings will depend significantly on our ability to successfully collect and use data about our registered members.

     Privacy concerns may cause consumers to resist providing personal data. For example, we currently allow our registered members to opt out of receiving marketing and related communications. If a majority of our registered members make this election, the amount of the demographic data we are able to provide to advertisers, sponsors and ecommerce partners will be reduced significantly, which could harm our ability to retain and attract advertisers, sponsors and ecommerce partners. In addition, in October 1999, we eliminated the requirement that consumers become registered members to use our services. Although we offer personalization features and other benefits to our registered members that are unavailable to unregistered consumers, our ability to collect the data desired by advertisers, sponsors and ecommerce merchants may decrease as a result of this change. This could result in less advertising, direct marketing and reduced ecommerce activities on or through our Web site and less advertising via our digital greetings, which would result in reduced revenues from advertising, direct marketing and ecommerce.

WE HAVE A HISTORY OF NET LOSSES AND EXPECT TO CONTINUE TO INCUR NET LOSSES. OUR BUSINESS WILL BE SERIOUSLY HARMED IF OUR REVENUES DO NOT GROW.

     We have incurred significant net losses in each fiscal quarter since our inception, including a net loss of approximately $10.0 million in the quarter ended September 30, 1999. As of September 30, 1999, we had an accumulated deficit of approximately $35.1 million. We expect to have net losses and negative operating cash flows for the foreseeable future. The size of these net losses will depend, in part, on the rate of growth of our revenues from our advertisers, sponsors and ecommerce merchants and on our expenses. Through at least 2002, our reported operating results will be negatively impacted by the amortization of deferred expenses relating to warrants and stock options granted through October 1999. It is critical to our success that we continue to expend financial and management resources to develop and expand our consumer base through marketing and promotion and enhancement and expansion of our products and services. As a result, we expect that our operating expenses will increase significantly for the foreseeable future. With increased expenses, we will need to generate significant additional revenues to achieve profitability. Consequently, it is possible that we may never achieve profitability, and even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. If we do not achieve, sustain or increase profitability in the future, then we will be unable to continue our operations.

SOME OF OUR CONTENT MAY BECOME UNAVAILABLE IF OUR RELATIONSHIPS WITH OUR THIRD-PARTY CONTENT PROVIDERS, PARTICULARLY GIBSON GREETINGS, EXPIRE OR ARE TERMINATED.

     We rely on third-party content providers, such as Gibson Greetings, movie studios, traditional card designers, cartoonists and independent artists, for a significant portion of our content. To be successful, we will need to maintain our existing relationships as well as establish similar relationships with new parties who can provide us with cross-media and promotional opportunities. If we fail to retain our existing content relationships or enter into new relationships, the variety and quality of the content on our Web site may be reduced, traffic to our Web site may decrease, our advertising revenues may be impaired and future ecommerce revenues may not materialize.

     For the quarter ended September 30, 1999, 36% of all digital greetings sent from our Web site contained content that we obtained pursuant to an exclusive license agreement with Gibson that expires in December 2002. Gibson may terminate our rights to exclusivity if our consumers do not send at least 2.8 million digital greetings via our Web site in each month during the term of the license agreement and if this minimum delivery requirement is not exceeded in any of the three months following the month in which the shortfall occurred. If the license agreement terminates and we are unable to renew this arrangement, the amount of content we are able to offer our consumers will decrease significantly. In addition, if Gibson elects to enter the digital greetings distribution market itself, or if following the termination or expiration of our agreement, it enters into a licensing agreement with one of our competitors, we may be unable to retain our existing consumers or gain new consumers. This would affect our ability to attract advertisers, sponsors and ecommerce merchants, and our business would suffer.

     In November 1999, American Greetings, Inc. announced the execution of an agreement to acquire Gibson. American Greetings also is the parent company of AmericanGreetings.com, which is one of our competitors in the digital greetings market. We do not know how our relationship with Gibson or our rights pursuant to our license agreement with Gibson will be affected if this acquisition is consummated. If Gibson or American Greetings fail to perform under the terms of our license agreement, the amount of content we are able to offer our consumers will decrease significantly, which would harm our business.

     With the exception of our relationship with Gibson, our existing content alliances are pursuant to short-term agreements. When these agreements expire or otherwise terminate, we may be unable to renew them on favorable terms or at all or to obtain similar agreements with other parties, in part because of our relative size and our limited operating history under our current business model. Additionally, our competitors may enter into agreements with existing or prospective content partners that may be or would have been integral to our future content and brand development.

OUR GROWTH WILL DEPEND ON OUR ABILITY TO CONTINUE TO LICENSE AND DEVELOP INTERESTING AND COMPELLING CONTENT, INCREASE THE VARIETY OF GIFTS AVAILABLE ON OR THROUGH OUR WEB SITE AND ENHANCE OUR OVERALL SERVICES AND FUNCTIONALITY.

     To remain competitive we must continue to license and create compelling and entertaining content, increase the variety of gifts available on or through our Web site and enhance and improve the ease of use, responsiveness, functionality and features of our products and services. We may be unable to anticipate, monitor and successfully respond to rapidly changing consumer tastes so as to attract a sufficient number of consumers to our Web site. If we are unable to license and develop content, increase the variety of gifts available and enhance and improve the personalized services that allow us to attract, retain and expand a loyal consumer base, we will be unable to generate advertising revenues or ecommerce revenues and our business will suffer. The development and integration of new functionality and services could be expensive and time consuming, and the cost of the content that we license may increase in the future. Any new content, gifts, features, functions or services that we license or develop for consumers, advertisers or ecommerce merchants may not achieve market acceptance.

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OUR GROWTH WILL DEPEND ON OUR ABILITY TO DEVELOP OUR BRAND.

     In October 1998, we changed our name to E-greetings Network and launched a marketing campaign to establish the brand name "Egreetings." We believe that establishing and maintaining the Egreetings brand will be an important aspect of our efforts to retain our current consumers, attract and expand our Internet audience, license and create new content, and appeal to advertisers and ecommerce merchants. We believe that the importance of brand recognition will increase due to the growing number of Internet sites and the relatively low barriers to entry in providing Internet content. Accordingly, we intend to continue pursuing an aggressive brand enhancement strategy, which will include mass market and multimedia advertising, promotional programs and public relations activities. We intend to incur significant expenditures on these advertising and promotional programs and activities in the future. These expenditures may not result in a sufficient increase in revenues. In addition, even if our brand recognition increases, we may not acquire new consumers and even if we do, the amount of traffic on our Web site may not increase sufficiently to justify the expenditures. If our brand enhancement strategy is unsuccessful, we may be unable to increase future revenues.

OUR GROWTH WILL DEPEND SIGNIFICANTLY ON THE INCREASING ACCEPTANCE OF DIGITAL GREETINGS AS A FORM OF ONLINE COMMUNICATIONS.

     Our future success is substantially dependent on the widespread acceptance of digital greetings as a form of online communications. While email increasingly is affecting the way people communicate for personal and business purposes, digital greetings as a form of communication is an evolving medium. We cannot accurately predict the future growth rate, if any, or the ultimate size of the consumer use of digital greetings as a form of online communication. The failure of digital greetings to gain widespread acceptance by consumers, advertisers, sponsors and ecommerce merchants as a form of online communication would materially harm our business.

WE FACE INTENSE COMPETITION FROM COMPANIES THAT PROVIDE SERVICES AND PRODUCTS THAT ARE SIMILAR TO OURS, AND WE THEREFORE MAY BE UNABLE TO COMPETE EFFECTIVELY IN THE INTERNET GREETING AND GIFTING BUSINESS.

     We compete with many Internet companies for content, consumer attention and time, advertising revenue, direct marketing revenue and ecommerce revenue. We expect this competition to increase. We compete, in particular, with the following types of companies:


     - Companies that offer digital greetings via the Internet. Companies or their affiliates such as American Greetings, Hallmark and 123greetings.com offer digital greetings via the Internet. In addition, some of these companies offer ecommerce merchants' products that can be purchased at or through their Web sites. Several of these companies also offer features on their Web sites that are similar or identical to our Web site's features.



     - Internet content aggregators and other Internet companies that offer digital greetings and gifts. Companies such as Amazon.com, America Online, Excite@Home, Microsoft and Yahoo! offer digital greetings as a component of their overall product and service offerings or provide links to electronic greeting and gift companies. The digital greetings available on or through these Web sites often are free and may be sent with a gift purchased via the particular Web site or via the Web sites of


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

       ecommerce merchants that are partners or advertisers of the content aggregator or Internet company.

     - Internet companies that focus on gifts. Several Internet companies offer gifts on their Web sites. Although these companies currently do not offer electronic greetings, they may begin to do so in the near future. In addition, they compete directly with our ecommerce business.

     - Media, entertainment and other companies using electronic greetings. Media, entertainment and other companies with an online presence now offer or in the future may offer digital greetings to consumers featuring their characters, logos, brand names and other creative products.


     In December 1999, Excite@Home Network acquired Bluemountain.com, the online business of Blue Mountain Arts. Excite@Home has significantly greater resources than we do, and we expect it will use some of these resources to focus on the digital greetings market. This could harm our business and our ability to compete effectively. Advertising revenues from Excite@Home accounted for approximately 40% of our total revenues for the nine months ended September 30, 1999. Our advertising relationship with Excite@Home ended in November 1999 and we do not anticipate receiving any future advertising revenues from Excite@Home. In addition, if the acquisition of Gibson by American Greetings is consummated, American Greetings will become our largest stockholder. American Greetings competes with us in the digital greetings market through its affiliated company AmericanGreetings.com. As a competitor, American Greetings' interests may diverge from our interests, and it may take actions that would harm us competitively, despite its status as our largest stockholder.


     Many of our current and potential competitors in the Internet market, including the companies named above, have significantly greater financial, publishing, technical and marketing resources than we have. Many of these companies also have longer operating histories, greater name recognition, more traffic to their Web sites and more established relationships with advertisers and advertising agencies than we have. These competitors may be able to undertake more extensive marketing campaigns, adopt aggressive pricing policies and devote substantially more resources to developing Internet content and services than us.

We may be unable to compete successfully for advertisers.

     The increasing number of Internet content and service providers has resulted in increased competition for advertising dollars. Internet companies currently sell advertisements largely based on the demographics of their audience, the quality of their content and their ability to deliver guaranteed "impressions," or the number of times an advertisement appears in Web pages viewed by consumers using their Web sites. Our competitors may be able to provide more desirable demographics, higher quality content and a higher number of guaranteed impressions than we are able to. This could make it difficult for us to obtain the advertising or direct marketing relationships that we will need in order to generate sufficient revenues. In addition, increased competition for advertising or direct marketing dollars could result in price reductions, reduced margins or loss of market share, any of which would harm our business.

We lack experience in ecommerce and we may not compete successfully for ecommerce merchants or consumers.

     Unlike many of our competitors, we have limited experience operating in the ecommerce arena and we may not be successful in doing so. In addition, many of our current and potential competitors are retailers with established brand names and consumer loyalty, and we may be unable to attract consumers away from these competitors. Our inability to compete successfully for ecommerce merchants or consumers would harm our business significantly.

OUR FUTURE SUCCESS WILL DEPEND ON THE INCREASING USE OF THE INTERNET AND THE GROWTH OF ECOMMERCE.

     Our future success will depend heavily on the acceptance and wide use of the Internet for ecommerce. If ecommerce does not continue to grow or grows more slowly than expected, demand for our products and services will be reduced. Consumers and businesses may reject the Internet as a viable commercial medium for a number of reasons, including potentially inadequate network infrastructure, slow development of enabling technologies, insufficient commercial support or privacy concerns. The Internet's infrastructure may be unable to support the demands placed on it by increased usage. Internet service providers, online service providers and other Web site operators have already experienced significant outages. In addition, delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or increased governmental regulation, could cause the Internet to lose its viability as a commercial medium. Even if the required infrastructure, standards, protocols and complementary products, services or facilities are developed, we may incur substantial expenses adapting to changing or emerging technologies.

WE RELY ON ONLINE DISTRIBUTION CHANNELS FOR TRAFFIC TO OUR WEB SITE.

     We rely on distribution relationships with high traffic Internet sites and leading Internet portals to increase the visibility of our Web site and to generate additional traffic. Our business could be materially harmed if any of our distribution relationships do not result in increased Web site traffic and visibility or are not available on commercially reasonable terms. Our distribution relationships are based on short-term agreements and may not be as favorable as the agreements of some of our competitors. Because there is intense competition for online distribution relationships among Web sites, we may be unable to maintain or renew these agreements or enter into new relationships on commercially reasonable terms or at all. In addition, our online distribution relationships may not generate enough additional traffic to our Web site or create sufficient visibility to justify the costs we incur for these relationships.

AS WE EXPAND OUR ECOMMERCE ACTIVITIES, WE WILL DEPEND ON THIRD PARTIES TO FULFILL ORDERS AND DELIVER GOODS AND SERVICES TO OUR CONSUMERS; THEIR FAILURE TO PERFORM ADEQUATELY WOULD HARM OUR BUSINESS.

     As we expand our ecommerce activities, our success will depend in large part on the ability of third parties to fulfill our consumers' orders and deliver goods and services to our consumers. Failure of vendors or shippers to fill our consumers' orders or deliver quality goods and services on time would harm our business. In addition, strikes or other service interruptions affecting fulfillment and delivery services would impair our ability to deliver merchandise ordered by our consumers on a timely basis.

WE INTEND TO PURSUE STRATEGIC ACQUISITIONS, AND OUR BUSINESS COULD BE MATERIALLY HARMED IF WE FAIL TO SUCCESSFULLY INTEGRATE, USE AND DEVELOP ANY ACQUIRED BUSINESSES OR ASSETS.

     We evaluate opportunities to acquire additional product or content offerings or additional industry expertise and may in the future acquire companies, divisions or assets of companies. Any future acquisition could result in difficulties in assimilating acquired operations and products, diversion of management's attention to acquisition matters and amortization of acquired intangible assets. Our management has not had any experience in assimilating acquired organizations and products into our operations. We may be unable to integrate successfully any operations, personnel or products that we may acquire in the future, which would harm our business.

EXPANSION OF OUR INTERNATIONAL OPERATIONS WILL REQUIRE MANAGEMENT ATTENTION AND RESOURCES AND MAY BE UNSUCCESSFUL.

     To date, we have offered content and services directed at consumers in the United States. We plan to offer localized content and services directed at international consumers in the future in order to increase the international traffic to our Web site. We do not have any experience in localizing our content and services to conform to local cultures, standards and policies. We may have to compete with local companies that are likely to understand the local market better than we do. In addition, to achieve satisfactory performance for consumers, advertisers and ecommerce partners in international locations, it may be necessary to locate physical facilities, such as facilities to host our server computers, in the foreign market. We do not have experience establishing facilities in foreign countries. We may not be successful in appealing to a larger international market or in generating revenues from foreign advertising or ecommerce activities. In addition, different privacy, censorship and liability standards and regulations and different intellectual property laws in foreign countries could harm our business.

FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS MAY CAUSE OUR STOCK PRICE TO DECLINE.

     It is likely that our operating results in one or more future quarters may be below the expectations of stock market analysts, if any, or our investors, and this could cause our stock price to decline. We expect that our quarterly operating results will continue to fluctuate significantly and be affected by many factors, including the following:

     - fluctuations in the demand for Internet advertising generally and advertising on our Web site and via our digital greetings specifically;

     - fluctuations in purchases of products via the Internet generally and through our Web site specifically;

     - seasonal trends in Internet use, ecommerce and advertising demand;

     - fluctuations in traffic on our Web site generally and as the result of special promotions or seasonal events;

     - introduction of new Web sites, products and services by competitors;

     - marketing expenses and technology infrastructure costs;

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

     - expansion in our sales and customer support staff; and

     - technical difficulties or system downtime affecting the Internet generally or the operation of our Web site specifically.

     We have experienced and expect to continue to experience seasonality in our business. Consumer traffic on our Web site generally is higher during holiday periods such as Valentine's Day, Mother's Day, Father's Day and Christmas and is considerably slower during the summer months. In addition, sales of traditional greeting cards and gifts tend to be lower in the third calendar quarter of each year. Similarly, advertising sales in traditional media, such as television and radio, generally are lower in the first calendar quarter of each year. We may experience similar seasonality in our business. In addition, because advertising on the Internet is an emerging market, additional seasonal and other patterns in the usage of our products and services may emerge as the market matures. Seasonal patterns like this may harm our business.

     As a result of all of the factors discussed above, period-to-period comparison of our operating results may not be a good indication of our future performance.

                          RISKS RELATED TO OPERATIONS

TO MANAGE OUR GROWTH, WE WILL NEED TO IMPROVE OUR SYSTEMS, CONTROLS AND PROCEDURES.


     We currently are experiencing a period of rapid expansion in our Web site traffic, personnel, facilities and infrastructure. For example, the average number of daily visits to our Web site increased approximately 329% from 112,800 for the month of November 1998, the month we began to offer our digital greetings at no cost, to 483,900 for the month of October 1999, and our number of employees increased from 52 on October 31, 1998 to 148 on October 31, 1999, with most of this growth in the areas of marketing, engineering and operations. We expect that the number of our employees, including management-level employees, will continue to increase for the foreseeable future to address expected growth in our consumer base, expansion of our product and service offerings and the pursuit of ecommerce and other strategic opportunities. This growth and expansion have placed, and we expect they will continue to place, a significant strain on our management, operational and financial resources. In order to manage our growth, we must continue to improve our operational and financial systems and managerial controls and procedures, and we will need to continue to expand, train and manage our work force. We cannot assure you that our systems, procedures or controls will be adequate to support our operations or that we will be able to manage our growth effectively. Our failure to manage growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.


SYSTEM FAILURES, SLOW DOWNS OR SECURITY BREACHES WOULD HARM OUR REPUTATION AND THUS REDUCE OUR ATTRACTIVENESS TO OUR CURRENT AND FUTURE CONSUMERS, ADVERTISERS AND ECOMMERCE PARTNERS.

     System failures and slow downs could permanently harm our reputation and brand, and reduce our attractiveness to consumers, advertisers and ecommerce partners. Our ability to attract consumers, advertisers and ecommerce partners will depend significantly on the performance of our network infrastructure. A key element of our strategy is to generate a high volume of traffic on our Web site. Accordingly, the satisfactory performance, reliability and availability of our Web site and our computer infrastructure are critical to our reputation and our ability to attract and retain consumers, advertisers and ecommerce merchants. An increase in the volume of consumer traffic could strain the capacity of our infrastructure. For example, during the week before Valentine's Day 1999, we experienced a heavy increase in traffic to our Web site, which resulted in slow response rates. We may be unable to improve our technical infrastructure in relation to increased consumer volume generally and, in particular, during peak capacity periods. If we experience outages, frequent or persistent system failures or degraded response times, our reputation and brand could be harmed permanently. In addition, we could lose advertising revenues during these interruptions and consumer satisfaction could be negatively impacted if our service is slow or unavailable. Furthermore, our consumers use Internet service providers, online service providers and other Web site operators for access to our Web site. Each of these providers has experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems.

     A fundamental requirement for the online communications products and services we offer is the secure transmission of confidential information over the Internet. The occurrence or perception of security breaches could harm our business. Third parties may attempt to breach the security provided by our Web site. If they are successful, they could obtain confidential information about our consumers, including their passwords, financial account information, credit card numbers or other personal information. Our consumers may file suits against us for any breach in our Web site's security. If we are not held liable, a security breach could still harm our reputation, as even the perception of security risks, whether or not valid, could inhibit market acceptance of our products and services. Despite our implementation of security measures, our software is vulnerable to computer viruses, electronic break-ins and similar disruptions, which could lead to interruptions, delays or loss of data. We may be required to expend significant capital and other resources to license encryption or other technologies to protect against security breaches or to alleviate problems caused by these breaches. In addition, our consumers might decide to stop using our products and services if we experience security breaches.

     We use third-party software to manage and deliver advertisements and to provide our advertisers with advertisement performance data. The failure of these systems to function properly could discourage advertisers from placing advertisements on our Web site or merchants from offering their products through our Web site. The failure of these systems also could require us to incur additional costs or could result in interruptions in our business during the time spent replacing these systems. Our failure to expand and upgrade our network system, provide consumers with access to our service or timely address any system error or failure could materially harm our business and reputation.

     The occurrence of an earthquake or other natural disaster or unanticipated problems at our leased facility in San Francisco, California or at the servers that host or back-up our systems could result in interruptions or delays in our business, loss of data or could render us unable to provide services. In addition, our systems are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, and similar events. Our general liability insurance policies may not adequately compensate us for losses that may occur due to interruption in our service.

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

WE MAY BE UNABLE TO EXPAND OUR MARKETING, ENGINEERING, SALES AND CUSTOMER SUPPORT ORGANIZATIONS BECAUSE QUALIFIED PERSONNEL ARE IN SHORT SUPPLY.

     We will need to substantially expand both our consumer marketing and corporate marketing efforts and advertising sales operations to increase market awareness and sales of our products and services. We recently expanded our sales forces and plan to hire additional sales personnel. Competition for highly qualified sales personnel is intense, and we may be unable to hire the type and number of sales personnel we are targeting. To support and enhance our technology infrastructure, we will also need to increase the personnel in our engineering department. In addition, we will need to increase our staff to support new consumers and the expanding needs of our existing consumers. Hiring highly qualified engineers, customer service and support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of the Internet.

WE RECENTLY RECRUITED MOST OF OUR MANAGEMENT TEAM.


     Many members of our management team have recently been hired, including our Chief Executive Officer, Chief Financial Officer, Senior Vice President of Sales, Vice President of Marketing and Chief Technology Officer. Many of these individuals do not have significant experience working together or with the rest of our management team. We cannot assure you that they will be able to work together successfully or manage any growth we experience. The process of integrating these individuals may detract from the operation of, and have an adverse effect on, our business.


OUR SENIOR MANAGEMENT TEAM AND OTHER KEY EMPLOYEES ARE CRITICAL TO OUR BUSINESS AND THEY MAY NOT REMAIN WITH US IN THE FUTURE.

     Our success will be substantially dependent on the performance of our senior management and key creative, technical, marketing and sales personnel, many of whom joined us only recently. The loss of the services of any of our executive officers or other key employees could harm our business. Key employees other than executive officers include our Vice President of Marketing, Vice President of Engineering, Vice President of Sponsorship Sales and General Counsel. We do not have employment agreements with our executive officers, senior management or other key personnel, other than an employment agreement with our Chief Executive Officer. In addition, our employees may voluntarily terminate their employment at any time.

WE MAY BE UNABLE TO ADAPT TO EVOLVING INTERNET TECHNOLOGIES AND CONSUMER
DEMANDS.

     To be successful, we must adapt to rapidly changing Internet technologies by continually enhancing our products and services and introducing new services to address our consumers' changing needs. We could incur substantial development or acquisition costs if we need to modify our services or infrastructure to adapt to changes affecting providers of Internet services. Our business could be harmed if we incur significant costs to adapt to these changes. If we cannot adapt to these changes, or do not sufficiently increase the features and functionality of our products and services, our consumers may switch to the product and service offerings of our competition. Furthermore, our competitors or potential competitors may develop products or services that are more appealing to our current and potential consumers. As a result, demand for our services may decrease.

YEAR 2000 PROBLEMS COULD LEAD TO MALFUNCTIONS OF OUR COMPUTER AND COMMUNICATIONS SYSTEMS AND PREVENT US FROM RUNNING OUR BUSINESS.

     Many existing computer programs cannot distinguish between a year beginning with "20" and a year beginning with "19" because they use only the last two digits to refer to a year. For example, these programs cannot tell the difference between the year 2000 and the year 1900. As a result, these programs may malfunction or fail completely. If we or any third parties with whom we have a material relationship fail to achieve year 2000 readiness, our business may be seriously harmed. In particular, year 2000 problems could temporarily prevent us from offering our goods and services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Readiness Disclosure."

   RISKS RELATED TO CONTENT, INTELLECTUAL PROPERTY AND GOVERNMENT REGULATION

WE MAY BE SUED FOR CONTENT AVAILABLE OR POSTED ON OUR WEB SITE OR THE PRODUCTS AND SERVICES AVAILABLE THROUGH OUR WEB SITE.

     We provide a wide variety of content that enables consumers to send digital greetings and other communications, and we intend to offer services that will allow consumers to conduct business and engage in various online activities. The laws relating to the liability of providers of these online services for the activities of their consumers is currently unsettled. Claims could be made against us for negligence, defamation, libel, copyright or trademark infringement, personal injury or other legal claims based on the content that we license from third parties or create internally or based on content that may be posted online by our consumers. While we generally obtain written licenses to use third-party content on our Web site, in some instances we rely only upon oral licenses. In addition, we could be exposed to liability with respect to third-party or internally created content on our Web site or with respect to the content of third-party Web sites that may be accessible through our Web site. These claims might include, among others, that by providing access to third-party content or by linking to Web sites operated by third parties, we may be liable for copyright or trademark infringement or other unauthorized actions by third parties through those Web sites. Furthermore, we could be exposed to liability for content and materials that may be created by consumers in build-your-own customized digital greetings. Any claims like these, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention, require us to enter into costly royalty or licensing arrangements or prevent us from using important technologies, ideas or formats, any of which could materially harm our business. Although we carry general liability insurance, our insurance policy does not currently cover intellectual property infringement. Obtaining adequate insurance coverage or implementing measures to reduce our exposure to this type of liability may require us to spend substantial resources. We currently do not have plans to obtain insurance that would cover intellectual property infringement.

OUR BUSINESS DEPENDS ON OUR PROTECTION OF OUR INTELLECTUAL PROPERTY RIGHTS, AND WE MAY BE UNABLE TO ADEQUATELY PROTECT THEM.

     Our success will depend on the protection of and the goodwill associated with our trademarks and other intellectual property rights to our products and services. A substantial amount of uncertainty exists concerning the application of copyright and trademark laws to the Internet and other digital media, and existing laws may not provide adequate protection of our content or our Internet addresses, commonly referred to as "domain names." We have registered the name "E-greetings" as our trademark and service mark in the United States. We also have filed and plan to file applications to register a number of our other trademarks, trade names and service marks in the United States and foreign jurisdictions. We may be unable to obtain some or all of these registrations.

CONSUMER PRIVACY CONCERNS AND CONSUMER PROTECTION PRIVACY REGULATIONS COULD IMPAIR OUR ABILITY TO OBTAIN OR USE INFORMATION ABOUT OUR CONSUMERS.

     Privacy concerns may cause consumers to resist providing the personal data necessary to support our ability to collect information about our consumers. Our Web site currently uses "cookies" to track consumer preferences in order to tailor content to them. A "cookie" is information keyed to a specific server, file pathway or directory location that is stored on a consumer's hard drive, possibly without the consumer's knowledge, but generally removable by the consumer. We also capture demographic and profile information when an individual registers with us, and we capture and retain data based on digital greetings sent and received by our consumers. We utilize this information to assist advertisers in targeting their online advertising campaigns to consumers with particular demographic characteristics. Although we currently have a policy against providing our consumers' personal information to third parties, we may decide in the future to provide this information to our advertising and ecommerce partners. In the past, the Federal Trade Commission has investigated companies that have taken actions like this without permission or in violation of the companies' stated privacy policies. If we begin providing information like this without permission or in violation of our privacy policy, we may face potential liability for invasion of privacy. Even the perception of security and privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our Web site products and services. In addition, legislative or regulatory requirements may heighten these concerns if businesses must notify Internet consumers that the data may be used by marketing entities to direct product promotion and advertising to the consumer. Other countries and political entities, such as the European Union, have adopted legislation and regulatory requirements like this. The United States may adopt similar legislation or regulatory requirements. If we do not adequately address consumer privacy concerns, our business could be materially harmed.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES COULD RESULT IN ADDITIONAL COSTS OF DOING BUSINESS ON THE INTERNET.

     We currently are not subject to meaningful direct regulation applicable to access to, or commerce on, the Internet by any government agency. It is possible that in the future a number of laws and regulations may be adopted with respect to the Internet and other digital media, covering issues such as consumer privacy, ecommerce and the pricing, characteristics and quality of products and services. By conducting business via the Internet, we may be subject to the laws of foreign jurisdictions in an unpredictable manner.

     Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and providers of online services in a manner similar to long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet. Moreover,

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

the applicability of existing laws relating to issues such as property ownership, defamation and personal privacy on the Internet is uncertain. Any new laws or regulations relating to the Internet could harm our business.

     We also could be exposed to liability arising from the activities of consumers of our content or services or with respect to the unauthorized duplication or insertion of material (such as material deemed obscene or inappropriate for children) accessed directly or indirectly through our services. Several private lawsuits seeking to impose such liability upon content providers, online services companies and Internet access providers currently are pending. In addition, legislation has been enacted that imposes, and further legislation may be proposed that may impose liability for, or prohibit the transmission over the Internet of, certain types of information and content. Any legislation or regulation like this, or the application of existing laws to the Internet, could expose us to significant liabilities associated with our content or services.

     There is also uncertainty regarding the imposition of sales and other taxes on ecommerce transactions, which may impair our ability to derive financial benefits from ecommerce activities. Although the Internet Tax Freedom Act precludes, for a period of three years ending January 2002, the imposition of state and local taxes that discriminate against or single out the Internet, it does not currently impact existing taxes. However, one or more states may seek to impose sales tax collection obligations on out-of-state companies, such as us, which engage in or facilitate online commerce. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Proposals like these, if adopted, could substantially impair the growth of ecommerce and could adversely affect our opportunity to derive financial benefits from ecommerce. Moreover, if any state or foreign country were to successfully assert that we should collect sales or other taxes on the sale of merchandise on or through our Web site, it could affect our cost of doing business.

CHANGES IN REGULATION COULD REDUCE THE VALUE OF OUR DOMAIN NAME.

     We own the Internet domain name "Egreetings.com" in the United States. Domain names generally are regulated by Internet regulatory bodies, and the regulation of domain names is subject to change. Regulatory bodies could establish new domain name systems, appoint additional domain name registrars or modify the requirements for holding domain names. In addition, regulations regarding foreign domain name registration vary from jurisdiction to jurisdiction and are subject to change. As a result, we might not acquire or maintain the "Egreetings.com" or comparable domain names in any of the countries in which we conduct business, which could harm our business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear and still evolving. Therefore, we might be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. If we are unable to protect our domain names, our business would suffer.

                         RISKS RELATED TO THIS OFFERING

THE PRICE OF OUR SHARES COULD BE SUBJECT TO EXTREME FLUCTUATIONS AND YOU COULD HAVE DIFFICULTY TRADING YOUR SHARES. WE MAY BE SUBJECT TO LAWSUITS AS A RESULT OF EXTREME FLUCTUATIONS IN OUR STOCK PRICE.

     The trading market price of our common stock may decline below the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to a number of factors, including the following:

     - actual or anticipated quarterly variations in our operating results;

     - changes in market expectations of our future financial performance or changes in the estimates of securities analysts;

     - a limited public float;

     - announcements by our competitors; and

     - conditions affecting the Internet in general or our industry specifically.

     The trading price of our common stock may be volatile. Public market analysts and investors have not been able to develop consistent financial models for Internet companies because of the unpredictable rate of growth of Internet users, the rapidly changing models of doing business on the Internet and the Internet's relatively low barriers to entry. As a result, and because of the other risks discussed in this prospectus, our operating results may not meet the expectations of public market analysts, if any, or our investors in future periods. If this occurs, the price of our common stock will likely fall. In addition, the stock market in general and the market for technology and Internet-related companies in particular have experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. If this were to happen to us, litigation would be expensive and would divert management's attention from the operation of our business.

     The initial public offering price will be established by negotiation between the underwriters and us. You should read the "Underwriters" section for a more complete discussion of the factors to be considered in determining the initial public offering price.

OUR MANAGEMENT WILL HAVE BROAD DISCRETION TO USE THE OFFERING PROCEEDS AND THEIR USES MAY NOT YIELD A FAVORABLE RETURN.

     Most of the net proceeds of this offering are not allocated for specific uses. Our management will have broad discretion to spend the proceeds from this offering in ways with which stockholders may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns. This could have significant adverse effects on our financial condition and could cause the price of our common stock to decline.

OUR EXECUTIVE OFFICERS, DIRECTORS AND MAJOR STOCKHOLDERS WILL CONTROL 63.5% OF OUR COMMON STOCK AFTER THIS OFFERING.

     After this offering, executive officers, directors and holders of 5% or more of our outstanding common stock will, in the aggregate, beneficially own 63.5% of our outstanding common stock. As a result, these stockholders will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership also may have the effect of delaying, deterring or preventing a change in control of our company and may make some transactions more difficult or impossible to complete without the support of these stockholders.

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE OUR COMPANY, WHICH COULD DEPRESS OUR STOCK PRICE.

     Delaware corporate law and our certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of our company or our management. These provisions also could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions do the following:

     - authorize us to issue "blank check" preferred stock, which is preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to the rights attached to the common stock;

     - provide for a staggered board of directors, so that no more than three directors could be replaced each year and it would take three successive annual meetings to replace all of our current directors;

     - prohibit stockholder action by written consent; and

     - establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

THE BOOK VALUE OF THE SHARES YOU PURCHASE WILL BE SUBSTANTIALLY LESS THAN THE PRICE YOU PAY FOR THE SHARES.

     The assumed initial public offering price is substantially higher than the net tangible book value of each outstanding share of common stock. As a result, purchasers of common stock in this offering will suffer immediate and substantial dilution. This dilution will reduce the net tangible book value of their shares, since these investments will be at a substantially higher per share price than they were for our existing stockholders. The dilution will be $5.85 per share in the net tangible book value of the common stock from the assumed initial public offering price of $9.00 per share. If additional shares are sold by the underwriters following exercise of their over-allotment option, or if outstanding options or warrants to purchase shares of common stock are exercised, there will be further dilution.

A SIGNIFICANT PERCENTAGE OF OUR STOCK MAY BE SOLD INTO THE PUBLIC MARKET IN THE NEAR FUTURE, WHICH COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.

     Sales of a substantial number of shares of common stock in the public market following this offering could cause the market price of our common stock to decline. After this offering, we will have outstanding 34,443,481 shares of common stock, based on the number of shares of common stock outstanding as of November 22, 1999. The 6,000,000 shares offered for sale through the underwriters will be freely tradable unless purchased by our affiliates or covered by a separate lock-up agreement with the underwriters. Of the remaining 28,443,481 shares of common stock outstanding after this offering, 19,150,931 shares will be eligible for sale in the public market beginning 181 days after the date of this prospectus. The remaining 9,292,550 shares will become available at various times thereafter upon the expiration of one-year holding periods. See "Shares Eligible for Future Sale." We also intend to register up to 8,097,223 additional shares of our common stock after this offering for issuance under our equity incentive plans. In addition, holders of approximately 22,717,555 shares of common stock will be entitled to certain demand and piggyback registration rights with respect to the registration of their shares. If these holders, by exercising their registration rights, cause a large number of securities to be registered and sold in the public market, the market price of our stock could decrease.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including "could," "may," "will," "should," "anticipate," "predict," "believe," "plan," "expect," "estimate," "future," "intend," "potential" or "continue," the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described in "Risk Factors" above and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to our actual results or to changes in our expectations.

                                USE OF PROCEEDS

     We estimate that our net proceeds from this offering will be approximately $48.7 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $56.3 million.

     We intend to use between $20 million and $30 million of the net proceeds to fund increased sales and marketing activities. We also intend to use approximately $10 million of the net proceeds for capital expenditures, including technology and physical infrastructure. We expect to use any remaining net proceeds to fund the acquisition of content and general corporate purposes, including possible acquisitions. We are not currently a party to any contracts or letters of intent with respect to any acquisitions. We have not identified specific uses for all of the proceeds from this offering and our management will have discretion over their use and investment. We intend to invest the net proceeds from this offering in short-term, investment grade, interest-bearing securities until they are used. We reserve the right to increase or decrease the size of this offering and the price per share of the shares we are offering.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We presently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends for the foreseeable future. In addition, our bank line of credit agreement prohibits the payment of cash dividends.

                                 CAPITALIZATION

     The following table sets forth our total capitalization as of September 30, 1999. The pro forma column reflects:

     - the sale of 5,846,546 shares of Series G preferred stock in October 1999 for net proceeds of approximately $23.0 million;

     - the sale of 3,712,871 shares of Series G preferred stock in November 1999 to National Broadcasting Company, Inc. for gross proceeds of approximately $7.5 million in cash (less approximately $1.0 million in related placement, legal and other fees) and approximately $7.5 million of advertising rights;

     - approximately $4.8 million of deferred content costs recorded in connection with a content license agreement entered into with NBC in November 1999;

     - net proceeds of approximately $9.1 million to be received upon the assumed exercise of a warrant to purchase preferred stock convertible into 3,326,667 shares of common stock, which will expire upon the completion of this offering. A warrant to purchase 946,925 shares of our Series E preferred stock at $9.60 per share was issued to Gibson Greetings in December 1997. As a result of anti-dilution rights contained in the warrant, the aggregate number of shares of Series E preferred stock issuable pursuant to this warrant increased to 1,663,333 following our sale of Series F and G preferred stock. Pursuant to the terms of the warrant, there was no adjustment to the aggregate exercise price of the warrant and, as a consequence, the per share exercise price of the warrant currently is $5.46. Each share of Series E preferred stock presently is convertible into two shares of common stock; and

     - the conversion of all outstanding shares of preferred stock into common stock upon the completion of this offering. Each share of Series A through F preferred stock is convertible into two shares of common stock and each share of Series G preferred stock is convertible into two-thirds of one share of common stock.

The pro forma as adjusted column gives effect to the issuance and sale by us in this offering of 6,000,000 shares of common stock at an assumed initial public offering price of $9.00 per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. This table should be read in conjunction with the financial statements and related notes thereto included elsewhere in this prospectus.

                                                                SEPTEMBER 30, 1999
                                                       ------------------------------------
                                                                                 PRO FORMA
                                                        ACTUAL     PRO FORMA    AS ADJUSTED
                                                       --------    ---------    -----------
                                                         (IN THOUSANDS, EXCEPT SHARE AND
                                                                 PER SHARE DATA)
Long-term liabilities................................  $  3,590    $  3,590      $  3,590
                                                       --------    --------      --------
Stockholders' equity:
  Convertible preferred stock, $0.001 par value;
     15,500,000 shares authorized, 6,332,420 shares
     issued and outstanding, actual; no shares issued
     and outstanding, pro forma; 5,000,000 shares
     authorized, no shares issued and outstanding pro
     forma as adjusted...............................  $ 42,395    $     --      $     --
  Common Stock, $0.001 par value; 65,000,000 shares
     authorized, 6,076,656 shares issued and
     outstanding, actual; 28,441,107 shares issued
     and outstanding, pro forma; 75,000,000 shares
     authorized, 34,441,107 shares issued and
     outstanding, pro forma as adjusted..............     9,869     103,153       151,873
Deferred stock compensation..........................    (2,853)     (2,853)       (2,853)
Notes receivable from stockholders...................    (5,360)     (5,360)       (5,360)
Accumulated deficit..................................   (35,096)    (35,096)      (35,096)
                                                       --------    --------      --------
     Total stockholders' equity......................     8,955      59,844       108,564
                                                       --------    --------      --------
          Total capitalization.......................  $ 12,545    $ 63,434      $112,154
                                                       ========    ========      ========

     The above information excludes as of September 30, 1999:

        - 2,317,115 shares of common stock issuable upon exercise of options outstanding;

        - 353,104 shares of common stock issuable upon conversion of preferred stock issuable upon exercise of warrants outstanding; and

        - 1,282,338 additional shares that remain available for grant under our stock option plan.

                                    DILUTION

     Our pro forma net tangible book value at September 30, 1999 was approximately $59.8 million, or $2.10 per share. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (total tangible assets less total liabilities) by the number of shares of common stock outstanding, after giving effect to the sale of 5,846,546 shares of Series G preferred stock in October 1999, the sale of 3,712,871 shares of Series G preferred stock in November 1999, and the conversion of all outstanding shares of our convertible preferred stock into common stock, which will occur automatically upon the completion of this offering. After giving effect to our sale in this offering of 6,000,000 shares of common stock at an assumed initial public offering price of $9.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at September 30, 1999 would have been approximately $108.6 million, or $3.15 per share. This represents an immediate increase in the pro forma net tangible book value per share of $1.05 to existing stockholders and an immediate dilution of $5.85 per share to new investors purchasing shares in this offering. If the initial public offering price is higher or lower, the dilution to new investors will be greater or less, respectively. The following table illustrates this dilution per share:

Assumed initial public offering price per share.............           $9.00
Pro forma net tangible book value per share before the
offering....................................................  $2.10
  Increase per share attributable to new investors..........   1.05
                                                              -----
Pro forma net tangible book value per share after the
  offering..................................................            3.15
                                                                       -----
Dilution per share to new investors.........................           $5.85
                                                                       =====

     The following table summarizes, on a pro forma basis as of September 30, 1999, the number of shares of common stock purchased from us, the total consideration provided to us and the average price per share provided by existing stockholders and new investors. The calculation is based on an assumed initial public offering of $9.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

                                   SHARES PURCHASED          TOTAL CONSIDERATION       AVERAGE
                                -----------------------   -------------------------     PRICE
                                  NUMBER     PERCENTAGE      AMOUNT      PERCENTAGE   PER SHARE
                                ----------   ----------   ------------   ----------   ---------
Existing stockholders.........  28,441,107      82.6%     $ 89,318,000       62.3%      $3.14
New investors.................   6,000,000      17.4        54,000,000       37.7       $9.00
                                ----------     -----      ------------     ------
          Total...............  34,441,107     100.0%     $143,318,000      100.0%
                                ==========     =====      ============     ======

     This discussion and table give effect to the assumed exercise of a warrant to purchase preferred stock convertible into 3,326,667 shares of common stock, which will expire upon the completion of this offering, but assumes no exercise of options and other warrants outstanding as of September 30, 1999. As of September 30, 1999, there were options outstanding to purchase a total of 2,317,115 shares of common stock at a weighted average price of $1.52 per share and warrants outstanding to purchase preferred stock convertible into 353,104 shares of common stock at a weighted average exercise price of $3.23 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors. For further information regarding options and warrants, please see "Management -- Stock Option Plans," "-- 1996 Stock Option Plan," "-- 1999 Equity Incentive Plan," "-- 1999 Non-Employee Directors' Plan," "-- 1999 Employee Stock Purchase Plan," "Description of Capital Stock" and Note 6 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

     The statement of operations data for the three years in the period ended December 31, 1998 and the related balance sheet data as of December 31, 1997 and 1998 are derived from our financial statements, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. The selected balance sheet data as of December 31, 1996 are derived from audited financial statements not included in this prospectus. The selected statement of operations data for the period from July 8, 1994 (inception) to December 31, 1994 and the year ended December 31, 1995 and the selected balance sheet data as of December 31, 1994 and 1995 are derived from unaudited financial statements not included in this prospectus. The financial data for the nine months ended September 30, 1998 and 1999 and as of September 30, 1999 are derived from unaudited financial statements included elsewhere in this prospectus. We have prepared this unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial position and operating results for such date and periods. When you read this selected financial data, it is important that you read the historical financial statements and related notes included in this prospectus, as well as the section of this prospectus related to "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.

                                         PERIOD FROM
                                         JULY 8, 1994                 YEAR ENDED                NINE MONTHS ENDED
                                        (INCEPTION) TO               DECEMBER 31,                 SEPTEMBER 30,
                                         DECEMBER 31,    ------------------------------------   ------------------
                                             1994         1995     1996      1997      1998      1998       1999
                                        --------------   ------   -------   -------   -------   -------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues..............................     $     4       $   58   $   164   $   505   $   317   $   182   $  1,527
Costs and expenses:
  Cost of services....................           1           23       256       336       610       401      1,989
  Sales and marketing.................          --           67       366       942     3,094     1,918      8,221
  Operations and development..........          14           66       552     1,422     2,628     1,631      7,081
  General and administrative..........          11          251       778       830     1,444     1,203      4,051
  Amortization of deferred content
    costs.............................          --           --        --        --       138       126        754
  Amortization of deferred stock
    compensation......................          --           --        --        --       201       113      1,366
                                           -------       ------   -------   -------   -------   -------   --------
    Total costs and expenses..........          26          407     1,952     3,530     8,115     5,392     23,462
                                           -------       ------   -------   -------   -------   -------   --------
Loss from operations..................         (22)        (349)   (1,788)   (3,025)   (7,798)   (5,210)   (21,935)
Interest income (expense), net........          --           --         4       (68)      (23)       (3)       (92)
                                           -------       ------   -------   -------   -------   -------   --------
Net loss..............................     $   (22)      $ (349)  $(1,784)  $(3,093)  $(7,821)  $(5,213)  $(22,027)
                                           =======       ======   =======   =======   =======   =======   ========
Net loss per share:(1)
  Basic and diluted...................     $(11.00)      $(0.16)  $ (1.14)  $ (1.00)  $ (2.26)  $ (1.50)  $  (6.12)
                                           =======       ======   =======   =======   =======   =======   ========
  Weighted average shares.............           2        2,144     1,561     3,100     3,464     3,464      3,598
                                           =======       ======   =======   =======   =======   =======   ========
Pro forma net loss per share:(1)
  Basic and diluted...................                                                $ (0.94)            $  (1.51)
                                                                                      =======             ========
  Weighted average shares.............                                                  8,324               14,570
                                                                                      =======             ========

                                                                      DECEMBER 31,
                                                          -------------------------------------   SEPTEMBER 30,
                                                          1994   1995   1996    1997     1998         1999
                                                          ----   ----   ----   ------   -------   -------------
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...............................  $  1   $101   $719   $3,524   $   268     $  2,376
Working capital (deficit)...............................     1     43    344    2,735    (2,838)      (3,811)
Total assets............................................     3    128    998    5,203     2,968       20,955
Long-term liabilities...................................    20     20     70      197     1,100        3,590
Total stockholders' equity (deficit)....................   (18)    50    547    4,185    (1,489)       8,955

-------------------------
(1) See Note 1 of Notes to Financial Statements for an explanation of the determination of the number of shares used in computing per share data.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our financial statements and the related notes and the other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by forward-looking information due to factors discussed under "Risk Factors," "Business" and elsewhere in this prospectus.

OVERVIEW

     From our inception in July 1994 through 1996, we derived our revenues primarily from the sale of paper greeting cards, first through CD-ROM based catalogs and then through our Web site and our online store on America Online
(AOL). In February 1997, we implemented AOL's first digital greetings service, and in late 1997, we launched our own digital greetings service from our Web site. Revenues through 1997 consisted primarily of fees from AOL and, to a lesser extent, sales of paper and digital greetings through our Web site. We discontinued the sale of paper greeting cards through our Web site in July 1997 in order to focus on our digital greetings service. Revenues in 1998 were derived largely from the sale of advertisements, sponsorships and digital greetings on our Web site and from content licensing fees paid to us by AOL. Our relationship with AOL ended in late 1998.

     In November 1998, we made a significant change to our business model and began offering our digital greetings for free. We made this change in order to more rapidly build a large and active user base, which increases our ability to sell advertisements and sponsorships on our Web site to third parties. Our business model also includes ecommerce and direct marketing activities, although we have not yet realized any significant revenues from these activities and are still implementing the infrastructure and establishing the relationships required to support these activities. As a result, our revenues since November 1998 have been derived primarily from the sale of advertisements and sponsorships on our Web site and secondarily from direct marketing activities. For the nine months ended September 30, 1999, approximately 99% of our revenues were derived from the sale of advertisements and sponsorships and direct marketing activities. As we develop and introduce more products and services in the future, we anticipate that revenues from advertisements and sponsorships will decrease as a percentage of total revenues.


     In November 1999, American Greetings, Inc. announced the execution of an agreement to acquire Gibson. If the proposed acquisition is consummated, American Greetings would become our largest stockholder. American Greetings is the parent company of AmericanGreetings.com, which is one of our competitors in the digital greetings market. We do not know how our relationship with Gibson or our rights pursuant to our license agreement with Gibson will be affected if this acquisition is consummated. If Gibson or, upon consummation of the proposed acquisition, American Greetings fails to perform under the terms of our license agreement, the amount of content we are able to offer our consumers will decrease significantly, which would harm our business. For the quarter ended September 30, 1999, 36% of all digital greetings sent from our Web site contained content obtained pursuant to our license agreement with Gibson.

     In addition, in December 1999, Excite@Home Network acquired Bluemountain.com, the online business of Blue Mountain Arts, which is one of our competitors in the digital greetings market. Advertising revenues from Excite@Home were approximately $615,000 in the nine months ended September 30, 1999 and represented approximately 40% of our total revenues for that period. Our advertising relationship with Excite@Home ended in November 1999 and we do not anticipate receiving any future revenues from Excite@Home.


RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999

Revenues

     Revenues increased from $182,000 for the nine months ended September 30, 1998 to $1.5 million for the nine months ended September 30, 1999. Revenues increased from $103,000 in the first quarter of 1999 to $621,000 in the second quarter to $803,000 in the third quarter. The first quarter of 1999 was the first full quarter after we changed our business model from one in which revenues were derived from the sale of digital greetings to one in which revenues are derived from the sale of advertisements and sponsorships. Since making this change in November 1998, we have experienced significant growth in traffic to our Web site, which has resulted in growth in our advertising inventory. The number of visits to our Web site increased from 3.6 million in October 1998, the month before our business model change, to more than 14.5 million in October 1999. In addition to advertising and sponsorship revenues, we began to generate revenues from direct marketing email activities in the second and third quarters of 1999. Revenues generated from these email campaigns approximated $174,000 for the nine months ended September 30, 1999.

     We typically guarantee advertisers a minimum number of "impressions," or times that an advertisement appears in pages viewed by consumers using our Web site. We recognize revenues on the sale of advertisements based on the ratio of the number of impressions actually delivered to the guaranteed number of impressions. We recognize revenues on the sale of sponsorships on a straight-line basis over the period during which the sponsor's promotional message is displayed on our Web site. Direct marketing revenues are recognized based on the ratio of the number of emails actually sent to the guaranteed number of emails to be sent. In all cases, revenues are recognized only if we have no remaining significant obligations and the collection of the receivable is probable.

Cost of Services

     Cost of services is comprised primarily of royalties paid to content licensors, the cost of our internal content production, Internet connectivity charges and server co-location costs.

     Cost of services increased from approximately $401,000 for the nine months ended September 30, 1998 to approximately $2.0 million for the nine months ended September 30, 1999. Cost of services increased from $399,000 in the first quarter of 1999 to $672,000 in the second quarter to $918,000 in the third quarter. The steady increase in this cost is primarily due to the increase in content royalty fees, Internet connectivity costs and the number of employees dedicated to content creation. To the extent we experience an increase in our Web site traffic and the number of digital greetings sent, we would expect our cost of services to increase. Cost of services is not proportional to revenues and may increase or decrease as a percentage of revenues.

Sales and Marketing

     Sales and marketing expenses consist primarily of expenses related to online and offline advertising, distribution, personnel and facilities, promotional activities and public relations costs. Distribution costs reflect amounts paid to online service providers, portals and other Web sites who market and provide links to our Web site.

     Sales and marketing expenses increased from approximately $1.9 million for the nine months ended September 30, 1998 to approximately $8.2 million for the nine months ended September 30, 1999. Sales and marketing expenses decreased from approximately $2.9 million in the first quarter of 1999 to approximately $2.4 million in the second quarter of 1999. Although we increased the size of our sales department from three sales personnel at the end of the first quarter of 1999 to 11 at the end of the second quarter, the decrease in sales and marketing expenses primarily was due to reduced advertising activities in the second quarter. Specifically, we conducted an advertising campaign in the first quarter of 1999 in anticipation of Valentine's Day as consumers tend to send a large number of greetings for this holiday. Because consumers typically send fewer greetings and online traffic typically declines during the summer months, we reduced our advertising activities in the months preceding the summer. Sales and marketing expenses increased to $2.9 million in the third quarter of 1999, a slight increase compared to the second quarter. This increase was the result of more print and online advertising during the quarter and costs related to broadcast advertising that will air in the fourth quarter. We anticipate that overall sales and marketing expense will increase significantly in absolute dollars in the foreseeable future. Sales and marketing expense as a percentage of total revenues may fluctuate depending on the timing and type of new marketing programs and distribution agreements and the addition of sales and marketing personnel.

Operations and Development

     Operations and development expenses consist primarily of personnel and facilities costs for our site management, product management, business development, engineering, site operations and site production departments.

     Operations and development expenses increased from approximately $1.6 million for the nine months ended September 30, 1998 to approximately $7.1 million for the nine months ended September 30, 1999. Operations and development expenses increased from approximately $1.3 million in the first quarter of 1999 to approximately $2.1 million in the second quarter and approximately $3.7 million in the third quarter. These increases primarily were due to increased personnel costs, including the cost of independent contractors assisting on the rearchitecture of our Web site and other engineering projects. Depreciation expense also increased due to the addition of hardware and software to support the increased traffic on our Web site. We anticipate that overall operations and development expenses will increase in the foreseeable future. These expenses as a percentage of revenues may fluctuate depending on the level of future revenues and the timing of new personnel hires to support and expand our site infrastructure and traffic.

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

General and Administrative

     General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, facilities and administration, legal, human resources and fees for professional services.

     General and administrative expenses increased from approximately $1.2 million for the nine months ended September 30, 1998 to approximately $4.1 million for the nine months ended September 30, 1999. General and administrative expenses were approximately $1.0 million in each of the first two quarters of 1999 and increased to approximately $2.0 million in the third quarter of 1999, primarily as a result of an increase in personnel and facility costs. We anticipate that general and administrative expense will increase in the foreseeable future. General and administrative expense as a percentage of revenues may fluctuate depending on the level of future revenues and the timing of additional investments in general and administrative infrastructure.

Amortization of Deferred Content Costs

     Amortization of deferred content costs consists of the amortization of the fair value of a warrant issued to Gibson Greetings, Inc. in December 1997 in connection with the establishment of a relationship with Gibson under which we obtained the right to distribute Gibson's content in the form of digital greetings. The fair value of the Gibson warrant at each quarterly valuation date is being amortized by charges to operations over the remaining life of the Gibson agreement, which expires on December 31, 2002. Amortization of deferred content costs was approximately $153,000 in the first quarter of 1999, approximately $252,000 in the second quarter and approximately $349,000 in the third quarter, for a total of approximately $754,000 for the nine months ended September 30, 1999. In addition to the Gibson Greetings, Inc. deferred content costs, approximately $4.8 million of content costs were incurred in November 1999 in conjunction with a content licensing agreement signed with the National Broadcasting Company, Inc. We anticipate that amortization of the Gibson and NBC deferred content costs will be approximately $1.1 million in each quarter through 2001 and approximately $532,000 in each quarter of 2002. We will periodically review the recoverability of the deferred content costs and will write it down to its net realizable value if we consider it appropriate based on expected future revenues (and other benefits) or as a result of this amortization.

Amortization of Deferred Stock Compensation

     We recorded aggregate deferred stock compensation of approximately $488,000 in 1998 and approximately $3.9 million in the nine months ended September 30, 1999. These charges were related to the grant of stock options at exercise prices less than the deemed fair value of our common stock on the grant date. The deferred stock compensation is being amortized over the vesting periods of the options, generally four years, using a graded vesting method. Of the total deferred stock compensation, approximately $201,000 was amortized in 1998 and approximately $1.4 million was amortized in the first nine months of 1999. We expect amortization of approximately $627,000 for the remainder of 1999 and amortization of approximately $1.3 million in 2000, $649,000 in 2001 and $243,000 in 2002 relating to these options.

Interest Income (Expense), Net

     Net interest expense increased from approximately $3,000 for the nine months ended September 30, 1998 to approximately $92,000 for the nine months ended September 30, 1999. We had net interest expense of $166,000 in the first quarter of 1999, net interest income of $59,000 in the second quarter and net interest income of $15,000 in the third quarter. The interest income in the second and third quarters resulted from increased interest generated from the net proceeds of our sale of preferred stock in March 1999.

Income Taxes

     There has been no provision made for federal or state income taxes for any period as we have incurred operating losses to date. As of December 31, 1998, we had net operating loss carryforwards for federal income tax purposes of approximately $11.8 million. The federal net operating loss carryforwards will expire at various dates from 2010 through 2018 if not utilized. Due to the "change of ownership" provisions of the Internal Revenue Code, the availability of our net operating loss carryforwards may be subject to an annual limitation against taxable income in future periods if a change in ownership of more than 50% of the value of our stock should occur over a three-year period. This could substantially limit the eventual utilization of these carryforwards. For further information regarding income taxes, see Note 5 of Notes to Financial Statements.

YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

Revenues

     Revenues increased from approximately $164,000 in 1996 to approximately $505,000 in 1997 and decreased to approximately $317,000 in 1998. The increase in revenues from 1996 to 1997 was due to the receipt of fees paid to us in 1997 by AOL for developing and implementing AOL's first digital greeting service. Revenues decreased from 1997 to 1998 due to the expiration and nonrenewal of our contract with AOL. In late 1997, we began selling digital greetings and advertising on our own Web site. Revenues from these sales accounted for the majority of our revenue in 1998.

Cost of Services

     Cost of services increased from approximately $256,000 in 1996 to approximately $336,000 in 1997 and approximately $610,000 in 1998. The increase in cost of services from 1997 to 1998 was due to the increased cost of internal content production, third-party content and Web site connectivity and support.

Sales and Marketing

     Sales and marketing expenses increased from approximately $366,000 in 1996 to approximately $942,000 in 1997 and approximately $3.1 million in 1998. In late 1997, we ceased working on AOL's digital greeting service and began developing our own, which resulted in increased expenses for distribution channels and marketing.

Operations and Development

     Operations and development expenses increased from approximately $552,000 in 1996 to approximately $1.4 million in 1997 and approximately $2.6 million in 1998. These

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

increases primarily were due to increased personnel, engineering and Web site operating costs to build and maintain our digital greeting service.

General and Administrative

     General and administrative expenses increased from approximately $778,000 in 1996 to approximately $830,000 in 1997 and approximately $1.4 million in 1998. These increases primarily were due to increased personnel and facility expenditures necessary to support our growing digital greeting service.

Amortization of Deferred Content Costs

     In December 1997, we recorded deferred content costs of approximately $1.3 million with no related amortization. In 1998, we recorded additional deferred content costs of $445,000 and recorded amortization of $138,000.

Amortization of Deferred Stock Compensation

     We did not record any deferred stock compensation in 1996 or 1997. We recorded approximately $488,000 of deferred stock compensation in 1998 in connection with the grant of options in 1998 at exercise prices less than the deemed fair value of our common stock on the grant date. Of this amount, approximately $201,000 was amortized in 1998. Net Interest Income (Expense)

     We had interest income of approximately $4,000 in 1996 and net interest expense of approximately $68,000 in 1997 and approximately $23,000 in 1998.

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

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth our unaudited quarterly results of operations for the three quarters ended September 30, 1999. You should read the following table in conjunction with our financial statements and related notes included elsewhere in this prospectus. We have prepared this unaudited information on the same basis as the audited financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for the quarters presented. We have experienced and expect to continue to experience fluctuations in operating results from quarter to quarter. We have incurred net losses in each quarter since our inception, and we expect to incur losses for the foreseeable future.

                                                       1999 QUARTER ENDED
                                               -----------------------------------
                                               MARCH 31    JUNE 30    SEPTEMBER 30
                                               --------    -------    ------------
                                                         (IN THOUSANDS)
Revenues.....................................  $   103     $   621      $   803
Costs and expenses:
  Cost of services...........................      399         672          918
  Sales and marketing........................    2,889       2,384        2,948
  Operations and development.................    1,263       2,105        3,713
  General and administrative.................      980       1,026        2,045
  Amortization of deferred content costs.....      153         252          349
  Amortization of deferred stock
     compensation............................      154         405          807
                                               -------     -------      -------
     Total costs and expenses................    5,838       6,844       10,780
                                               -------     -------      -------
Loss from operations.........................   (5,735)     (6,223)      (9,977)
Interest income (expense), net...............     (166)         59           15
                                               -------     -------      -------
     Net loss................................  $(5,901)    $(6,164)     $(9,962)
                                               =======     =======      =======

     Our revenues and operating results are likely to vary significantly from quarter to quarter in the future due to a number of factors, many of which are outside of our control. These factors include:

     - our ability to sell advertisements and sponsorships;

     - our ability to offer compelling, original content and value-added services;

     - our ability to attract consumers of our products and services;

     - new Web sites, services or products introduced by us or our competitors;

     - the timing and uncertainty of sales cycles;

     - seasonal fluctuations in advertising sales;

     - the level of Internet usage;

     - our ability to attract and retain qualified personnel;

     - our ability to successfully integrate operations and technologies added as a result of acquisitions or other business combinations;

     - technical difficulties or system downtime affecting the Internet generally or the operation of our network; and

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

     - general economic conditions, as well as economic conditions specific to Internet companies.

     Our revenues for the near future will be substantially dependent on our relationships with advertisers and sponsors, many of which are short-term in nature and subject to cancellation without penalty. In addition, we derive a significant portion of our revenues from the sale of advertisements to a limited number of customers. Accordingly, the loss of an important advertising relationship or the cancellation or deferral of advertising orders could harm our results in any one quarter. As a result of these and other factors, quarter-to-quarter comparisons of our operating results should not be relied upon as an indication of future performance.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations since inception primarily through the sale of preferred stock and, to a lesser degree, equipment financing facilities.

     Net cash used in operating activities was approximately $5.8 million in 1998 and approximately $17.8 million for the nine months ended September 30, 1999. The $17.8 million in cash used in operating activities for the nine months ended September 30, 1999 was the result of approximately $22.0 million of net losses partially offset by an increase of approximately $4.2 million in accounts payable and accrued liabilities and by approximately $3.6 million of non-cash charges for depreciation of furniture and equipment and amortization of deferred content and stock compensation costs. Uses of cash in addition to net losses included approximately $3.9 million of expenditures on deposits, prepaids and other assets. Net cash used in investing activities was approximately $786,000 in 1998 and approximately $7.4 million for the nine months ended September 30, 1999. Cash used in investing activities was related to the acquisition of network hardware and software and other equipment in both periods. Net cash provided by financing activities was approximately $3.4 million in 1998 and approximately $27.3 million in the nine months ended September 30, 1999. The primary source of cash provided by financing activities was the sale of preferred stock and, to a lesser extent, borrowings under equipment facilities and stockholder notes payable.

     We have two equipment term loans. The loans bear interest at the prime rate plus 1% and the prime rate plus 2%, respectively and mature in June 2000 and March 2002, respectively. Principal and interest are payable monthly. In February 1999, we received an additional $500,000 for our equipment term loans. These loans are secured by the equipment purchased under the loan agreement and a general lien against our assets and require us to comply with the following four financial covenants:

     1) a minimum monthly quick ratio of 2.00 to 1.00;

     2) a minimum monthly liquidity ratio of 2.00 to 1.00;

     3) a minimum monthly tangible net worth of $1.4 million; and

     4) a quarterly profitability target defined as a maximum acceptable revenue decline of 20%.

We violated two of these financial covenants in August 1999: the quick ratio and liquidity covenants. We obtained a waiver for these covenant violations through August 1999. At September 30, 1999, we once again were in violation of the minimum quick ratio covenant. We have obtained a waiver for this covenant violation through September 30, 1999.

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

Subsequent to our sale of shares of Series G preferred stock in October of 1999, we have not been in violation of any of these financial covenants and we do not anticipate that we will be in violation of these covenants during the remaining term of the related loans. If it appears we may be in violation of any financial covenants in the future, we would expect to renegotiate such financial covenants with the lender.

     In August 1999, we entered into an equipment financing agreement with two leasing companies and a financial institution which provides for borrowings of up to $10.0 million, of which approximately $5.4 million was available for use as of September 30, 1999. Amounts due bear interest at the applicable three-year Treasury Note rate plus 2.75% per annum and are payable monthly over a 36 month period from the date of each advance. An additional interest payment of 10% of the total amount drawn-down on the facility is due upon extinguishment of the debt. Advances under the facility are available through July 31, 2000. Borrowings are secured by the equipment purchased under the financing agreement. There are no financial covenants required by this agreement.

     As of September 30, 1999, we had approximately $2.4 million of cash and cash equivalents and a working capital deficit of approximately $3.8 million. In October and November 1999, we issued and sold an aggregate of 9,559,417 shares of Series G preferred stock for net proceeds of approximately $29.5 million in cash and approximately $7.5 million of advertising credit on the NBC Television Network. We currently expect that the net proceeds from this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next 12 months. Thereafter, we anticipate that we will require additional funding through public or private financings or other arrangements. Adequate funds may not be available when needed or may not be available on favorable terms. If additional funds are raised through the issuance of equity securities, dilution to existing stockholders will result. If insufficient funds are available, we may be unable to enhance our Web site and brand, make strategic investments or respond to actions by competitors, any of which could materially harm our business.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with such "Year 2000" or "Y2K" requirements or risk system failure or miscalculations causing disruptions of normal business activities.

State of Readiness

     We have made an assessment of the Y2K readiness for all systems essential to our business, and we believe that all of our critical systems are Y2K compliant.

     We have assessed our operating financial and administrative systems, facilities, internal information systems and all systems essential to the functioning of our Web site, including code we have written, third-party software, operating systems, networks and hardware. The specific systems involved in the operation of our Web site include, but are not limited to, Web servers, Perl and FastCGI scripts, shell scripts, databases, session

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

servers, image servers, load balancers, email systems, operating systems, monitoring and maintenance systems, software libraries and configuration management systems.

     We have inventoried all code supplied by third parties. For each product supplied by a third party, we have determined the version which is Y2K compliant based upon the vendor's own assessment and statements. We are ensuring that this version of the code, including all required patches, is installed on our system. If a third-party component is not validated as Y2K compliant, we are performing our own tests on the component, and fixing problems or replacing the component as necessary.

     We are conducting an extensive system test of our Web site using a dedicated Y2K hardware and software environment, which will be completed in the fourth quarter of 1999.

     All code written internally has been scanned for date operations by knowledgeable programmers and/or using code analysis tools. A code and system configuration freeze will be implemented once the Y2K certification tests have been completed to ensure that post-test Y2K bugs are not introduced.

Costs

     We do not expect to incur any substantial costs in connection with identifying, evaluating, and addressing Y2K compliance issues. We expect to spend less than $50,000 on external consulting services, and are incurring operating costs associated with approximately 10 person months of employee time analyzing and testing our systems. If these expenses are significantly higher than anticipated, our business could be harmed.

Risks

     We are not currently aware of any Y2K compliance problems that would have a material adverse effect on our business. We may discover Y2K compliance problems in our systems that will require substantial resources to remedy. Third-party hardware, software or services incorporated into our systems may also need to be revised or replaced. Any revision or replacement of our systems could be time consuming or costly.

     The types of third-party components that we consider critical to our business and might need to be revised or replaced include operating systems, server and networking hardware, financial and administrative systems, Web servers, application servers, email systems, software development libraries, configuration management systems, load balancers, database and data warehouse systems and site monitoring systems.

     We have identified all critical third-party components and the versions of the components that we use. We are searching our suppliers' Web sites for their Y2K certification statements. If we cannot find appropriate, definitive answers regarding the Y2K readiness of our components, we are contacting suppliers directly. We are installing all recommended Y2K patches on third-party components. If a third-party component is not validated as Y2K compliant, we are performing our own tests on the component, and fixing problems or replacing the component as necessary.

     Our most reasonably likely worst case scenario is that one of the components of our Web site fails to sufficiently address Y2K issues and we do not discover it until the failure happens. Examples of this type of failure include a network router failing, database software causing data loss or corruption, Web servers not responding correctly to browser requests or our ISP portal losing Internet connectivity.

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

     If this failure requires us to replace or revise a major component of our system, it could result in our Web site being completely down until the problem is corrected. This could result in lost revenues, increased operating costs, the loss of customers and other business interruptions, any of which could harm our business.

     In addition, our failure to adequately address Y2K compliance issues could result in claims of mismanagement, misrepresentation or breach of contract. The resulting litigation could affect our financial and other resources.

     We are dependent upon vendors to provide significant software hardware, network services and equipment. A Y2K disruption of the network services and equipment provided by vendors could cause our members and visitors to consider seeking alternative providers or cause an unmanageable burden on our technical support staff.

Contingency Plan

     As part of our contingency plan, production support staff will be on site for the period immediately before, during and after December 31, 1999. Operations staff will also be at or near our operations centers during this period. Programming staff will be on call via pager or phone. The functionality of the system will be validated immediately following the midnight change to January 1, 2000. A "fail-safe" support policy has been implemented such that the programming staff assumes there is a problem and reports in unless notified that the systems are performing normally.

INTEREST RATE RISK

     Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of interest expense we must pay with respect to our various outstanding debt instruments. The risk associated with fluctuating interest expense is limited, however, to the exposure related to those debt instruments and credit facilities which are tied to market rates. We do not use derivative financial instruments in our investment portfolio. We ensure the safety and preservation of our invested principal funds by limiting default risks, market risk and reinvestment risk. We mitigate default risk by investing in safe and high-credit quality securities. A hypothetical increase or decrease in market interest rates by 10% from the market interest rates at September 30, 1999 would not cause the fair value of our cash and cash equivalents or the expense paid with respect to our outstanding debt instruments to change by a material amount. Declines in interest rates over time will, however, reduce our interest income while increases in interest rates over time will increase our interest expense.

                                    BUSINESS

OVERVIEW

     Our online greetings and gift hub offers consumers a convenient and simple, integrated solution to selecting and sending greetings and gifts. Through our Web site, which offers over 5,000 digital greetings incorporating rich media features such as graphics, animations and music, consumers can select, personalize and send greetings free-of-charge for personal and business occasions. Our Web site is also merchandised with a wide selection of gifts that consumers can select and arrange to send at the same time they send a digital greeting. Our internal records indicate that in October 1999, our Web site was visited more than 14.5 million times, visitors to our Web site viewed over 123 million Web pages and customers used our service to send over 5 million digital greetings. Since consumers often use our Web site to communicate on personal and business occasions, we enable our advertisers and ecommerce partners to effectively reach online consumers who are likely to be receptive to advertising messages, product offerings and promotions related to the specific occasions for which they are sending greetings.

INDUSTRY BACKGROUND

Online Communications

     The emergence of the Internet as a global medium has enabled millions of people worldwide to share information, communicate and conduct transactions electronically. International Data Corporation, or IDC, estimates that the number of individuals accessing the World Wide Web will grow from approximately 142 million at the end of 1998 to more than 502 million by the end of 2003. One of the most important developments contributing to this dramatic growth is the rapid adoption of electronic mail, or email, as a means of communication. IDC projects that the number of email messages sent in the United States alone will grow from approximately 2.1 billion per day at the end of 1998 to 9.2 billion per day at the end of 2003. We cannot be certain that these projections will be met or that we will benefit from any growth that occurs. We believe that the use of email is growing so rapidly because it is a very convenient and efficient way to communicate, is essentially free and allows people to more effectively manage personal and business relationships.

     While text-based email is convenient and inexpensive, it often fails to express the sentiment and individuality of the sender. Consumers increasingly are attracted to a means of communication that will allow them to express themselves in a dynamic and entertaining fashion, while minimizing the time and costs associated with doing so. Digital greetings provide the convenience and ease of use of text-based email while allowing consumers to use engaging color and imagery to express a wide range of emotions and sentiments. As a result, enhanced email services such as ours that leverage multimedia elements such as graphics, sound and animation are gaining popularity with online consumers. According to a Jupiter Communications survey, in 1998 sending electronic greetings was the sixth most popular online activity, with 55% of online users visiting electronic greeting and postcard Web sites regularly. We believe consumers will be attracted to a centralized Web site that aggregates entertaining and relevant content and allows for the easy personalization and delivery of this content in the form of a digital greeting.

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

Online Commerce and Gifting


     Advances in technology and functionality have resulted in the increased popularity of the Internet as a means for both businesses and consumers to conduct transactions. This has led to significant growth in the volume of Internet-based electronic commerce, or ecommerce, and this growth is expected to continue. Jupiter Communications forecasts that online shopping in the United States will reach an estimated $78 billion in 2003. While many of these ecommerce transactions represent purchases for an individual's personal consumption, the Internet also is gaining acceptance as a convenient and effective means of identifying and purchasing gifts. Because of the broad selection of products and the speed and convenience of online shopping, we believe consumers will purchase an increasing proportion of gifts over the Internet in the future.


Online Advertising


     The Internet has emerged as an important mass medium for advertising and direct marketing. Many companies have begun to focus significant marketing efforts on online activities, with Jupiter estimating that online advertising spending in the United States will reach $11.5 billion by 2003. The Internet represents a cost-effective advertising alternative that is more focused and measurable than traditional methods. The Internet enables advertisers to more accurately and effectively target consumers through the use of demographic, psychographic and behavioral data. We believe that advertisers continue to seek a more effective and efficient means to capture consumer dollars, build a consistent brand image and leverage their existing traditional campaigns through advertising on the Internet. In order to achieve these objectives, we believe that companies will seek to advertise on Web sites that attract a broad range of consumers, more accurately target members of this audience and allow advertisers to deliver contextually relevant messages to consumers at the time at which they are making purchasing decisions. We further believe that Web sites offering an effective combination of content and commerce will be the most desirable online destinations for consumers and the most attractive vehicles for online advertisers.


THE EGREETINGS SOLUTION

     We are a leading provider of digital greetings, offering consumers an integrated approach to communications and gift giving. Our easy-to-use Web site allows consumers to send personalized, content-rich digital greetings and a wide variety of gifts. We also provide advertisers and commerce partners with access to a large and readily targeted group of consumers.

Benefits to Consumers

     Superior Value and Enhanced Communications. We enable individuals to convey personal, business and occasion-related communications in a creative, entertaining and personalized manner. Through a combination of compelling content and robust technology, our Web site allows consumers to create personalized multimedia messages free of charge. Through these enhanced electronic messages, which include postcards, animated greetings and multimedia greetings, consumers can more vividly express their sentiments, emotions and personalities than is possible with paper-based products or conventional text-based email.

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

     Convenient Communications and Gift Giving. Our service eliminates the inconvenience associated with traditional paper-based communications and retail gift stores. Our Web site offers a variety of digital greetings that are grouped into "channels" such as holidays, life events and particular interests, as well as a selection of appropriate gifts that consumers can choose to send to a recipient. Our channel format not only allows a consumer to quickly locate and customize an appropriate communication, but also allows us to offer gift ideas targeted to a consumer's channel selection. Our My Egreetings service allows registered members to personalize our Web site by saving content, email addresses and occasion reminders, with reminder emails sent to them prior to the date of specified occasions. Our service not only streamlines the process by which individuals can communicate and send gifts, but also provides a more convenient way for them to acknowledge occasions and maintain relationships than is possible through retail stores and many other Web sites.

Benefits to Advertisers and Ecommerce Partners

     Targeted Online Opportunities. We enable advertisers and ecommerce partners to deliver their messages and promote their products to a large and diverse group of consumers on a highly targeted basis. Our integration of communications and gift-giving services in one site provides these partners with access to consumers at a time when they may be acknowledging an occasion and are therefore likely to be receptive to specific advertising and relevant gift ideas. For example, consumers who select a congratulatory greeting from our "Bouncing Babies" channel are offered gift options and shown advertisements relevant to this occasion. Through their registration and their selection of specific digital greetings and gifts, members provide us with valuable demographic and psychographic data about themselves and their recipients. We use this data to help advertisers and ecommerce partners selectively target appropriate consumer subsets from our rapidly growing base of registered members and recipients through strategically placed advertisements and product offerings in specific content channels and through direct marketing campaigns.

     Viral Advertising. Our extensive content selection combined with our technology platform provides a new vehicle through which advertisers, sponsors and commerce partners can increase brand awareness and expand their online presence. Digital greetings and animations containing sponsorships, product descriptions or pictures can be incorporated into relevant channels of our Web site and made available for consumers to personalize and send. Through integrated digital greetings like these, consumers can send content that can help an advertiser establish and build a brand image not only with the consumers sending the digital greetings but also with the recipients of the digital greetings. As a result, our digital greetings not only enable existing advertising and product content to be more fully utilized, but also allow advertisers and sponsors to more effectively utilize the engaging, interactive and dynamic nature of the Web. Examples of some of our partners who have used our service to leverage their brand in this way include the National Football League, the movie studios New Line Cinema and Sony TriStar in connection with the release of the films "Austin Powers: The Spy Who Shagged Me" and "Big Daddy" and The RCA Records Label in connection with the release of Christina Aguilera's single "What a Girl Wants."

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OUR STRATEGY

     Our objective is to be the destination of choice on the Web for greetings and gift-giving and to leverage that leadership position into additional revenue opportunities. Key elements of our strategy include the following:

     Create a Highly Integrated Communications and Gift-Giving Hub. We intend to capitalize on our leadership position in the aggregation and distribution of digital content to create a highly integrated communications and gift-giving center. To create this "one-stop" service, we intend to enter into joint sponsorship and ecommerce relationships covering a wide range of products, services and price points. We believe that by displaying a variety of occasion-appropriate gift-giving alternatives at the time a consumer is preparing to send a digital greeting, we can further simplify the gift-giving process and increase the likelihood that an ecommerce transaction will occur.

     Build Brand and Increase Traffic. We intend to increase our brand awareness and traffic to our Web site by leveraging the viral marketing qualities inherent in our product. Each digital greeting sent represents a free advertisement for our product and Web site because the recipient visits our Web site to receive the digital greeting. This allows us to promote our brand, services and products to each recipient of one of our digital greetings at no incremental cost to us. We also intend to achieve greater offline awareness of our brand by targeting print, television and outdoor advertising and entering into new co-promotional arrangements such as those we have with major motion picture studios, major record companies and a major television network. We also are continuing to increase our online presence through integrated distribution partnerships, banner advertising, contests, promotions and targeted marketing activities via email.

     Create an Increasingly Personalized Environment for the Consumer. We intend to offer consumers an increasingly personal and engaging experience in order to retain our existing consumer base and attract new consumers. We currently offer registered members features such as a personal address book, a personal calendar of reminders for special occasions, the advanced scheduling of delivery of digital greetings and a personal outbox that retains greetings sent by a registered member for 30 days. We recently added features that allow our registered members to further personalize their environment by saving their favorite digital greetings to their own My Favorites area and creating their own content. In addition, we intend to increase the amount of customized content we offer based on consumers' interests, gender, age and location, including the development of international Web sites that utilize a localized interface, localized content and the local language. We believe these features will make it easier for our consumers to access the content most relevant to their needs and thus will drive them to our Web site and encourage them to use our services more frequently. We also intend to allow our registered members to maintain digital greeting and gift history profiles and to create gift "wish lists" for both recipients and senders of gifts, thus further simplifying the process of sending, receiving and acknowledging communications and gifts. We believe our ability to suggest an appropriate and personalized gift for a consumer based on the content channel, the selected greeting and the sender's and recipient's gift histories will increase the likelihood of a gift-giving transaction.

     Enhance our Consumers' Experience by Exploiting Evolving Broadband Technologies. We expect to leverage infrastructure improvements in broadband technologies such as cable, satellite and high-speed telephone access, including DSL, to develop products and services that are increasingly interactive and entertaining for our consumers. As these broadband technologies continue to evolve, the speed and quality of transmission of data-

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

intensive content over the Internet will enable us to incorporate richer content and advanced functionality, including video and increased interactivity into our range of products and services. We believe that these enhancements will allow us to optimize the richness of our existing content and to develop new content with increased multimedia capabilities that will improve our consumers' experience and increase the use of our services.

     Leverage Multiple Revenue Streams. We intend to capitalize on the breadth and diversity of our content and our consumer community to create an advertising- and transaction-rich environment and generate multiple revenue streams. As of October 31, 1999, we had compiled demographic and psychographic data on more than 8.4 million registered members. In addition, due to the nature of our service, we collect significant additional data on the unregistered recipients of the digital greetings sent by our registered members. We believe our ability to deliver large demographically, psychographically and geographically profiled audiences will be a valuable asset in developing additional advertising, direct marketing and ecommerce services. We anticipate our revenues primarily will be derived from the following activities:

     - Advertising -- We intend to pursue additional advertising and sponsorship relationships across a broad range of products and services.

     - Ecommerce -- We believe our service provides ecommerce partners with a unique, timely and contextual opportunity to reach consumers. We believe the ease and convenience of our service will encourage individuals to use our service to purchase products that they already intended to send and may even encourage them to purchase products and gifts they might not otherwise have sent. Although revenues from ecommerce activities represented less than 1% of our revenues for the nine months ended September 30, 1999, we intend to significantly expand our ecommerce initiatives to provide our consumers with a greater variety of product offerings. For example, we recently started offering products through our Web site from vendors such as Godiva, Reel.com, Red Envelope Gifts Online and Petstore.com. In addition, we have entered into an agreement with Escalate, Inc. to provide us with ecommerce services that will enable us to sell products directly through our Web site.

     - Direct marketing -- We intend to enter into more promotional relationships in order to engage in direct marketing activities that capitalize on the interactive nature of our service. For example, we intend to send emails on behalf of advertisers and sponsors promoting their products, services or special events to our consumers who have elected to receive communications like these.

THE EGREETINGS.COM WEB SITE

     Our Web site is designed to help consumers express their sentiments, emotions and personalities and to enhance their ability to communicate and send gifts in a timely and effective way. Consumers can choose from thousands of content options to convey a specific message or sentiment in a highly personalized manner. In addition, we provide consumers with access to hundreds of gift options appropriate for a wide range of occasions and sentiments.

The Home Page

     Registered members receive a personalized welcome greeting when they visit our home page. If a registered member has selected the automatic log-in option, either during

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registration or at sign-in, she does not need to re-enter an email address and password to send a digital greeting if she is logging in from the same computer. From the home page, a consumer might send digital greetings, visit our Gift Center or browse other features or promotions.

My Egreetings

     To increase the value of our service as a resource for managing personal and business communications, we offer our registered members the following personalization features under our My Egreetings section:

     - My Address Book -- Registered members can store information on individual recipients and they can combine these individuals into mailing lists or "groups," such as family, friends or clients. For each recipient, registered members can store an email address, full name and reminders of special dates such as birthdays and anniversaries.

     - My Reminders -- Our reminder service allows registered members to request advance notification by email of special dates. In addition, registered members can link a reminder with a unique recipient in their My Address Book.

     - My Favorites -- This service allows registered members to select their favorite content and gift selections and store them in a single, easy-to-access location on our Web site.

     - Perfect Memory -- This feature allows our registered members to schedule delivery of digital greetings on a date up to three months in the future. For example, a registered member could pre-order and schedule future delivery of all of her year-end holiday digital greetings in October.

     - My Outbox -- This feature provides registered members with a 30-day history of their activity on our Web site, as well as a list of all digital greetings scheduled to be delivered through Perfect Memory. After a digital greeting has been sent, a registered member can check the status of a digital greeting and view or resend the digital greeting for 30 days.

     - My News -- Registered members can elect to receive our biweekly newsletter and/or special promotional offerings via email.

     - My Info -- Registered members can edit their account information.

Selecting a Digital Greeting

     Consumers can select content by using our channels and subchannels or by using our search feature. Most consumers elect to locate content by using our channels, which are categorized based on holidays, life events and interests. If a consumer does not find the desired digital greeting among our most popular digital greetings in a particular channel, she can elect to continue searching in one of our subchannels, which are structured to match a consumer's sentiments. If a consumer is unable to locate the desired content through our channels or subchannels, she may choose to use our search feature. Our search feature allows consumers to locate content by specifying a particular "personality" for the message to be conveyed, the type of imagery desired and the occasion or reason for sending the greeting.

     Once a consumer selects the content for a digital greeting, the content options are presented in thumbnail at-a-glance versions, with the most popular greetings (representing a range of sentiments appropriate to the occasion) presented first. Consumers can choose

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from postcards, animated greetings and multimedia greetings. Consumers can also upload their personal digital photos and integrate them into digital greetings. In addition, a selection of gifts are presented simultaneously, as well as partners' advertisements and other value-added content.

Personal Message

     When a consumer has selected a digital greeting, a full-size view of the digital greeting appears on the page. At this time, the consumer can choose to write a personal message to send with the selected digital greeting or can select a different digital greeting. Once a consumer has decided on a digital greeting, she is prompted to address the digital greeting to one or more recipients, either by typing in the email address or addresses or by selecting a name or names from the consumer's My Address Book. The consumer then is prompted to add a personal message of her own creation. The sender's message, of any length, is incorporated directly into the artwork of the postcard or animation, creating a high quality image that conveys the desired sentiment or emotion for a particular relationship or occasion.

The Preview

     Once the personalized message is complete, the consumer can elect to preview the digital greeting before sending it. This allows the consumer to see the message exactly as it will appear to the recipient. The consumer can edit the message here or begin again with a different digital greeting. Once the consumer is satisfied with the look and content of the digital greeting, she can elect to send it immediately or on any date up to three months in the future.

Confirmation Page

     The consumer is shown a confirmation page on our Web site when the order has been processed. At this time, the consumer once again is presented with gift suggestions that are appropriate to the occasion.

Confirmation Email

     When the digital greeting has been sent to the recipient, the consumer receives a confirmation email indicating that her digital greeting has been sent. A registered member can verify whether a particular digital greeting has been received by viewing the status of that digital greeting in her My Outbox.

Selecting a Gift

     An important benefit of our service is the opportunity to communicate by sending a gift as well as a digital greeting. We have established relationships with numerous vendors to offer a wide variety of gifts through our Web site. We merchandize appropriate gifts along with our digital greetings in several areas of our Web site:

     - Gift Center -- Gift selections are organized by departments such as best sellers, seasonal occasions, business, weddings, birthdays and other special occasions. Consumers can browse the departments to find the right gift or they can click to the Web site of one of our ecommerce partners for additional shopping options. We also offer consumers the opportunity to purchase gift certificates from Flooz, Giftcertificates.com and Sparks.com, which can be used to purchase goods over the Internet from hundreds of vendors.

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

     - Greeting channels -- Throughout the greeting channels on our Web site, gifts are merchandized to complement the occasions and sentiments associated with those channels. Each greeting channel provides easy access to the related Gift Center department for convenient browsing and shopping.

     - After sending a digital greeting -- Once a digital greeting has been sent, the sender is presented with a small selection of gift recommendations that are appropriate for the occasion.

     To further increase the value and convenience of our gift-giving services, we intend to allow our registered members to maintain gift history profiles and to create gift "wish lists" for both recipients and senders of gifts.

Receiving a Digital Greeting

     A recipient of a digital greeting receives an email message from the sender with the subject specified by the sender in the subject field. This email contains an announcement that the recipient has been sent a digital greeting that can be accessed via a link to our Web site. This link takes the recipient directly to the Egreetings viewing center, where the recipient's digital greeting is displayed. Also appearing on this page are links that allow the recipient not only to reply to the sender with a digital greeting of his own, but also send a digital greeting to someone else.

DEVELOPMENT OF DIGITAL GREETING AND GIFT CONTENT ON OUR WEB SITE

Content Acquisition and Creation

     As of November 30, 1999, our content library included over 5,000 digital greetings. Of these greetings, approximately 21% were produced and owned by us, approximately 49% were wholly produced by us but contained content owned by third parties and approximately 30% were created and owned by third parties. Currently, we have 25 people dedicated to the creation and acquisition of content, 21 of whom are producers, artists and sound designers focused on creating original content and four of whom are responsible for content acquisition.

     The members of our content acquisition group identify prospective content partners, negotiate licensing arrangements, integrate content into digital greetings and our Web site and manage ongoing relationships with our content partners. We acquire content from a variety of sources, including traditional greeting card publishers, entertainment companies, sports organizations and several recognized independent artists. Our traditional greeting card publishing partners include Gibson Greetings, Allport Editions, Ward One, Snafu Designs, Inc. and Portal. We also have obtained content from entertainment companies such as New Line Cinema, Paramount Pictures, Sony TriStar, Fox, Miramax Films, Universal Studios, BMG Entertainment and United Media. In November 1999, we entered into a two-year content agreement with the National Broadcasting Company, Inc. pursuant to which we have the right to create and distribute digital greetings for a minimum of five NBC television programs for each six-month television season, which amount may be increased, at NBC's option, to a maximum of 30 NBC television programs for each season.

     The majority of our third-party content is obtained pursuant to exclusive licensing arrangements and promotional partnerships. Under our standard licensing contracts, the licensor grants us an exclusive right to reproduce and distribute the licensed property in

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connection with digital greetings and we pay the licensor a royalty for the use of its content. We also enter into promotional arrangements pursuant to which a third party provides us with content at no cost in exchange for promotional opportunities on our Web site. In addition, in some cases, a third party will pay us to create and promote the use of digital greetings utilizing its content.

Product Technologies -- Future Offerings

     We intend to introduce several new technologies to enhance our product offerings and personalization features within the next 12 months, including the following:

     - Address book profiles -- Registered members will be able to create profiles to specify the types of digital greetings or gifts that they would like to send to individuals or groups within their My Address Book.

     - Build-your-own greetings -- Consumers will be able to create their own digital greetings by choosing from a menu of images and elements.

     - Gift "wish lists" -- To further increase the value and convenience of our gift-giving services, we intend to allow our registered members to maintain gift history profiles and to create gift "wish lists" for both recipients and senders of gifts.

PROMOTIONAL ACTIVITIES DIRECTED TO INCREASE THE USE OF OUR WEB SITE

     We engage in several different marketing activities directed at consumers. Our consumer marketing activities are designed to do the following:

     - Increase consumer traffic to our Web site. We endeavor to increase the traffic to our Web site primarily through the following means:

        - Relationships with distribution partners -- Our distribution relationships with portals, online service providers, Web-based email services and entertainment and other Web sites direct consumer traffic to our Web site. These relationships provide us with exposure to a large and diverse consumer base and allow consumers to easily reach our Web site by clicking on links on our partners' Web sites. For example, Microsoft Hotmail customers can link to us from the Hotmail email composition page.

        - Promotional activities -- We use promotions and engage in other types of direct marketing activities directed at our registered members to increase the frequency of member visits and the number of transactions per visit. For example, in connection with our promotion with the National Football League, consumers that sent an NFL digital greeting were automatically entered into a sweepstakes.

        - Viral marketing -- Each digital greeting sent creates an opportunity to acquire the recipient as a new consumer because the recipient must visit our Web site to receive the digital greeting. This allows us to promote our brand, services and products to each recipient of one of our digital greetings at no incremental cost to us.

        - Web site functionality and appeal -- We strive to make our Web site highly appealing to and functional for consumers. We believe that consumers will return to our Web site often and use our services frequently as a result of a

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          positive, efficient experience. To this end, we intend to further increase the functionality and appeal of our Web site over time.

     - Increase use of our gift service. As our consumers browse for, select and send digital greetings, we direct products and services to them based on the category of digital greeting they are focused on at that time. We also direct our customer acquisition efforts to target consumers who are more likely to buy products on the Internet, and we use direct member communications and promotions to encourage consumers to visit our Gift Center.

     - Build brand recognition. Our efforts to build brand awareness include a combination of online and offline advertising activities, including print media, Internet trade media, outdoor media and radio advertisements. We also have focused on building relationships with a broad range of consumer and trade press organizations. In addition to continuing to use a combination of online and offline marketing communications, we intend to increase our use of broad-based mass media such as television and radio to establish a leading brand position in the electronic greeting and online gifting market. We also intend to use promotions that encourage our members to market and extend our brand for us by sending multiple digital greetings to their friends, family and business associates.

ADVERTISING, SPONSORSHIP AND ECOMMERCE OPPORTUNITIES FOR OUR BUSINESS PARTNERS

Advertising and Sponsorship

     We sell advertising and sponsorships through our direct advertising sales department, with eight sales people located in San Francisco, eight sales people located in New York and two sales people located in Los Angeles as of October 31, 1999. We intend to target national advertisers that are shifting advertising dollars from offline to online advertising. We also intend to continue to pursue sponsorship and promotional arrangements, which generally have longer terms and higher dollar values than typical banner advertising. Revenues from advertising, sponsorship, promotional and direct marketing activities accounted for virtually all of our revenues for the nine months ended September 30, 1999. For the nine months ended September 30, 1999, advertising revenues from Excite@Home Network accounted for approximately 40% of our total revenues and advertising revenues from Informix accounted for approximately 13% of our total revenues.

     Set forth below is a list of our advertisers from whom we had derived more than $10,000 in revenues in 1999 as of September 30, 1999:

Avenue A
Ask Jeeves
BabyCenter
Big Star Entertainment
Buy.com
Calyx & Corolla
Clinique
eFax
Excite@Home Network
Fresh Flower Source
Flooz
FutureCard
Games2Learn.com
Godiva
GreatFood.com
iprint
Informix
KBKids.com
match.com
National Football League
Netgrocer
Omaha Steaks
Orvis
PetStore.com
RedEnvelope Gifts Online
Sparks.com
Third Age Media

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Ecommerce

     We began offering ecommerce services in February 1999. Our revenues from ecommerce activities have been less than one percent to date, although we expect to derive an increasing percentage of our revenues from ecommerce activities in the future. Our goal is to enter into ecommerce relationships with leading vendors in a variety of gift categories. Currently we have ten people focused on implementing our ecommerce initiatives, in addition to our advertising sales department, which also devotes time to managing relationships with our ecommerce partners. Our ecommerce relationships typically have several components, including the placement of vendors' banner advertisements in content channels on our Web site that are relevant to their products and the placement of links containing pictures of vendors' products in our Gift Center and relevant content channels on our Web site. We also may send promotional emails featuring vendors' products to our registered members who have elected to receive communications like these. Our ecommerce partners pay us a percentage of net revenues received by them for transactions by consumers who have been referred to their Web sites through links on our Web site or through links embedded in our direct marketing emails. During the ten months ended October 31, 1999, we had ecommerce relationships with the following merchants:

CDNow
Flooz
Flowerbud.com
FTD
Giftcertificates.com
Giftspot.com
Gifts24.com
Godiva
GraceGourmet
Healthshop.com
HLH Entertainment/Monarch
Ibeauty
Illuminations.com
iprint
Miadora
PETsMART.com
Petstore.com
Qdecor.com
Reel.com
RedEnvelope Gifts Online
Send.com
toysmart.com
Whatshotnow
Zootsports.com

     In addition to enabling our consumers to purchase products from the Web sites of our ecommerce partners, in November 1999 we entered into an agreement with Escalate, Inc. to provide us with ecommerce services that enable us to sell products and services directly through our Web site. Under the agreement, Escalate aggregates and supplies us with access to a wide range of products that are available directly from our Web site. Escalate also has agreed to process orders and coordinate the fulfillment and shipment of orders for products sold through our Web site.

ASSISTANCE FOR CUSTOMERS USING OUR WEB SITE

     We believe that a high level of customer service and support is important to retaining and expanding our customer base. We provide free customer support assistance via email and telephone, and it is our policy to respond to all customer inquiries within one business day. Our customer support team handles general questions about how to use our Web site and serves as a clearinghouse for feedback regarding customer satisfaction. Customer feedback is funneled to our data warehouse system, where it is correlated with other customer information that we use to improve our Web site, services and customer retention and acquisition. Our customer support operations are fully integrated with our system architecture, and customer support personnel have access through our Web site to the transaction processing components of our service, which enables them to easily trace

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individual transactions and quickly identify problems. As of October 31, 1999, we employed 13 full-time customer support representatives.

OUR RELATIONSHIP WITH GIBSON GREETINGS, INC.

     In December 1997, we entered into a content provider and distribution agreement with Gibson Greetings, Inc., the third largest producer of paper-based greeting cards in the United States. Pursuant to this five-year agreement, we are the only company, other than Gibson itself, with the right to distribute Gibson's content in the form of digital greetings. In exchange for this right, we pay Gibson a royalty based on the number of digital greetings sent that contain Gibson's content. We paid Gibson royalties of $358,000 in the nine months ended September 30, 1999 and $112,000 in 1998 pursuant to this agreement. In addition to the content we license, our relationship with Gibson has provided us with access to expertise in the development and marketing of content, introductions to movie studios and access to artists to whom we may not otherwise have had access. This agreement can be terminated by either party prior to December 2002 if the other party breaches a material obligation under the agreement or by us if Gibson is acquired by American Greetings or Hallmark. Gibson may terminate our rights to exclusivity if our consumers do not send at least approximately 2.8 million digital greetings via our Web site in each month during the term of the agreement and if this minimum delivery requirement is not exceeded in any of the three months following the month in which the shortfall occurred.

     In November 1999, Gibson and American Greetings announced the execution of an agreement for American Greetings to acquire Gibson. American Greetings competes with us in the digital greetings market through its affiliated company AmericanGreetings.com. If Gibson or American Greetings fail to perform under the terms of our license agreement, the amount of content we are able to offer our consumers will decrease significantly, which would harm our business.

     In addition to our content provider and distribution relationship with Gibson, as of September 30, 1999, Gibson owned a total of 3,034,328 shares of our preferred stock and warrants to purchase an additional 3,007,854 shares of our preferred stock (as adjusted to reflect the conversion of each share of preferred stock into two shares of common stock). As of September 30, 1999, these shares and warrants to purchase shares represented approximately 27.8% of our outstanding capital stock. If the acquisition of Gibson by American Greetings is consummated, these shares and warrants to purchase shares of our capital stock will be owned by American Greetings. As a competitor, American Greetings may have interests that are different than ours, and it may take actions that would harm our business despite its status as our largest stockholder. In addition, Frank O'Connell, the Chairman, President and Chief Executive Officer of Gibson, is a member of our Board of Directors. Pursuant to the terms of our agreement with Gibson, Gibson's right to elect a Board member will terminate upon the completion of this offering.

OUR RELATIONSHIP WITH THE NATIONAL BROADCASTING COMPANY, INC.

     In November 1999, we issued and sold 3,712,871 shares of Series G preferred stock to the National Broadcasting Company, Inc. for gross proceeds of approximately $7.5 million in cash (less approximately $1.0 million of related professional fees) and an advertising credit of approximately $7.5 million. Advertising will be provided to us pursuant to a two-year advertising agreement that contains a pre-approved six-month advertising schedule

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and provides that no less than 60% of the value of the advertising provided to us will be broadcast during prime time hours. In November 1999, we also entered into a two-year content licensing agreement with NBC pursuant to which we have the right to create and distribute digital greetings for a minimum of five NBC television programs for each six-month television season, which amount may be increased, at NBC's option, to a maximum of 30 NBC television programs for each season. Under the NBC agreement, digital greetings are currently scheduled to be developed for the television programs "The Tonight Show" and "Providence" and for the television miniseries "The Tenth Kingdom," "Jason and the Argonauts" and "The 70's." Under the NBC Agreement, we will display the NBC digital greetings on our Web site, and offer consumers the opportunity to send the NBC digital greetings free of charge through our Web site. We will also promote the NBC digital greetings through email messages to our members who have elected to receive communications like these.


THE TECHNOLOGY INFRASTRUCTURE THAT SUPPORTS OUR WEB SITE'S FUNCTIONS AND
FEATURES

Infrastructure

     We have invested significant resources to develop the platform that is used to support our products and services. Our system is based on a flexible architecture that supports rapid development and incorporates both proprietary technology and commercially available licensed technology. Our system is also designed to provide high degrees of availability, reliability, scalability, extensibility and performance.

     - Availability and Reliability. We achieve a high degree of availability and reliability by enforcing carefully devised operational procedures, high quality software development procedures and stringent quality assurance procedures. Our system is designed and built to provide a high level of fault tolerance and maximum recoverability. Our system achieves a fast response time by using efficient computer programming practices, elaborate caching systems and an automatic load balancing system.

     - Scalability. Our system achieves scalability by distributing the processing load across multiple processors while efficiently managing and recycling system resources. This enables us to increase our system's processing capacity by adding more hardware. Our software system is designed to be portable across different operating systems platforms, which allows us to achieve scalability in a cost-effective manner.

     - Extensibility and Performance. Our open system enables us to easily interface with external systems. At the heart of the system is a relational database management system hosting our customer, product and transactional data. This database is supplemented by a sophisticated data warehouse system that is a mirror copy of the production database. The production database maintains data regarding customers' interaction with our Web site and a number of other data points, including member data, product data and purchase data. An online analytical processing tool is used to extract reports from our data warehouse. Daily, weekly, monthly and ad hoc reports are produced from our data warehouse system to support targeted marketing activities. We intend to use our data warehouse information to provide fully personalized merchandising so that cards and gifts offered to consumers actually match their expressed interests as well as their behavior while on our Web site. We use a merchandising tool to assign digital greetings and gifts to appropriate channels

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       and a content management tool that allows us to put the appropriate components together and to process changes to the Web site in an orderly manner.

     Our system is based on a Sun/Solaris platform that is hosted at Exodus Communications in Santa Clara, California. We manage and monitor our servers and our local area network remotely from our Santa Clara office, where our support engineering staff resides. Our engineering department currently consists of 30 engineers organized into the following groups: core development, ecommerce, development support, new architecture and quality assurance. We expect to significantly increase our hiring of engineers over the next several months.

New Architecture under Development

     We are in the process of designing the next generation of our system architecture. We expect this new system to be based on a multi-tier architecture that utilizes component-based technologies. We believe this will allow us to route and distribute the processing load between appropriate components and across multiple layers of servers to achieve higher levels of flexibility, reliability, performance and scalability. The new architecture is expected to be in place by May 2000.

COMPETITION IN THE DIGITAL GREETING, GIFT-GIVING AND ECOMMERCE MARKETS

     We believe the principal competitive factors affecting our market include the ability to provide the following:

     - compelling and diverse content;

     - value-added features, products and services;

     - a wide range of ecommerce partners and products;

     - a large and diverse audience; and

     - demographic and psychographic data that is desirable to advertisers.

     We believe that we currently compete favorably with respect to these factors. Unlike many of our largest competitors who limit themselves to offering consumers only their own content and products, we offer consumers digital greeting content and gift options from a wide selection of vendors. We believe our competitors' approach reduces the appeal of these companies to potential distribution channels, as a broader content collection is likely to appeal to a larger and more diverse audience, thus producing higher traffic, increased consumer activity level and more desirable demographics. In addition, many of our largest competitors focus primarily on social expression themes traditionally associated with paper greeting cards. We believe that our approach to electronic greetings and online gifting as a form of interactive communication that extends beyond specific and mainstream occasions provides us with a much larger potential market. In addition, we are one of the few Web sites to integrate a broad and diverse base of digital greetings and gifts. We believe this integration will help us to attract and retain a larger and more diverse group of consumers, which will increase our appeal to advertisers and commerce partners. Our more than 8 million registered members have provided us with demographic data that most of our competitors do not collect. Although we recently eliminated the requirement that consumers register in order to use our service, we continue to offer personalization features that are available only to registered members. Accordingly, we believe that we will continue to collect a significant amount of demographic data that most of our competitors do not collect. Finally, we believe that our technology infrastructure is superior to that of any of our competitors and allows us to better address the needs of distribution, content and ecommerce partners.

     Despite the fact that we believe we currently compete favorably with regard to the factors discussed above, our market is evolving rapidly and we compete with many Internet companies for content, consumer time and dollars, advertising revenues and ecommerce revenues. We expect this competition to increase. We compete, in particular, with the following types of companies:


     - companies or their affiliates that offer digital greetings via the Internet, such as American Greetings, Hallmark and 123greetings.com;



     - Internet content aggregators and other Internet companies that offer digital greeting cards, such as Amazon.com, America Online, Excite@Home, Microsoft and Yahoo!;


     - Internet companies that focus on gifts; and

     - media, entertainment and other companies offering electronic greetings.


     In December 1999, Excite@Home Network acquired Bluemountain.com, the online business of Blue Mountain Arts. Excite@Home has significantly greater resources than we do, and we expect it will use some of these resources to focus on the digital greetings market. This could harm our business and our ability to compete effectively.


     In addition, in November 1999, Gibson and American Greetings announced the execution of an agreement for American Greetings to acquire Gibson. American Greetings also is the parent company of American Greetings.com, one of our competitors in the digital greetings market. Gibson supplied us with the content for approximately 36% of all digital greetings sent from our Web site in the quarter ended September 30, 1999. If the acquisition of Gibson by American Greetings is consummated, American Greetings will become our largest stockholder. As a competitor, American Greetings interests may diverge from our interests, and it may take actions that would harm us competitively, despite its status as our largest stockholder.

     Many of our current and potential competitors in the Internet market have significantly greater financial, editorial, technical and marketing resources than we have. Many of them also have longer operating histories, greater name recognition, more traffic to their Web sites and more established relationships with advertisers and advertising agencies than we have. These competitors may be able to undertake more extensive marketing campaigns, adopt aggressive pricing policies and devote substantially more resources to developing Internet content and services than us. In addition, many of our current and potential competitors are retailers with established brand names and consumer loyalty, and we may be unable to attract consumers away from these competitors.

THE IMPACT OF GOVERNMENT REGULATION ON OUR WEB SITE AND OUR BUSINESS

     We are subject to the same federal, state and local laws as other businesses on the Internet. However, it is currently unclear how our business may be affected by the application of existing laws governing issues such as intellectual property, taxes, libel, obscenity and export or import matters, because the vast majority of these laws were adopted prior to the advent of the Internet. As a result, these current regulations do not fully contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty in the Internet marketplace which, in turn, could reduce demand for our services or increase the cost of doing business due to increased litigation or service delivery costs. Furthermore, due to the increasing popularity and use of the Internet and other online services, a number of laws and regulations are likely to be adopted with respect to the Internet or other online services. The following are some of the evolving areas of law that are relevant to our business:

     - Privacy Laws. Current and proposed federal, state and foreign privacy regulations and other laws restricting the collection, use and disclosure of personal information could limit our ability to use the information in our databases to generate revenues.

     - Content Regulation. Both foreign and domestic governments have adopted and proposed laws governing the content of material transmitted over the Internet. These include laws relating to obscenity, indecency, libel and defamation. We could be liable if content delivered by us or placed on our Web site violates these regulations.

     - Sales and Use Tax. We currently do not collect sales, use or other taxes on the sale of goods and services through our Web site. As we engage in increased ecommerce activities, states or foreign jurisdictions may seek to impose tax collection obligations on us. If they do, these obligations could limit the growth of electronic commerce in general and limit our liability to profit from the sale of goods and services over the Internet.

     Because of the rapidly evolving and uncertain Internet regulatory environment, we cannot predict how these laws and regulations might affect our business. In addition, these uncertainties make it difficult to ensure compliance with the laws and regulations governing the Internet. These laws and regulations could harm us by subjecting us to liability or forcing us to change how we do business.

     Because our services are available over the Internet in multiple states and foreign countries, other jurisdictions may claim that we are required to qualify to do business in each such state or foreign country. We currently are qualified to do business only in California and New York. Our failure to comply with foreign laws or to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify and could result in the inability to enforce contracts in these jurisdictions. Any new legislation or regulation like this, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a negative effect on our business.

OUR EFFORTS TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS IN OUR WEB SITE AND OUR BRAND

     We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our success. We rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary intellectual property rights in our products and services. We have entered into proprietary information and invention assignment agreements with our employees and contractors, and nondisclosure agreements with third parties to whom we disclose confidential information in order to limit access to and disclosure of our proprietary information. Despite our efforts in this regard, third parties may attempt to disclose, obtain or use our proprietary information. In addition, third parties may infringe or misappropriate our proprietary rights, which could harm our business. The validity, enforceability and scope of protection of proprietary rights in Internet-related industries is uncertain and still evolving.

     We have registered the name "E-greetings" as our trademark and service mark in the United States. We have also filed applications in the United States and several foreign countries to register a number of our other trademarks and service marks and plan to file additional trademark applications both in the United States and internationally. A substantial amount of uncertainty exists concerning the application of copyright and trademark laws to the Internet and other digital media, and existing laws may not provide adequate protection of trademarks, service marks, our content or our Internet address, commonly referred to as a "domain name." Furthermore, effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are made available online.

     We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights, such as trademark or copyrighted material, to third parties. Despite our efforts to ensure that the quality of our brand is maintained by licensees, our current or future licensees may take actions that might harm the value of our proprietary rights, brand or reputation, which could harm our business.

     To date, we have not been notified that our trademarks or service marks infringe the intellectual property rights of third parties, but third parties may claim infringement by us with respect to past, current or future intellectual properties. Any claim like this, whether meritorious or not, could be time consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements might not be available on terms acceptable to us or at all. Additionally, enforcing our intellectual property rights could entail significant expenses and could prove difficult or impossible. As a result, the defense of infringement claims against us and the costs associated with enforcing our intellectual property rights could harm our business.

OUR EMPLOYEES

     As of October 31, 1999, we had 148 full-time employees. We believe that our relations with our employees are good. None of our employees are represented under collective bargaining agreements.

OUR FACILITIES

     We currently lease approximately 70,186 square feet of office space in San Francisco, California pursuant to a lease that expires in August 2009. We also have sales offices in New York, New York and Los Angeles, California, and technical facilities in Santa Clara, California. We believe that our existing facilities are adequate to meet our needs for the foreseeable future and that future growth can be accommodated by leasing additional or alternative space near our current facilities.

LEGAL PROCEEDINGS AFFECTING OUR BUSINESS

     We are not presently involved in any legal proceedings.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth certain information regarding our directors, executive officers and other key employees as of November 1, 1999.


               NAME                  AGE                 POSITION
               ----                  ---                 --------
Gordon M. Tucker...................  44     Chief Executive Officer and
                                            Director
Andrew J. Moley....................  35     Senior Vice President and Chief
                                            Financial Officer
Behrouz Arbab, Ph.D................  48     Senior Vice President and Chief
                                            Technology Officer
Paul Lipman........................  30     Senior Vice President, Business
                                            Development
Kenneth W. Wallace.................  57     Senior Vice President, Sales
Sarah S. Anderson..................  32     Vice President, Marketing
Donald E. Chaney...................  45     Vice President, Engineering
Joseph T. Mangione.................  49     Vice President, Sponsorship Sales
Andrew P. Missan...................  37     General Counsel
Stewart Alsop......................  47     Director
Charles A. Holloway, Ph.D.(2)......  63     Director
Brendon S. Kim(1)..................  32     Director
Peter Nieh(2)......................  33     Director
Frank J. O'Connell.................  56     Director
Lee Rosenberg(1)...................  43     Director


-------------------------
(1) Member of compensation committee.

(2) Member of audit committee.

     GORDON M. TUCKER -- Gordon Tucker joined Egreetings in February 1999 as our Chief Executive Officer and as a director. From July 1994 to February 1999, Mr. Tucker served as Chief Executive Officer and Chairman of the Board of Directors of IdeaNet Management Company, a "virtual" management company serving early-stage technology companies with venture capital financial support. In his capacity as Chief Executive Officer of IdeaNet, from November 1996 to March 1998, Mr. Tucker served as acting Senior Vice President of Excite Studios, Ecommerce and Communities at Excite, Inc. (now Excite@Home), an Internet media company. From September 1993 to July 1994, Mr. Tucker was President, Chief Executive Officer and a director of Micrografx, Inc., a graphics software company. Earlier in his career, Mr. Tucker served as Brand Manager for The Procter & Gamble Company, a leading consumer products company, and as Executive Vice President for LoJack Corporation, a wireless communications company. Mr. Tucker holds a B.B.A. degree from the University of Michigan School of Business Administration.

     ANDREW J. MOLEY -- Andrew Moley joined Egreetings in July 1999 as our Senior Vice President and Chief Financial Officer. From July 1995 to July 1999, Mr. Moley served as the Chief Financial Officer, Executive Vice President and a director of CMC Industries, an electronic manufacturing services company. From February 1993 to November 1994, Mr. Moley was the Chief Financial Officer of Silicon Valley Technology, a contract manufacturing company. Mr. Moley holds a B.S. degree in Economics from the Wharton

School of the University of Pennsylvania and an M.B.A. degree from the Stanford University Graduate School of Business.


     BEHROUZ ARBAB, PH.D. -- Behrouz Arbab joined Egreetings in June 1999 as our Senior Vice President and Chief Technology Officer. From May 1997 to June 1999, Dr. Arbab served as the Vice President of Engineering at Semio Corporation, an Internet software company. From September 1996 to May 1997, Dr. Arbab was the Director of Server Technologies at Cisco Systems, Inc., an Internet networking company. From January 1994 to September 1996, Dr. Arbab served as Senior Director at Oracle Corporation, a software and information management company. Dr. Arbab has also held management positions at Computer Power Software Group, Database Consulting Associates and Harwell Computer Power. Dr. Arbab holds a B.S. degree from Arya-Mehr University of Technology and a Ph.D. degree in Computer Science from the University of Wales.


     PAUL LIPMAN -- Paul Lipman joined Egreetings as our Vice President of Business Development in June 1996, and is currently serving as our Senior Vice President of Business Development. From September 1990 to July 1994, Mr. Lipman was a systems analyst for Andersen Consulting, a management and technology consulting firm, in Europe, where he designed and built trading systems and advised financial institutions on the use and implementation of information technology. Mr. Lipman holds a B.S. degree in Theoretical Physics from Victoria University of Manchester, England and an M.B.A. degree from the Stanford University Graduate School of Business.

     KENNETH W. WALLACE -- Kenneth Wallace joined Egreetings in June 1999 as our Senior Vice President of Sales. From May 1993 to June 1999, Mr. Wallace served as Vice President and Group Publisher for Rodale Press, a magazine publishing company. From December 1987 to March 1993, Mr. Wallace was the Vice President of Advertising at Parade Magazine, a magazine publishing company. Mr. Wallace holds a B.B.A. degree from St. Johns University.

     SARAH S. ANDERSON -- Sarah Anderson joined Egreetings in June 1999 as our Vice President of Marketing. From February 1997 to June 1999, Ms. Anderson was the Vice President and General Manager of SegaSoft Inc., an interactive game software company. From January 1996 to January 1997, Ms. Anderson was the Director of Strategic Planning of RDA International, a multimedia group and advertising agency. From January 1993 to December 1995, Ms. Anderson was the Brand Manager of Sega of America, an interactive digital entertainment media company. Ms. Anderson holds an M.B.A. degree in Marketing from the McLaren School of Business of the University of San Francisco and a B.F.A. degree in Graphic Design from Paier College of Art.

     DONALD E. CHANEY -- Donald Chaney joined Egreetings in August 1998 as our Vice President of Engineering. From May 1991 to August 1998, Mr. Chaney served as a Manager, Director, and Senior Director of Applications Infrastructure and Tools at DHL Airways, Inc., a shipping company. Mr. Chaney holds a B.S. degree from Virginia Polytechnic Institute and State University and an M.S. degree in Electrical Engineering from Santa Clara University.

     JOSEPH T. MANGIONE -- Joseph Mangione joined Egreetings in July 1999 as our Vice President, Sponsorship Sales. From 1993 to 1999, Mr. Mangione served as the publisher of Integrated Marketing for Meredith Corporation, a diversified media company involved in magazine and book publishing, television broadcasting and integrated marketing programs. From 1991 to 1993, Mr. Mangione founded and worked at Andrea Communications, a licensing firm. From 1986 to 1991, Mr. Mangione served as Vice President and General Manager at Billboard Entertainment Marketing, an entertainment company. From 1979 to 1985, Mr. Mangione served as Vice President of Promotion at Playboy Enterprises, Inc., a publishing and media company. Mr. Mangione holds an M.B.A. degree from Wagner College.

     ANDREW P. MISSAN -- Andrew Missan joined Egreetings as our General Counsel in June 1999. From August 1998 to June 1999, Mr. Missan served as Corporate Counsel to WebTV Networks, Inc., an Internet entertainment company. From August 1997 to July 1998, Mr. Missan was the Senior Business Counsel at Seagate Software, Inc., an information technology company. From June 1994 to July 1997, Mr. Missan served in the Business and Legal Affairs Department at The RCA Records Label, a unit of BMG Entertainment, an entertainment company, most recently as Senior Director. From June 1991 to June 1994, Mr. Missan served as Counsel, Law Department, of Sony Music Entertainment Inc., an entertainment company. He holds a B.A. degree from Oberlin College and a J.D. degree from the Northwestern University School of Law.

     STEWART ALSOP -- Stewart Alsop has served as a director of Egreetings since March 1999. Mr. Alsop has been a general partner of New Enterprise Associates, a venture capital investment firm since 1998 and was a Venture Partner at New Enterprise Associates from 1996 to 1998. From June 1991 to 1996, Mr. Alsop served as Senior Vice President and Editor-in-Chief of InfoWorld Media Group, Inc., which publishes InfoWorld, a weekly newspaper for information technology professionals. Mr. Alsop also serves on the board of directors of Macromedia, Inc., a publicly held Internet software company, Be Incorporated, a publicly held operating systems software company, TiVo Inc., a publicly held personal television service company, and Netcentives, Inc., a publicly held Internet promotions and customer loyalty vendor. Mr. Alsop holds a B.A. degree in English from Occidental College.

     CHARLES A. HOLLOWAY, PH.D. -- Charles Holloway has served as a director of Egreetings since October 1995. Dr. Holloway holds the Kleiner, Perkins, Caufield & Byers Professorship in Management at the Stanford Graduate School of Business and has been a faculty member of the Stanford Graduate School of Business since 1968. Dr. Holloway is also currently co-director of the Stanford Center for Entrepreneurial Studies at the Graduate School of Business. Dr. Holloway was the founding co-chair of the Stanford Integrated Manufacturing Association, a cooperative effort between the Graduate School of Business and the School of Engineering, which focuses on research and curriculum development in manufacturing and technology. Dr. Holloway serves on the board of Kana Communications, Inc., a publicly held communications software company, and several private companies. Dr. Holloway holds a B.S. degree in Electrical Engineering from the University of California at Berkeley and an M.S. degree in Nuclear Engineering and Ph.D. in Business Administration from the University of California, Los Angeles.

     BRENDON S. KIM -- Brendon Kim has served as a director of Egreetings since April 1996. Mr. Kim has been a general partner of Altos Ventures, a venture capital investment firm, since January 1996. From September 1994 to June 1996, Mr. Kim worked at CSC Index, a consulting company, where he was an associate. Mr. Kim also serves on the board of directors of several private companies, including Branders.com, Blue Dot Software and Hearing Science. Mr. Kim also serves on the board of directors of the Korean American Society of Entrepreneurs, a not-for-profit organization to promote entrepreneurship. Mr. Kim holds an A.B. degree from Princeton University and an M.B.A. degree from the Stanford University Graduate School of Business.

     PETER NIEH -- Peter Nieh has served as a director of Egreetings since March 1999. Mr. Nieh has been a general partner of Weiss, Peck & Greer L.P., a technology-focused venture capital investment firm since October 1995. From 1992 to 1995, Mr. Nieh held product marketing and business development roles at General Magic, Inc., a communications software company. From 1990 to 1991, Mr. Nieh managed the portable PC business in North America for Acer, Inc., a personal computer manufacturer. Mr. Nieh is a director of several private companies. Mr. Nieh holds a B.S. degree in Electrical Engineering and an A.B. degree in Economics from Stanford University and an M.B.A. degree from the Stanford University Graduate School of Business.

     FRANK J. O'CONNELL -- Frank J. O'Connell has served as a director of Egreetings since December 1997. Mr. O'Connell has served as President, Chief Executive Officer and a director of Gibson Greetings, Inc., a greeting card company, since August 1996, and has served as Chairman of the Board of Directors of Gibson since April 1997. From May 1995 to August 1996, Mr. O'Connell was a business consultant. From July 1991 to May 1995, he served as the President and Chief Executive Officer of Skybox International, Inc., a trading card manufacturer. Prior to joining Skybox International, Mr. O'Connell was a venture capital consultant from February 1990 to July 1991 and served as President of Reebok Brands, North America from 1988 to 1990. Mr. O'Connell is a director of Moto Guzzi Corporation, a publicly traded manufacturer of motorcycles and motorcycle parts.

     LEE ROSENBERG -- Lee Rosenberg has served as a director of Egreetings since November 1995. Mr. Rosenberg has been a general partner of Kettle Partners, L.P., an Internet and technology-focused venture capital investment firm since March 1998. Mr. Rosenberg also currently serves on the board of directors of several private companies, including Ignite Sports Media, LLC, an Internet sports media company, and ActiveUSA, a global registration site for active sports communities. Over the past 15 years, Mr. Rosenberg has been President of Rosenberg Capital and general partner of Rosy Partnership, entities involved in a broad spectrum of venture capital and real estate investments. Previously, Mr. Rosenberg served as a director of GRP Records. Mr. Rosenberg is a C.P.A. and holds a B.B.A. degree from the University of Michigan School of Business Administration.

BOARD COMPOSITION

     Upon the completion of this offering, Egreetings will have authorized seven directors. In accordance with the terms of our certificate of incorporation and our bylaws, the board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. Upon the completion of this offering, the members of the classes will be divided as follows:

     - Class I: Messrs. Alsop and O'Connell and Dr. Holloway

     - Class II: Messrs. Kim and Nieh

     - Class III: Messrs. Rosenberg and Tucker

     The Class I directors, other than Mr. O'Connell, will stand for re-election or election at the 2000 annual meeting of stockholders. The Class II directors will stand for re-election or election at the 2001 annual meeting of stockholders and the Class III directors will stand for re-election or election at the 2002 annual meeting of stockholders. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election or special meeting held in lieu thereof.

     Our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in the control or management of Egreetings. Notwithstanding the foregoing, so long as Egreetings is subject to Section 2115 of the California General Corporation Law, all directors shall be designated of the same class, and such directors shall be elected by cumulative voting if any stockholder requests cumulative voting.

     Directors of Egreetings may be removed for cause by the affirmative vote of the holders of a majority of our voting stock and such directors may be removed without cause by the affirmative vote of the holders of at least two-thirds of our voting stock. Notwithstanding the foregoing, so long as Egreetings is subject to Section 2115 of the California General Corporation Law, unless every director is removed, no single director may be removed without cause when the votes cast against such director's removal would be sufficient to elect that director if voted cumulatively.

     See "Description of Capital Stock -- Section 2115" for additional information relating to the effect of Section 2115 on Egreetings.

BOARD COMMITTEES

     The audit committee of the board of directors consists of Mr. Nieh and Dr. Holloway. The audit committee reviews our financial statements and accounting practices, makes recommendations to the board of directors regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors.

     The compensation committee of the board of directors consists of Messrs. Kim and Rosenberg. The compensation committee makes recommendations to the board of directors concerning salaries and incentive compensation for our officers and employees and administers our employee benefit plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the compensation committee of the board of directors is an officer or employee of Egreetings. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

DIRECTOR COMPENSATION

     Our directors receive no cash compensation for their services as directors but are reimbursed for their reasonable expenses in attending board meetings. All directors are eligible to participate in our 1996 Stock Option Plan, 1999 Equity Incentive Plan, employee directors will be eligible to participate in our 1999 Employee Stock Purchase Plan and non-employee directors will be eligible to participate in our 1999 Non-Employee

Directors' Stock Option Plan. See "-- Employee Benefit Plans" for additional information relating to these plans.

     In June 1998, we granted director Charles Holloway options to purchase 10,000 shares of common stock at a price of $0.63 per share and granted director Lee Rosenberg options to purchase 18,000 shares of common stock at a price of $0.63 per share.

EXECUTIVE COMPENSATION

     The following table shows compensation earned during fiscal year 1998 by Egreetings' Chief Executive Officer and our other three executive officers who earned more than $100,000 in 1998. These people are referred to as the named executive officers. Titles shown in the table are titles held as of December 31, 1998. As of September 15, 1999, none of Messrs. Campbell, Levitan or Katin was serving as an employee of Egreetings. The information in the table includes salaries, bonuses, stock options granted and other miscellaneous compensation. We have not granted stock appreciation rights or restricted stock awards and provide no long-term compensation benefits other than stock options.

                         SUMMARY COMPENSATION TABLE(1)

                                                                     LONG-TERM AND
                                        ANNUAL COMPENSATION        OTHER COMPENSATION
                                       FOR FISCAL YEAR 1998      ----------------------
                                      -----------------------    SECURITIES UNDERLYING
    NAME AND PRINCIPAL POSITION       SALARY($)     BONUS($)           OPTIONS(#)
    ---------------------------       ----------    ---------    ----------------------
Fredrick L. Campbell
Chief Executive Officer(2)..........    120,000       9,000                  --
Anthony Levitan
  President(3)......................    120,000       9,000                  --
Neil Katin
  Chief Technical Officer(4)........    120,000       9,000                  --
Paul Lipman
  Senior Vice President, Business
     Development....................    120,000          --               6,366

-------------------------
(1) In accordance with the rules of the Commission, the compensation described in this table does not include medical, group life insurance or other benefits received by the named executive officers that are available generally to all our salaried employees and certain perquisites and other personal benefits received by the named executive officers, which do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in this table.

(2) Mr. Campbell left his position as our Chief Executive Officer in February 1999. Gordon M. Tucker has been our Chief Executive Officer since then. See "Management -- Employment and Severance Arrangements" for information regarding Mr. Tucker's salary, stock option and other compensation arrangements.

(3) Mr. Levitan left his position as our President in February 1999.


(4) Mr. Katin left his position as our Chief Technical Officer in June 1999. Behrouz Arbab has been our Senior Vice President and Chief Technology Officer since then.

                           OPTION GRANTS DURING 1998

     The following table sets forth each grant of stock options granted during 1998 to each of the named executive officers.

                                                                                    POTENTIAL REALIZABLE
                                                                                      VALUE AT ASSUMED
                            NUMBER OF    PERCENTAGE OF                             ANNUAL RATES OF STOCK
                            SECURITIES   TOTAL OPTIONS    EXERCISE                 PRICE APPRECIATION FOR
                            UNDERLYING     GRANTED TO      PRICE                       OPTION TERM(4)
                             OPTIONS       EMPLOYEES        PER      EXPIRATION    ----------------------
           NAME             GRANTED(1)   DURING 1998(2)   SHARE(3)      DATE          5%           10%
           ----             ----------   --------------   --------   ----------    --------      --------
Fredrick L. Campbell......        --           --             --           --            --            --
Anthony Levitan...........        --           --             --           --            --            --
Neil Katin................        --           --             --           --            --            --
Paul Lipman...............    15,000          3.0%         $0.63      7/16/08      $210,600      $340,200

-------------------------
(1) The option granted in 1998 to Paul Lipman was granted under our 1996 Stock Option Plan. The option grant to Mr. Lipman is exercisable only as to the vested portion of non-qualified options, to the extent permissible under applicable IRS regulations.

(2) Based on an aggregate of 493,500 shares subject to options granted to our employees in 1998, including named executive officers.

(3) The exercise price per share of each option granted was equal to the fair market value of the common stock as determined by the board of directors on the date of the grant. In determining the fair market value of the stock granted on the grant date, our board considered, among other things, our absolute and relative levels of revenues and other operating results and the state of our strategic relationships.

(4) Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by an assumed initial public offering price of $9.00 per share, (b) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option and (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the Commission and do not represent Egreetings' estimate or projection of future common stock prices.

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

  AGGREGATE OPTION EXERCISES IN 1998 AND YEAR-END VALUES AT DECEMBER 31, 1998

     The following table sets forth the number of shares of common stock acquired and the value realized upon exercise of stock options during 1998 and the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 1998 by each of the named executive officers.

                                                      NUMBER OF SECURITIES
                                                     UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                           NUMBER OF                       OPTIONS AT              IN-THE-MONEY OPTIONS AT
                            SHARES                      DECEMBER 31, 1998           DECEMBER 31, 1998(1)
                          ACQUIRED ON    VALUE     ---------------------------   ---------------------------
          NAME             EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
          ----            -----------   --------   -----------   -------------   -----------   -------------
Fredrick L. Campbell....        --          --           --             --              --             --
Anthony Levitan.........        --          --           --             --              --             --
Neil Katin..............        --          --       71,999         63,000        $645,111       $564,480
Paul Lipman.............        --          --       42,046         43,954        $255,851       $267,051

-------------------------
(1) Value of unexercised in-the-money options are based on a value of $9.00 per share, the assumed initial public offering price, minus the per share exercise price, multiplied by the number of shares underlying the option.

EMPLOYEE BENEFIT PLANS

1996 Stock Option Plan

     General. In January 1996, our board adopted and our stockholders approved our 1996 Stock Option Plan. All options granted to our employees, independent contractors, advisors, consultants and directors have been granted pursuant to the stock option plan in accordance with the terms set forth below.

     The stock option plan provides for the grant of:

     - incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, to our employees (including our officers); and

     - nonstatutory stock options to employees, directors, independent contractors, advisors and consultants.

     Administration. The stock option plan is administered by our board of directors, which, among other things, selects eligible participants to whom options may be granted, determines the exercise price of the options, determines the vesting schedule of the options and establishes the period of time during which an optionee may exercise his or her option after the optionee no longer provides services to Egreetings. The board may delegate the authority to administer the stock option plan to a committee.

     Option Grants. The exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Generally, the optionee may not transfer a stock option other than by will or the laws of descent or distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose service relationship with us ceases for any reason may exercise vested options for the term provided in the option agreement. The terms of stock options granted under the stock option plan generally may not exceed 10 years.

     No incentive stock options may be granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of Egreetings or any parent or subsidiary of Egreetings unless the following conditions are satisfied:

     - the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

     - the term of the incentive stock option award may not exceed five years from the date of grant.

     Vesting Schedule. Unless the optionee's stock option agreement otherwise specifies, options granted under the stock option plan vest according to the following schedule: 2.22% of the option vests per month after the six month anniversary of the vesting commencement date, except that on the one year anniversary of the vesting commencement date an additional 6.67% will vest, such that a total of 20% of the option will be vested on the first anniversary of the vesting commencement date and the option vests in full on the fourth anniversary of the commencement date.

     Right of First Refusal. We have a right of repurchase and first refusal with respect to shares issued upon exercise of options granted under the stock option plan.

     Lock-Up Agreement. All shares of common stock issued under the stock option plan are subject to a lock-up of 180 days after the completion of this offering upon the request of the underwriters.

     Change of Control. In the event of a change of control of Egreetings, our board may, in its sole discretion, take any of the following actions with respect to options outstanding as of the consummation of the change of control:

     - cancel all such options effective as of the consummation of the change of control and notify each optionee of the change of control reasonably prior to its consummation so that the optionee may exercise any vested options;

     - require the acquiring company to assume the outstanding options or substitute them with comparable options; or

     - repurchase the outstanding options at a price per share equal to the fair market value of the shares based on the board's good faith estimate of the valuation of Egreetings implied by the total amount to be paid in connection with the change of control.

     As of September 30, 1999, options to purchase a total of 2,317,115 shares of our common stock were outstanding and 1,282,338 shares remained available for grant.

1999 Equity Incentive Plan

     General. In September 1999, our board adopted, subject to stockholder approval, the 1999 Equity Incentive Plan. The aggregate number of shares that may be issued pursuant to stock awards granted under the equity incentive plan is 3,000,000 shares. On each of the first nine anniversaries of the effective date of the equity incentive plan, beginning in September 2000, the number of shares that may be issued pursuant to options under the equity incentive plan will automatically be increased by an amount equal to three percent of the total number of shares outstanding on the anniversary date; provided that in no event shall the total number of shares issued or reserved for issuance under the equity incentive plan exceed 15,000,000.

     Types of Grants and Eligibility.

     This plan provides for the grant of:

     - incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, to employees (including officers);

     - nonstatutory stock options to employees, directors and consultants;

     - restricted stock purchase awards to employees, directors and consultants; and

     - stock bonuses to employees, directors and consultants.

     Administration. The equity incentive plan is administered by the board of directors, which determines recipients and types of options, stock bonus awards and restricted stock awards to be granted, including the exercise price, number of shares subject to the grant and the exercisability thereof. The board of directors may delegate authority to administer the equity incentive plan to a committee.

     Option Grants. The board of directors determines the exercise price of options granted under the equity incentive plan. The exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the equity incentive plan vest at the rate specified in the option agreement signed by and between us and each optionee. Generally, the optionee may not transfer a stock option other than by will or the laws of descent or distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose service relationship with us or any affiliate of ours ceases for any reason may exercise vested options for the term provided in the optionee's option agreement. The terms of stock options granted under the equity incentive plan generally may not exceed 10 years.

     No stock option may be granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of Egreetings or any parent or subsidiary of Egreetings unless the following conditions are satisfied:

     - the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

     - the term of the incentive stock option award may not exceed five years from the date of grant.

     When we become subject to Section 162(m) of the Internal Revenue Code of 1986 (which denies a deduction to publicly held corporations for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1,000,000), no person may be granted options under the equity incentive plan covering more than 1,000,000 shares of common stock in any calendar year. Shares subject to stock options that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the equity incentive plan. Under its general authority to grant options, the board of directors has the implicit authority to reprice outstanding options or to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares. Both the original and new options will count toward the Section 162(m) limitation.

     Options granted under the equity incentive plan generally expire three months after the termination of the optionee's service to Egreetings or a parent or subsidiary of Egreetings, except in the case of death or disability, in which case the options generally may be exercised up to 18 months following the date of death or up to 12 months following a termination due to the optionee's disability.

     Stock Bonus Awards. The board may grant stock bonus awards for past services rendered to Egreetings or a parent or subsidiary of Egreetings which stock bonus awards may be subject to a vesting schedule and right of repurchase in favor of Egreetings. In the event the grantee's service to Egreetings or a parent or subsidiary of Egreetings terminates, we may reacquire any or all of the unvested shares of common stock held by the grantee on that date.

     Restricted Stock Awards. The purchase price for each restricted stock award granted must be at least 85% of the fair market value of the stock subject to the option on the date of the award or at the time the purchase is consummated. Restricted stock awards may, in the discretion of the board, be subject to a vesting schedule and right of repurchase in favor of Egreetings. In the event the grantee's service to Egreetings or a parent or subsidiary of Egreetings terminates, we may reacquire any or all of the unvested shares of common stock held by the grantee on that date.

     Transferability. Rights to acquire our common stock under a stock bonus or restricted stock agreement may not be transferred other than by will or by the laws of descent and distribution and are exercisable during the life of the holder only by the holder. Certain restricted stock or stock bonus awards made following the completion of this offering may be otherwise transferable if the applicable restricted stock or stock bonus agreement so provides.

     Changes in Control. In the event of the transfer of all or substantially all of our assets or our acquisition by another company, all outstanding stock awards under the stock option plan may either be assumed or substituted for with similar stock awards by the acquiring company. If the acquiring company determines not to assume or substitute for those outstanding awards, the vesting of the awards held by persons then employed by Egreetings will be accelerated and exercisable in full and all outstanding stock awards will be terminated upon the sale of assets or acquisition of Egreetings if not previously exercised.

1999 Non-Employee Directors' Stock Option Plan

     General. In September 1999, our board adopted, subject to stockholder approval, the 1999 Non-Employee Directors' Stock Option Plan to provide for the automatic grant of options to purchase shares of our common stock to our non-employee directors. The aggregate number of shares of Common Stock that may be issued pursuant to options granted under the directors' plan is 500,000 shares.

     Administration. The board will administer the directors' plan and may not delegate administration of the directors' plan to a committee.

     Option Terms. Options granted under the directors' plan are generally subject to the following terms:

     - the exercise price of the options granted will be equal to the fair market value of the common stock on the date of grant;

     - no option granted under the directors' plan may be exercised after the expiration of ten years from the date it was granted;

     - options granted are not transferable other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee;

     - an optionee may designate a beneficiary who may exercise the option following the optionee's death;

     - an optionee whose service relationship with Egreetings or any parent or subsidiary of Egreetings, whether as a non-employee director of Egreetings or, subsequently, as an employee, director or consultant of either Egreetings or parent or subsidiary of Egreetings, terminates for any reason other than death or disability may exercise vested options for three months after the termination; and

     - similarly, an optionee whose service relationship with Egreetings or any parent or subsidiary of Egreetings terminates because of the optionee's death or disability, then the optionee or the optionee's beneficiary may exercise the vested options for 12 months after the termination, in the case of a disability, and 18 months after the termination, in the case of death.

     Automatic Grants. Upon the completion of this offering, each non-employee director will automatically be granted an option to purchase 24,000 shares of common stock. Any individual who becomes a non-employee director after this offering will automatically receive this initial grant upon being elected to the board of directors. Any person who is a non-employee director on the day following each annual meeting of Egreetings stockholders will be granted an additional option to purchase 8,000 shares of common stock on that day. Any director who has not served as a non-employee director for the entire period since the preceding annual meeting of stockholders will have his or her automatic additional grant for that year reduced pro rata for each full quarter prior to the date of grant during which such person did not serve as a non-employee director.

     Vesting. Initial option grants to non-employee directors will vest at a rate of 1/36 each month on the last day of each month following the date of grant. Annual grants will also vest at a rate of 1/36 each month beginning on April 30 of each year.

1999 Employee Stock Purchase Plan

     General. In September 1999, our board adopted, subject to stockholder approval, the 1999 Employee Stock Purchase Plan, authorizing the issuance of 1,000,000 shares of common stock pursuant to purchase rights granted to our employees or to employees of any parent or subsidiary of Egreetings. On each of the first nine anniversaries of the effective date of the purchase plan, beginning in September 2000, the number of shares authorized under the purchase plan will automatically be increased by an amount equal to one percent of the total number of shares outstanding on the anniversary date; provided that in no event shall the total number of shares issued or reserved for issuance under the purchase plan exceed 5,000,000.

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

The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. As of the date hereof, no shares of common stock have been purchased under the purchase plan.

     Administration. The purchase plan shall be administered by the board of directors unless and until it delegates administration to a committee. The administrator will generally have the power to determine when and how rights to purchase shares of common stock will be granted and the provisions of each offering of rights, as well as the power to construe and interpret the purchase plan.

     Offering Terms. The purchase plan provides a means by which our employees may purchase our common stock through payroll deductions. The purchase plan is implemented by offerings of rights to eligible employees. Generally, all regular employees, including executive officers, who are employed by Egreetings or by a parent or subsidiary of Egreetings for a required period of time specified by the board that may not exceed two years may participate in the purchase plan and may authorize payroll deductions of up to 15% of their base compensation for the purchase of stock under the purchase plan. Under the plan, the board may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering will begin on the effective date of this offering and be approximately 24 months in duration with purchases occurring every six months. Unless otherwise determined by the board, common stock is purchased for accounts of employees participating in the purchase plan at a price per share equal to the lower of:

     - 85% of the fair market value of a share of common stock on the date of commencement of an employee's participation in the offering; or

     - 85% of the fair market value of a share of common stock on the date of purchase.

     Limitations. Eligible employees may be granted rights only if the rights together with any other rights granted under employee stock purchase plans, do not permit such employee's rights to purchase stock of Egreetings to accrue at a rate which exceeds $25,000 of the fair market value of such stock (calculated as of the first day of the offering period) for each calendar year in which such rights are outstanding. In addition, no employee may purchase more than 3,750 shares on any purchase date. No employee shall be eligible for the grant of any rights under the purchase plan if immediately after such rights are granted, such employee has voting power over 5% or more of Egreetings' outstanding capital stock (measured by vote or value).

1999 Egreetings Network Incentive Bonus Plan

     General. In August 1999, our board of directors adopted the 1999 Egreetings Network Incentive Bonus Plan. Under the bonus plan, all of our employees who are full-time employees and who were hired by us on or prior to September 30, 1999, other than our sales employees who are on commission bonus plans, are eligible to receive cash bonuses in amounts ranging from up to 50% of base salary for our chief executive officer to between 5% and 35% of other employees' base salaries.


     Funding and Payment of Bonuses. If we achieve certain financial and operational goals as determined by our board, a bonus pool will be funded with an amount equal to the aggregate target bonus available to employees under the bonus plan. Once the bonus pool is funded, 50% of each employee's target bonus becomes payable, with the remaining 50% payable based on the employee's performance.

     Administration. Our bonus plan is generally administered by our human resources department under the supervision of our chief executive officer and our chief financial officer.

401(k) Plan

     We sponsor the Egreetings Network 401(k) Plan, a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended. All employees are eligible to participate and may enter the 401(k) Plan as of the first day of each quarter. Participants may make pre-tax contributions to the 401(k) Plan of up to 15% of their eligible earnings, subject to a statutorily prescribed annual limit. Egreetings does not make matching contributions. Each participants' contributions and the corresponding investment earnings are generally not taxable to the participants until withdrawn. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

EMPLOYMENT AND SEVERANCE ARRANGEMENTS

Gordon M. Tucker Employment Agreement

     In February 1999, we entered into an employment agreement with Gordon M. Tucker, our Chief Executive Officer and a director, under which Mr. Tucker is compensated at a rate of $225,000 per year, paid on a semi-monthly basis. The agreement also provides that Mr. Tucker's employment with us will last until the earliest date on which any of the following events may occur:

     - his death or resignation from Egreetings;

     - his termination by us for cause;

     - his termination by us without cause; or

     - his termination due to a failure to maintain his employment conditions.

     Pursuant to the employment agreement, Mr. Tucker received a non-qualified stock option grant for the purchase of 2,267,563 shares of our common stock at an exercise price of $2.10 per share. The option vests at a rate of 1/8 of the total number of shares subject to the option on the six-month anniversary of the grant and 1/48 of the total number each month thereafter, for a total vesting period of four years. The employment agreement provides that, if Mr. Tucker is terminated other than for cause, then the stock options for the month in progress and for the twelve months thereafter shall immediately vest and shall be exercisable for three years after his termination. In addition, Mr. Tucker's employment agreement provides that, if Mr. Tucker is terminated other than for cause or he terminates his employment agreement due to a failure to maintain employment conditions and within 180 days of his termination a change of control is announced or occurs, then all his unvested stock options will immediately vest and will be exercisable for three years after Mr. Tucker's termination.

     If there is a change of control while Mr. Tucker is still employed by us, the vesting that was scheduled to occur during the first three years of Mr. Tucker's option will accelerate and become fully vested and will be exercisable for three years after termination of Mr. Tucker's employment with us. If, after a change of control, Mr. Tucker remains employed as Chief Executive Officer and is actually or constructively terminated within one year of the change of control or, within that period, he terminates his employment with us, then all of his remaining unvested shares will vest fully and will be exercisable for three years from the date of his termination.

     The employment agreement also provides for an annual bonus, the target of which is 50% of Mr. Tucker's base salary. Based on a proration for 1999, the target bonus for Mr. Tucker is $99,555. We also paid Mr. Tucker a transition allowance of $75,000 so that Mr. Tucker could be reimbursed for, or paid for the reasonable costs and expenses of relocating from the Dallas, Texas metropolitan area to San Francisco, California. To the extent the transition allowance was not spent, Mr. Tucker has been paid the balance. All amounts paid under the transition allowance will be credited against any amounts otherwise payable to Mr. Tucker as part of his bonus for 1999. In the event Mr. Tucker is terminated other than for cause, he is entitled to receive from us an amount equal to 12 months of his base salary and benefits.

Fredrick L. Campbell Employment and Consulting Agreement

     In May 1999, we entered into an employment and consulting agreement with Fredrick Campbell, our former Chief Executive Officer and Chief Financial Officer. Pursuant to the agreement, Mr. Campbell agreed to serve as our Chief Financial Officer until we hired a new Chief Financial Officer, which we did in July 1999 when we hired Andrew J. Moley to fill that position. In addition, Mr. Campbell agreed to provide consulting services to us until August 2000. For his services as our Chief Financial Officer, Mr. Campbell received an annual base salary of $175,000. For his services as a consultant, Mr. Campbell received a payment of $125,000 in August 1999 and he will receive a final payment of $125,000 in January 2000.

Anthony Levitan Employment and Consulting Agreement

     In August 1999, we entered into an employment and consulting agreement with Anthony Levitan, our former President and Chief Concept Officer. Pursuant to the agreement, Mr. Levitan agreed to serve as our Chief Concept Officer until August 31, 1999. In addition, Mr. Levitan agreed to provide consulting services to us until August 31, 2001. For his services as our Chief Concept Officer, Mr. Levitan received an annual base salary of $175,000. For his services as a consultant, Mr. Levitan will receive payments totaling $214,500 from November 1999 through August 2001. Under the agreement, Mr. Levitan received a severance payment of $87,500 and will receive an additional severance payment of $87,500 on January 1, 2000. Mr. Levitan will also receive an additional payment of $3,625 pursuant to the agreement.

Severance Arrangements for Senior Executives

     In June 1999, the Egreetings board approved "double-trigger" change of control acceleration for options granted to employees at the senior director level and above, such as Andrew J. Moley, Behrouz Arbab, Paul Lipman, Kenneth W. Wallace, Sarah S. Anderson, Joseph T. Mangione, Allen Chin, Scott Neamand and Andrew P. Missan. This acceleration would occur in the event that, after the acquisition of Egreetings, any such employee is actually or constructively terminated by the acquiring company. Upon such a termination, a senior vice president's options would accelerate by one year, a vice president's options would accelerate by nine months and a senior director's options would accelerate by six months. In addition, the board resolved that, upon such a termination, a senior vice president would receive a cash severance payment equal to six months of such officer's base salary, a vice president would receive a cash severance payment equal to three months of such officer's base salary and a senior director would receive a cash severance payment equal to three months of such employee's base salary.

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

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

     Our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages resulting from breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; and

     - for any transaction from which the director derived an improper personal benefit.

     These provisions are permitted under Delaware law.

     Our bylaws provide that:

     - we must indemnify our directors and executive officers to the fullest extent permitted by Delaware law, subject to very limited exception;

     - we may indemnify our other employees and agents to the same extent that we indemnify our directors and executive officers, unless otherwise required by law, our certificate of incorporation, bylaws or agreements; and

     - we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

     Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our current directors and executive officers to give them additional contractual assurances regarding the scope of the indemnification provided in our certificate of incorporation and bylaws and to provide additional procedural protections. Currently, there is no pending litigation or proceeding involving any of our directors, executive officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

     We plan to obtain directors' and officers' liability insurance prior to the effectiveness of this offering.

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

                              RELATED TRANSACTIONS

     Other than the employment agreements described in "Management -- Employment and Severance Arrangements," and the transactions described below, since January 1996 there has not been nor is there currently proposed any transaction or series of similar transactions to which we were or will be a party:

     - in which the amount involved exceeded or will exceed $60,000; and

     - in which any director, executive officer, holder of more than 5% or our common stock or any member of their immediate family had or will have a direct or indirect material interest.

PREFERRED STOCK FINANCINGS

     In May 1996, we issued and sold an aggregate of 450,000 shares of Series B preferred stock for gross proceeds of approximately $900,000 including 75,000 shares issued upon the conversion of convertible promissory notes having an aggregate principal amount of $150,000 that were issued by us in April and May 1995. Each of these shares currently is convertible into two shares of common stock.

     From December 1996 to October 1997, we issued and sold an aggregate of 702,763 shares of Series C preferred stock for gross proceeds of approximately $2.8 million, including 229,798 shares issued upon the conversion of convertible promissory notes having an aggregate principal amount of approximately $919,000 that were issued by us in October and November 1996. Each of these shares currently is convertible into two shares of common stock.

     In December 1997, we issued and sold an aggregate of 933,164 shares of Series D preferred stock for gross proceeds of approximately $5.9 million, including shares issued upon the conversion of a convertible promissory note having an aggregate principal amount of approximately $1.9 million that was issued in December 1997. Approximately $1.4 million of that note was converted into 224,805 shares of Series D preferred stock in July 1998, while the remaining portion of the note was converted into 82,381 shares of Series D preferred stock in April 1999. Each of these shares currently is convertible into two shares of common stock.

     From March to April 1999, we issued and sold an aggregate of 3,726,493 shares of Series F preferred stock for gross proceeds of approximately $26.1 million including 442,857 shares issued upon conversion of convertible promissory notes having an aggregate principal amount of approximately $3.1 million that were issued between November 1998 and March 1999. Each of these shares currently is convertible into two shares of common stock.

     In October 1999, we issued and sold an aggregate of 5,846,546 shares of Series G preferred stock for gross proceeds of approximately $23.6 million, each of which currently is convertible into two-thirds of one share of common stock.

     In November 1999, we issued and sold 3,712,871 shares of Series G preferred stock for gross proceeds of approximately $7.5 million in cash and an advertising credit of approximately $7.5 million. Each of these shares is currently convertible into two-thirds of one share of common stock.

     Purchasers of our preferred stock include, among others, the following directors, holders of more than 5% of our outstanding stock and a trust of which the father of one of our executive officers is the sole trustee. All of the share numbers in the following table reflect the conversion of each outstanding share of the Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock and Series F preferred stock into two shares of common stock, and each outstanding share of Series G preferred stock into two-thirds of one share of common stock.

                                            SHARES OF    SHARES OF    SHARES OF    SHARES OF    SHARES OF
                                             SERIES B     SERIES C     SERIES D     SERIES F     SERIES G
                                            PREFERRED    PREFERRED    PREFERRED    PREFERRED    PREFERRED
                 INVESTOR                     STOCK        STOCK        STOCK        STOCK        STOCK
                 --------                   ----------   ----------   ----------   ----------   ----------
Lee Rosenberg(1)..........................    46,916       31,266            --      192,858       96,204
Entities affiliated with Altos
  Ventures(2).............................   582,174      630,414            --      485,714      512,540
Gibson Greetings, Inc.(3).................        --           --     1,866,328    1,168,000      412,226
National Broadcasting Company, Inc.(4)....        --           --            --           --    3,712,871
New Enterprises Associates(5).............        --           --            --    1,400,000      264,026
Vulcan Ventures, Inc......................        --           --            --    1,114,286      144,884
Entities affiliated with Weiss, Peck &
  Greer Venture Partners(6)...............        --           --            --    1,971,428      362,041
Richard M. Moley Annuity Trust U/A dated
  May 12, 1998(7).........................        --           --            --           --      166,666

-------------------------
(1) Includes 142,858 shares of Series F preferred stock and 82,508 shares of Series G preferred stock held by Kettle Partners, L.P. for which Mr. Rosenberg, a director of Egreetings, serves as a principal.

(2) Consists of 11,428 shares of Series F preferred stock held by Altos Partners I, 582,174 shares of Series B preferred stock, 630,414 shares of Series C preferred stock and 474,286 shares of Series F preferred stock held by Altos Ventures I, L.P., and 512,540 shares of Series G preferred stock held by Altos Ventures II, L.P. Brendon Kim, a director of Egreetings, is affiliated with the Altos entities.

(3) Frank O'Connell, a director of Egreetings, is the Chairman of the Board, President and Chief Executive Officer of Gibson Greetings, Inc.

(4) National Broadcasting Company, Inc. subsequently transferred its shares of Series G preferred stock to NBC-EGRT Holding, Inc., a wholly owned subsidiary of NBC.

(5) Stewart Alsop, a director of Egreetings, is affiliated with New Enterprise Associates.

(6) Consists of 148,909 shares of Series G preferred stock held by Weiss, Peck & Greer Venture Associates V, L.L.C., 422,674 shares of Series F preferred stock and 77,622 shares of Series G preferred stock held by WPG Enterprise Fund III, L.L.C., 483,394 shares of Series F preferred stock and 88,773 shares of Series G preferred stock held by Weiss, Peck & Greer Venture Associates, IV, L.L.C., 18,728 shares of Series F preferred stock and 3,439 shares of Series G preferred stock held by WPG Information Sciences Entrepreneur Fund, L.P., 60,938 shares of Series F preferred stock and 11,186 shares of Series G preferred stock held by Weiss, Peck & Greer Venture Associates IV Cayman, L.P., 801,764 shares of Series F preferred stock held by WPG Venture Associates V, L.L.C. 8,280 shares of Series F preferred stock and 1,266 shares of Series G preferred stock held by WPG Venture Associates V-A, L.L.C., and 175,650 shares of Series F preferred stock and 30,846 shares of Series G preferred stock held by WPG Venture Associates V, Cayman L.P. Peter Nieh, a director of Egreetings, is a general partner of Weiss, Peck

    & Greer Venture Partners and a member or a general partner of the above-named funds.

(7) Mr. Moley, the sole trustee of this trust, is the father of Andrew J. Moley, our Chief Financial Officer.

WARRANTS

     In March 1996, in connection with a loan financing, we issued warrants to purchase an aggregate amount of 7,503 shares of Series B preferred stock, each of which is presently convertible for two shares of common stock, at an exercise price of $2.00 per share to investors, including Lee Rosenberg, a director of Egreetings, who acquired a warrant to purchase 1,821 shares of Series B preferred stock, each of which is presently convertible into two shares of common stock, that expires on March 19, 2003.

     From October to November 1996, in connection with a loan financing, we issued warrants to purchase an aggregate amount of 41,910 shares of Series C preferred stock, each of which is presently convertible into two shares of common stock, at an exercise price of $4.00 per share, except for a warrant for 4,166 shares of Series C preferred stock that has an exercise price of $3.60 per share. The investors included Lee Rosenberg, who acquired a warrant to purchase 1,313 shares of Series C preferred stock, and Altos Ventures, a holder of more than 5% of our common stock, which acquired a warrant to purchase 9,781 shares of Series C preferred stock, each of which is presently convertible into two shares of common stock. Each of Mr. Rosenberg's and Altos Ventures' warrants expires in April 2007.

     In December 1997, we issued a warrant to purchase 946,925 shares of Series E preferred stock, at a purchase price of $9.60 per share, to Gibson Greetings, Inc., a holder of more than 5% of our common stock. As a result of anti-dilution adjustments in connection with sales of our Series F preferred stock and Series G preferred stock, the number of shares of Series E preferred stock issuable pursuant to this warrant was increased to 1,470,000 in March 1999 and 1,663,333 in October 1999. Pursuant to the terms of the warrant, there was no adjustment to the aggregate exercise price of the warrant in connection with these adjustments. Each share of Series E preferred stock is presently convertible into two shares of common stock.

     From November 1998 to January 1999, in connection with loan financings, we issued warrants to purchase an aggregate amount of 67,139 shares of Series F preferred stock, each of which is presently convertible into two shares of common stock at an exercise price of $6.30 per share to investors including holders of more than 5% of our outstanding stock as set forth in the table below.

     All of the share numbers in the following table reflect the conversion of each outstanding share of Series F preferred stock into two shares of common stock.

                                    NUMBER OF SHARES
         WARRANT HOLDER            SUBJECT TO WARRANT    EXPIRATION DATE
         --------------            ------------------    ---------------
Gibson Greetings, Inc.(1)........        53,570          November 2005
Gibson Greetings, Inc.(1)........        14,284          January 2006
Altos Ventures I, L.P.(2)........        17,856          November 2005
Altos Ventures I, L.P.(2)........        14,284          January 2006
Kettle Partners, L.P.(3).........        28,570          January 2006

-------------------------
(1) Frank O'Connell, a director of Egreetings, is the President, Chief Executive Officer and Chairman of the Board of Gibson Greetings, Inc.

(2) Brendon Kim, a director of Egreetings, is a general partner of Altos Ventures I, L.P.

(3) Lee Rosenberg, a director of Egreetings, is a principal of Kettle Partners, L.P.

TRANSACTIONS WITH EXECUTIVE OFFICERS AND DIRECTORS

     In February 1999, we entered into an employment agreement with Gordon M. Tucker, our Chief Executive Officer. This agreement is discussed in more detail in "Management -- Employment and Severance Arrangements."

     In June 1999, Mr. Tucker exercised in full the option granted to Mr. Tucker pursuant to his employment agreement and acquired 2,267,563 shares of common stock. However, as of September 30, 1999, 1,936,877 shares held by Mr. Tucker may be repurchased at $2.10 per share by Egreetings, subject to certain acceleration provisions in Mr. Tucker's employment agreement. Mr. Tucker paid the $2.10 exercise price per share for such shares by delivery of a promissory note bearing a simple interest rate of 5.37% per annum. The full principal and interest payable under the note are due in June 2003 or, if Mr. Tucker's employment is terminated prior to that time, 60 days after the termination. The note is secured by the shares of common stock purchased by Mr. Tucker. As of September 30, 1999, approximately $4,761,882 in unpaid principal and interest was outstanding in the aggregate under the note.

     In July 1999, Andrew J. Moley, our Chief Financial Officer, exercised an option grant to purchase an aggregate of 200,000 shares of common stock and entered into an early exercise stock purchase agreement under the 1996 Stock Option Plan regarding the shares. However, we have a right to repurchase any of the unvested 200,000 shares within 90 days upon Mr. Moley's termination of employment. As of September 30, 1999, all 200,000 shares held by Mr. Moley remain subject to repurchase at $2.78 per share. Mr. Moley paid the $2.78 purchase price per share for such shares by delivery of a promissory note bearing a simple interest rate of 6.00% per annum. The full principal and interest payable under the note are due in July 2004 or, if Mr. Moley's employment is terminated prior to that time, the date of Mr. Moley's termination. The note is secured by the shares of common stock purchased by Mr. Moley. As of September 30, 1999, approximately $555,000 in unpaid principal and interest was outstanding in the aggregate under the note.

     In July 1999, we loaned $200,000 to Mr. Levitan, our former President and Chief Concept Officer and a holder of more than 5% of our outstanding stock, in exchange for a promissory note bearing a simple interest rate of 6% per annum. Principal payments of $25,000, plus interest thereon, will become due quarterly, on the last day of February, May, August and November of each year such that the full principal and interest payable under the note will be repaid no later than August 31, 2001.

     In May 1999, we entered into an employment and consulting agreement with Fredrick Campbell, our former Chief Financial Officer and a holder of more than 5% of our outstanding stock. In August 1999, we entered into an employment and consulting agreement with Anthony Levitan, our former President and Chief Concept Officer and a holder of more than 5% of our outstanding stock. These agreements are discussed in more detail in "Management -- Employment and Severance Arrangements."

CONTENT PROVIDER AND DISTRIBUTION AGREEMENT WITH GIBSON GREETINGS, INC.

     In December 1997, we entered into a content provider and distribution agreement with Gibson Greetings, Inc. Pursuant to this five-year agreement, we are the only company, other than Gibson itself, that may distribute Gibson's content in the form of digital greetings. In exchange for this right, we pay Gibson a royalty based on the number of digital greetings sent via our Web site that contain Gibson's content. Gibson may terminate our rights to exclusivity if our consumers do not send at least approximately 2.8 million digital greetings via our Web site in each month during the term of the agreement and if this minimum delivery requirement is not exceeded in any of the three months following the month in which the shortfall occurred. See "Risk Factors -- Risks Related to Our Business," "Business -- Our Relationship with Gibson Greetings, Inc.," and "Business -- Competition in the Digital Greeting, Gift-Giving and Ecommerce Markets" for additional information relating to our relationship with Gibson.

ADVERTISING AND CONTENT PROVIDER AGREEMENTS WITH NATIONAL BROADCASTING COMPANY, INC.

     In November 1999, we entered into a two-year advertising agreement with National Broadcasting Company, Inc. for approximately $7.5 million in advertising credit. The agreement contains a pre-approved six-month advertising schedule and provides that no less than 60% of the value of the advertising provided to us will be broadcast during prime time hours. In November 1999, we also entered into a two-year content licensing agreement with NBC pursuant to which we have the right to create and distribute digital greetings for a minimum of five NBC television programs for each six-month television season, which amount may be increased, at NBC's option, to a maximum of 30 NBC television programs for each season.

     We believe that the foregoing transactions were in our best interest and were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions between us and any of our officers, directors or principal stockholders will be approved by a majority of the disinterested members of the board of directors, will be on terms no less favorable to us than could be obtained from unaffiliated third parties and will be in connection with our bona fide business purposes.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information known to us with respect to beneficial ownership of our common stock as of November 22, 1999 and as advised to reflect the sale of the common stock in this offering by:

     - each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

     - each of our directors;

     - each of the executive officers named in the Summary Compensation Table;
       and

     - all current executive officers and directors as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership is based on 25,116,814 shares of common stock outstanding as of November 22, 1999, assuming the conversion of all outstanding shares of preferred stock into common stock, and 34,443,481 shares of common stock outstanding immediately following the completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of November 22, 1999 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

     Unless otherwise indicated, the address for each stockholder named below is: c/o Egreetings Network, Inc., 149 New Montgomery Street, San Francisco, California 94105.

                                                              PERCENTAGE OWNED
                                                      ---------------------------------
       NAME OF BENEFICIAL OWNER           SHARES      BEFORE OFFERING    AFTER OFFERING
       ------------------------         ----------    ---------------    --------------
Gibson Greetings, Inc.(1).............   6,841,074         24.0%              19.8%
  2100 Section Road
  Cincinnati, OH 45326
NBC-EGRT Holding, Inc.................   2,475,247          9.9                7.2
  30 Rockefeller Plaza
  New York, NY 10112
Entities Affiliated with Weiss, Peck &
Greer Venture Partners(2).............   2,333,469          9.3                6.8
  555 California St., Suite 3130
  San Francisco, CA 94194
Entities Affiliated with Altos
Ventures(3)...........................   2,162,543          8.6                6.3
  2882 Sand Hill Road, Suite 100
  Menlo Park, CA 94025
Entities Affiliated with New
Enterprises Associates(4).............   1,664,026          6.6                4.8
  2490 Sand Hill Road
  Menlo Park, CA 94025
Vulcan Ventures Inc...................   1,259,170          5.0                3.7
  110-110th Ave. NE, Suite 550
  Bellevue, WA 98004

                                                              PERCENTAGE OWNED
                                                      ---------------------------------
       NAME OF BENEFICIAL OWNER           SHARES      BEFORE OFFERING    AFTER OFFERING
       ------------------------         ----------    ---------------    --------------
Anthony Levitan(5)....................   1,630,833          6.5%               4.7%
Fredrick L. Campbell(5)...............   1,609,999          6.4                4.6
Frank O'Connell(1)....................   6,841,074         24.0               19.8
  c/o Gibson Greetings, Inc.
  2100 Section Road
  Cincinnati, OH 45326
Peter Nieh(2).........................   2,333,469          9.3                6.8
  c/o Weiss, Peck & Greer Venture
  Partners
  555 California Street, Suite 3130
  San Francisco, CA 94194
Brendon Kim(3)........................   2,162,543          8.6                6.3
  c/o Altos Ventures
  2882 Sand Hill Road, Suite 100
  Menlo Park, CA 94025
Stewart Alsop(4)......................   1,664,026          6.6                4.8
  c/o New Enterprise Associates, Inc.
  2490 Sand Hill Road
  Menlo Park, CA 94025
Lee Rosenberg(6)......................     672,590          2.7                1.9
Gordon M. Tucker(7)...................   2,267,563          9.0                6.6
Charles A. Holloway(8)................      74,000            *                  *
Neil Katin(9).........................     307,903          1.2                  *
Paul Lipman(10).......................      86,084            *                  *
All directors and executive officers
  as a group (12 persons)(11).........  16,361,416         56.9               47.1

-------------------------
  * Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

 (1) All of these shares are owned by Gibson Greetings, Inc. Includes warrants held by Gibson Greetings, Inc. to purchase 3,394,520 shares that are currently exercisable. Mr. O'Connell is the Chairman of the Board, President and Chief Executive Officer of Gibson. Mr. O'Connell disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

 (2) Consists of 500,296 shares held by WPG Enterprise Fund III, L.L.C., 572,167 shares held by Weiss, Peck & Greer Venture Associates IV, L.L.C., 22,167 shares held by WPG Information Sciences Entepreneur Fund, L.P., 72,124 shares held by Weiss, Peck & Greer Venture Associates IV Cayman, L.P., 1,134,603 shares held by Weiss, Peck & Greer Venture Associates V, L.L.C., 1,266 shares held by WPG Venture Associates V-A, L.L.C. and 30,846 shares held by WPG Venture Associates V, Cayman L.P. Mr. Nieh, a director of Egreetings, is a Managing Member of WPG VC Fund Adviser, L.L.C., the Fund Investment Advisory Member of WPG Enterprise Fund III, L.L.C., and Weiss, Peck & Greer Venture Associates IV, L.L.C., and the General Partner of WPG Information Sciences Entrepreneur Fund, L.P. In addition, Mr. Nieh is a Managing Member of WPG VC Fund

     Adviser II, L.L.C., the Fund Investment Advisory Member of Weiss, Peck & Greer Venture Associates V, L.L.C., Weiss Peck & Greer Venture Associates V-A, L.L.C., and the Fund Investment Advisory Partner of Weiss, Peck & Greer Venture Associates V Cayman, L.P. In such capacities, Mr. Nieh may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by the Weiss Peck & Greer funds. Mr. Nieh disclaims beneficial ownership of the shares held by the Weiss Peck & Greer funds within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

 (3) Includes 11,428 shares held by Altos Partners I, 1,686,874 shares held by Altos Ventures I, L.P. and 412,540 shares held by Altos Ventures II, L.P. Also includes warrants to purchase 51,702 shares that are currently exercisable. Mr. Kim, a director of Egreetings, is a general partner of Altos Partners and, as such, may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by the Altos funds. Mr. Kim disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

 (4) Includes 17,142 shares held by NEA Presidents Fund, L.P., 1,428 shares held by NEA Ventures 1999, L.P., and 1,645,456 shares held by New Enterprise Associates VIII, L.P. Mr. Alsop, a director of Egreetings, is a general partner of New Enterprise Associates and, as such, may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by the NEA funds. Mr. Alsop disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

 (5) Included in the number of shares that Messrs. Levitan and Campbell beneficially own in the aggregate are 160,000 shares pledged by each of them to Information Technology Ventures II, L.P. and ITV Affiliates Fund II, L.P. to secure a $520,000 full recourse loan made to Messrs. Levitan and Campbell pursuant to a Loan and Pledge Agreement dated June 1999. All of the shares pledged by Messrs. Levitan and Campbell are also subject to an immediately exercisable call option pursuant to a Call Option Agreement dated June 1999 among Information Technology Ventures II, L.P., ITV Affiliates Fund II, L.P. and Messrs. Levitan and Campbell and are covered by a put option pursuant to a Put Option Agreement dated June 1999 among the same parties.

 (6) Includes 18,000 shares issuable upon exercise of options exercisable within 60 days of November 22, 1999. Includes 225,366 shares held by Kettle Partners L.P. Also includes warrants to purchase 34,846 shares that are currently exercisable. Mr. Rosenberg, a director of Egreetings, is a principal of Kettle Partners L.P. and, as such, may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by Kettle Partners L.P. Mr. Rosenberg disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

 (7) Includes 1,747,913 shares subject to repurchase by us as of November 22, 1999.

 (8) Includes 7,500 shares issuable upon exercise of options exercisable within 60 days of November 22, 1999 and 15,375 shares subject to repurchase by us as of November 22, 1999.

 (9) Includes 35,999 shares issuable upon exercise of options exercisable within 60 days of November 22, 1999.

(10) Includes 86,084 shares issuable upon exercise of options exercisable within 60 days of November 22, 1999.

(11) See footnotes 1 through 4 and 6 through 10 above, as applicable.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock and material provisions of our certificate of incorporation and bylaws, which will become effective upon the completion of this offering, is a summary only and is qualified in its entirety by the complete provisions of the certificate of incorporation and bylaws, which have been filed as exhibits to the registration statement, of which this prospectus is a part.

     Upon the closing of this offering, our authorized capital stock will consist of 75,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

COMMON STOCK

     Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Unless Section 2115 of the California Corporations Code is applicable to us, holders of common stock are not entitled to cumulative voting rights with respect to the election of directors and, as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Upon a liquidation, dissolution or winding-up of Egreetings, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of this offering, the board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Egreetings and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

WARRANTS


     As of October 31, 1999, warrants to purchase an aggregate of 7,503 shares of Series B preferred stock were outstanding at an exercise price of $2.00 per share. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations. Upon the closing of this offering, all warrants to purchase Series B preferred stock will become exercisable for common stock at a rate of two shares of common stock for each one share of Series B preferred stock.

     As of October 31, 1999, warrants to purchase an aggregate of 41,910 shares of Series C preferred stock were outstanding at an exercise price of $4.00 per share, except for a warrant for 4,166 shares of Series C preferred stock that has an exercise price of $3.60 per share. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations. Upon the closing of this offering, all warrants to purchase Series C preferred stock will become exercisable for common stock at a rate of two shares of common stock for each one share of Series C preferred stock.

     As of October 31, 1999, a warrant to purchase an aggregate of 1,663,333 shares of Series E preferred stock was outstanding at an exercise price of $5.46 per share to Gibson Greetings, Inc. Upon closing of this offering, this warrant will become exercisable at a rate of two shares of common stock for each one share of Series E preferred stock and will expire unless earlier exercised.

     As of October 31, 1999, warrants to purchase an aggregate of 67,139 shares of Series F preferred stock were outstanding at an exercise price of $6.30 per share. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations. Upon the closing of this offering, all warrants to purchase Series F preferred stock will become exercisable at a rate of two shares of common stock for each one share of Series F preferred stock.

     As of October 31, 1999, warrants to purchase an aggregate of 60,000 shares of Series F preferred stock were outstanding at an exercise price of $9.00 per share. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations. Upon the closing of this offering, all warrants to purchase Series F preferred stock will become exercisable for common stock at a rate of two shares of common stock for each one share of Series F preferred stock.

REGISTRATION RIGHTS

     Holders of 23,955,170 shares of stock held by them, or subject to acquisition upon exercise of warrants, have registration rights and can require that we file a registration statement under the Securities Act of 1933 covering all or a portion of the investors' registrable securities. These registration rights are subject to our right to delay the filing of a registration statement for a period not to exceed 180 days. We cannot delay the filing of a registration statement more than once in a 12-month period after receiving the registration demand. The managing underwriter, if any, of any offering pursuant to a registration has certain rights to limit the number of the registrable securities proposed to be included in such registration. In addition, these registration rights are no longer effective once we have effected two registrations pursuant to these provisions.

     These investors also have certain "piggyback" registration rights. If we propose to register any of our securities under the Securities Act of 1933 (other than pursuant to the investors' demand registration rights noted above), the investors may require us to use our best efforts to include all or a portion of their registrable securities in such registration. The managing underwriter, if any, of any such offering will have the right to limit or exclude registrable securities from such registration.

     All registration expenses incurred in connection with the above registrations would be borne by us, including, without limitation, all fees and disbursements of a single counsel for the selling investors, except for expenses incurred in connection with more than two registrations of Form S-3 per year. Each selling investor would pay all underwriting discounts and selling commissions applicable to the sale of his or its registrable securities, as well as any fees and disbursements of counsel beyond those of a single counsel for the selling investors.

     All registration rights described above will terminate on the earlier of four years after the date of this offering or the date on which an investor may sell all of its or his shares under Rule 144(k) of the Securities Act or during any 90-day period under Rule 144 of the Securities Act.

SECTION 2115

     We currently are subject to Section 2115 of the California General Corporation Law. Section 2115 provides that, regardless of a company's legal domicile, certain provisions of California corporate law, as further described in the table below, will apply to that company if more than 50% of its outstanding voting securities are held of record by persons having addresses in California and the majority of the company's operations occur in California.

     The following table sets forth some of the effects on our corporate governance of Section 2115:

                         SECTION 2115                   NON-SECTION 2115
                         ------------                   ----------------
Election of     Cumulative voting is allowed     No cumulative voting is
Directors       which allows each shareholder    allowed; accordingly a holder
                to vote the number of votes      of 50% or more of voting stock
                equal to the number of           controls election of all
                candidates multiplied by the     directors.
                number of votes to which the
                shareholders' shares are
                normally entitled in favor of
                one candidate. This potentially
                allows minority stockholders to
                elect some members of the
                board.
Removal of      Removal with or without cause    If the Board is classified,
Directors       by the affirmative vote of the   removal is only allowed for
                holders of a majority of         cause upon the affirmative vote
                outstanding voting stock is      of a majority of the
                allowed.                         outstanding voting stock
                                                 entitled to vote in the
                                                 election of directors.
Supermajority   In order to institute a          Simple majority may adopt
Vote            supermajority provision, the     amendment providing for
Requirement     amendment must be approved by    supermajority.
                at least as large a proportion
                as would be required under the
                amendment.
Dividend        Dividends are only payable (a)   Dividends are payable out of
Distribution    out of the surplus of retained   either the surplus of retained
                earnings and (b) if,             earnings or out of its net
                immediately after the            profits for the year the
                distribution, a company's        distribution takes place, or
                assets are at least equal to     the preceding year.
                its liabilities.
Dissenters'     Generally available in any type  Generally only available in a
Rights          of reorganization, including a   merger. No rights so long as
                merger, sale of assets or        our common stock is quoted on
                sale/exchange of shares. If the  the Nasdaq National Market or
                shares are listed on an          traded on an exchange.
                exchange, 5% of the
                stockholders must assert their
                right for any stockholder to
                have these rights.

In addition to these differences, Section 2115 also provides for information rights and required filings in the event a company effects a sale of assets or completes a merger.

     We anticipate that our common stock will be qualified for trading as a national market security on the Nasdaq National Market and that we will have at least 800 stockholders of record by the record date for our 2000 annual meeting of stockholders. If these two conditions occur, then we will no longer be subject to Section 2115 as of the record date for our 2000 annual meeting of stockholders. See "-- Common Stock" and "Management -- Board Composition" for additional information relating to the effects of Section 2115 on Egreetings.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

Delaware Law

     We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203, subject to exceptions, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that the stockholder became an interested stockholder unless:

     - prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines business combination to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

     - subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Section 203 defines an "interested stockholder" as:

     - any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation; and

     - any entity or person affiliated with or controlling or controlled by the entity or person.

     A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the provisions of the Section 203. The statute could prohibit or delay mergers or other takeover or change-in-control attempts with respect to Egreetings and, accordingly, may discourage attempts to acquire Egreetings.

Charter Provisions

     Our bylaws divide the board of directors into three classes as nearly equal in size as possible with staggered three-year terms. The classification of the board of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Egreetings. In addition, the bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or a special meeting of the stockholders may be taken only if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The bylaws also provide that special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer or the holders of 50% or more of our outstanding stock. See "Management -- Board Composition" for additional information relating to the classification of the board of directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:

     - any breach of the director's duty of loyalty;

     - acts or omissions which involve a lack of good faith, intentional misconduct or a knowing violation of the law;

     - payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law; or

     - any transaction from which the director derives an improper personal benefit.

     These provisions do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

     Our bylaws require us to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware law. We may limit the extent of such indemnification by individual contracts with our directors and executive officers. Further, we may decline to indemnify any director or executive officer in connection with any proceeding initiated by such person or any proceeding by such person against us or our directors, officers, employees or other agents, unless indemnification is expressly required to be made by law or the proceeding was authorized by our board of directors.

     Prior to completion of this offering, we intend to enter into indemnity agreements with each of our current directors and certain of our executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

     We have the power to indemnify our other officers, employees and other agents, as permitted by Delaware law, but we are not required to do so.

     We plan to obtain directors' and officers' liability insurance prior to the completion of this offering.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock will be Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock, and we cannot assure you that a significant public market for our common stock may develop or be sustained after this offering. As described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual and securities law restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding 34,443,481 shares of common stock, based on the number of shares of common stock outstanding as of November 22, 1999, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates.

     The remaining 28,443,481 shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

     As a result of the lock-up agreements and the provisions of Rules 144, 144(k) and 701 described below, these restricted shares will be available for sale in the public market as follows:

     - no shares may be sold prior to 180 days from the date of this prospectus;

     - 19,150,931 shares will have been held long enough to be sold under Rule 144 or Rule 701 beginning 181 days after the date of this prospectus; and

     - the remaining shares may be sold under Rule 144 or 144(k) once they have been held for the required time.

     Lock-Up Agreements. All of our stockholders have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date the registration statement of which this prospectus is a part is declared effective. Transfers or dispositions can be made sooner with the prior written consent of Credit Suisse First Boston Corporation and, in some instances, Egreetings.

     Rule 144. In general, under Rule 144, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of our common stock then outstanding which will equal approximately 344,433 shares immediately after this offerings; or

     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also limited by manner-of-sale provisions and notice requirements and to the availability of current public information about us.

     Rule 144(k). Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 discussed above.

     Rule 701. In general, under Rule 701, any of our employees, consultants or advisors who purchases or receives shares from us under a compensatory stock purchase plan or option plan or other written agreement will be eligible to resell their shares beginning 90 days after the date of this prospectus. Non-affiliates will be able to sell their shares subject only to the manner-of-sale provisions of Rule 144. Affiliates will be able to sell their shares without compliance with the holding period requirements of Rule 144.

     Registration Rights. Upon completion of this offering, holders of 22,717,555 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. See "Description of Capital Stock -- Registration Rights." Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

     Stock Options. Immediately after this offering, we intend to file a registration statement under the Securities Act covering the shares of common stock reserved for issuance upon exercise of outstanding options. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market beginning 180 days after the effective date of the registrant statement of which this prospectus is a part, except with respect to Rule 144 volume limitations that apply to our affiliates. As of November 22, 1999, 2,473,680 shares of common stock were reserved for issuance upon the exercise of outstanding options.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the underwriting
agreement dated                      , 1999, we have agreed to sell to the
underwriters named below, for whom Credit Suisse First Boston Corporation, BancBoston Robertson Stephens Inc. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, the following respective number of shares of common stock:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
BancBoston Robertson Stephens Inc...........................
U.S. Bancorp Piper Jaffray Inc..............................
                                                              ---------
          Total.............................................  6,000,000
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 900,000 additional shares at the initial offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and the selling group members may allow a discount of $     per
share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.

     The following table summarizes the compensation and expenses we will pay.

                                      PER SHARE                           TOTAL
                           -------------------------------   -------------------------------
                              WITHOUT            WITH           WITHOUT            WITH
                           OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                           --------------   --------------   --------------   --------------
Underwriting discounts
  and commissions paid by
  us.....................       $                $                $                $
Expenses payable by us...       $                $                $                $

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We and our officers and directors and all of our stockholders have agreed that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock or publicly disclose the intention to make any such offer, sale, pledge disposition or filing without the prior written consent of Credit Suisse First Boston Corporation and, in some instances, Egreetings for a period of 180 days after the date of this prospectus, except, in our case, grants of employee stock options pursuant to our equity incentive plans; issuances pursuant to the exercise of those options or options outstanding on the date hereof; and shares, options or warrants issued or granted in connection with equipment lease financing arrangements, credit agreements or other commercial transactions or corporate strategic partner transactions approved by our board of directors.

     At our request, the underwriters have reserved up to 400,000 shares of common stock offered hereby for sale at the initial public offering price to our customers, consultants and others with whom we do business, existing stockholders and friends of Egreetings. As a result, the number of shares available for sale to the general public will be reduced to the extent that persons purchase these reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of common stock offered hereby.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in respect to those liabilities.

     We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "EGRT."

     Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiation between us and the representatives. The shares will be sold at a price determined by the pricing committee of our board of directors. The principal factors to be considered in determining the public offering price include the following:

     - the information set forth in this prospectus and otherwise available to the representatives;

     - market conditions for initial public offerings;

     - the history and the prospects for the industry in which we will compete;

     - the ability of our management;

     - our prospects for future earnings;

     - the present state of our development and our current financial condition;

     - the general condition of the securities markets at the time of this offering; and

     - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or recission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Cooley Godward LLP, San Francisco, California, will pass for us upon the validity of the shares of common stock offered in this prospectus. The underwriters have been represented by Wilson Sonsini Goodrich & Rosati, Palo Alto, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. As permitted by the rules and regulations of the Commission, this prospectus, which is a part of the registration statement, does not contain all of the information, exhibits, schedules and undertakings included in the registration statement. For further information pertaining to us and the common stock offered by this prospectus, reference is made to the registration statement and the attached exhibits and schedules. Although required material information has been presented in this prospectus, statements contained in this prospectus as to the contents or provisions of any contract or other document referred to in this prospectus may be summary in nature, and in each instance reference is made to the copy of this contract or other document filed as an exhibit to the registration statement, and each statement is qualified in all respects by this reference. A copy of the registration statement, including all exhibits and schedules thereto, may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from the Commission offices upon the payment of the fees prescribed by the Commission. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval system, including our registration statement and all exhibits and amendments to our registration statement, are publicly available without charge through the Commission's Web site at http://www.sec.gov.

     After this offering, we will have to provide the information and reports required by the Exchange Act and we will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Upon approval of the common stock for listing on Nasdaq, these reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                            EGREETINGS NETWORK, INC.

                              FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

                                    CONTENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Stockholders' Equity (Deficit)................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Egreetings Network, Inc.

     We have audited the accompanying balance sheets of Egreetings Network, Inc. as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Egreetings Network, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                                       /s/ ERNST
& YOUNG LLP
Walnut Creek, California
November 22, 1999

                            EGREETINGS NETWORK, INC.

                                 BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                      PRO FORMA
                                                                                    STOCKHOLDERS'
                                               DECEMBER 31,                            EQUITY
                                            -------------------    SEPTEMBER 30,    SEPTEMBER 30,
                                             1997        1998          1999             1999
                                            -------    --------    -------------    -------------
                                                                    (UNAUDITED)      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...............  $ 3,524    $    268      $  2,376
  Accounts receivable.....................       10         210           693
  Prepaid expenses and other current
    assets................................       22          41         1,530
                                            -------    --------      --------
         Total current assets.............    3,556         519         4,599
Furniture and equipment, net..............      367         845         6,834
Restricted cash deposit...................       --          --         2,000
Deferred content costs....................    1,259       1,566         6,920
Deposits and other assets.................       21          38           602
                                            -------    --------      --------
         Total assets.....................  $ 5,203    $  2,968      $ 20,955
                                            =======    ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
  (DEFICIT)
Current liabilities:
  Accounts payable and accrued expenses...  $   423    $  1,518      $  4,531
  Accrued compensation and related
    expenses..............................       48         205         1,191
  Accrued royalties (including $1, $134
    and $231, respectively, payable to a
    related party)........................        3         220           343
  Deferred revenue........................       --          86           465
  Current portion of equipment term
    loan..................................      325         374         1,880
  Notes payable to stockholders...........       22         954            --
                                            -------    --------      --------
         Total current liabilities........      821       3,357         8,410
Equipment term loan, less current
  portion.................................      197         586         3,590
Notes payable to stockholders.............       --         514            --
                                            -------    --------      --------
         Total liabilities................    1,018       4,457        12,000
Commitments
Stockholders' equity (deficit):
  Convertible preferred stock, $0.001 par
    value: 15,500,000 shares authorized;
    2,298,741 shares issued and
    outstanding in 1997; 2,523,546 in 1998
    and 6,332,420 in 1999 (none pro
    forma)................................    9,417      11,363        42,395
  Common stock, $0.001 par value;
    20,000,000 shares authorized in 1997
    and 1998 and 65,000,000 in 1999;
    3,466,000 shares issued and
    outstanding in 1997 and 1998;
    6,076,656 in 1999 and 18,741,496 (pro
    forma)................................       16         504         9,869         $ 52,264
  Deferred stock compensation.............       --        (287)       (2,853)          (2,853)
  Notes receivable from stockholders......       --          --        (5,360)          (5,360)
  Accumulated deficit.....................   (5,248)    (13,069)      (35,096)         (35,096)
                                            -------    --------      --------         --------
         Total stockholders' equity
           (deficit)......................    4,185      (1,489)        8,955         $  8,955
                                            -------    --------      --------         ========
         Total liabilities and
           stockholders' equity
           (deficit)......................  $ 5,203    $  2,968      $ 20,955
                                            =======    ========      ========

                            See accompanying notes.

                            EGREETINGS NETWORK, INC.

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             NINE MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,              SEPTEMBER 30,
                                    ----------------------------------   -------------------------
                                      1996        1997         1998         1998          1999
                                    ---------   ---------   ----------   -----------   -----------
                                                                                (UNAUDITED)
Revenues..........................    $   164     $   505      $   317      $   182     $   1,527
Costs and expenses:
  Cost of services(1).............        256         336          610          401         1,989
  Sales and marketing(2)..........        366         942        3,094        1,918         8,221
  Operations and development(3)...        552       1,422        2,628        1,631         7,081
  General and administrative(4)...        778         830        1,444        1,203         4,051
  Amortization of deferred content
     costs........................         --          --          138          126           754
  Amortization of deferred stock
     compensation.................         --          --          201          113         1,366
                                    ---------   ---------   ----------    ---------    ----------
  Total costs and expenses........      1,952       3,530        8,115        5,392        23,462
                                    ---------   ---------   ----------    ---------    ----------
Loss from operations..............     (1,788)     (3,025)      (7,798)      (5,210)      (21,935)
Interest income...................         11          --           42           39           182
Interest expense..................         (7)        (68)         (65)         (42)         (274)
                                    ---------   ---------   ----------    ---------    ----------
Net loss..........................    $(1,784)    $(3,093)     $(7,821)     $(5,213)     $(22,027)
                                    =========   =========   ==========    =========    ==========
Net loss per share:
  Basic and diluted...............    $ (1.14)    $ (1.00)     $ (2.26)     $ (1.50)     $  (6.12)
                                    =========   =========   ==========    =========    ==========
  Pro forma basic and diluted
     (unaudited)..................                             $ (0.94)                  $  (1.51)
                                                            ==========                 ==========
Shares used in calculation of net
  loss per share:
     Basic and diluted............      1,561       3,100        3,464        3,464         3,598
                                    =========   =========   ==========    =========    ==========
     Pro forma basic and diluted
       (unaudited)................                               8,324                     14,570
                                                            ==========                 ==========

---------------
(1) Excluding $138, $126 and $754 in amortization of deferred content costs for the year ended December 31, 1998 and the nine months ended September 30, 1998 and 1999, respectively, and excluding $20, $11 and $77 in amortization of deferred stock compensation for the year ended December 31, 1998 and the nine months ended September 30, 1998 and 1999, respectively.

(2) Excluding $40, $23 and $280 in amortization of deferred stock compensation for the year ended December 31, 1998 and the nine months ended September 30, 1998 and 1999, respectively.

(3) Excluding $111, $62 and $598 in amortization of deferred stock compensation for the year ended December 31, 1998 and the nine months ended September 30, 1998 and 1999, respectively.

(4) Excluding $30, $17 and $411 in amortization of deferred stock compensation for the year ended December 31, 1998 and the nine months ended September 30, 1998 and 1999, respectively.

                            See accompanying notes.

                            EGREETINGS NETWORK, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                CONVERTIBLE                                               NOTES                         TOTAL
                              PREFERRED STOCK         COMMON STOCK        DEFERRED      RECEIVABLE                  STOCKHOLDERS'
                            --------------------   ------------------      STOCK           FROM       ACCUMULATED      EQUITY
                              SHARES     AMOUNT     SHARES     AMOUNT   COMPENSATION   STOCKHOLDERS     DEFICIT       (DEFICIT)
                            ----------   -------   ---------   ------   ------------   ------------   -----------   -------------
Balances at December 31,
1995......................     520,000   $   416   3,220,000   $   5      $    --        $    --       $   (371)      $     50
  Issuance of common
    stock.................          --        --     246,000      11           --             --             --             11
  Issuance of Series B
    preferred stock.......     375,000       750          --      --           --             --             --            750
  Issuance of Series B
    preferred stock for
    conversion of notes
    payable...............      75,000       150          --      --           --             --             --            150
  Issuance of warrants in
    connection with debt
    financing.............          --         4          --      --           --             --             --              4
  Issuance of Series C
    preferred stock.......     341,753     1,367          --      --           --             --             --          1,367
  Net loss and
    comprehensive loss....          --        --          --      --           --             --         (1,784)        (1,784)
                            ----------   -------   ---------   ------     -------        -------       --------       --------
Balances at December 31,
  1996....................   1,311,753     2,687   3,466,000      16           --             --         (2,155)           548
  Issuance of Series C
    preferred stock.......     131,212       525          --      --           --             --             --            525
  Issuance of Series C
    preferred stock for
    conversion of notes
    payable...............     229,798       919          --      --           --             --             --            919
  Issuance of Series D
    preferred stock.......     625,978     4,000          --      --           --             --             --          4,000
  Issuance of warrants in
    connection with debt
    financing.............          --        27          --      --           --             --             --             27
  Valuation of preferred
    stock warrant in
    connection with
    content agreement.....          --     1,259          --      --           --             --             --          1,259
  Net loss and
    comprehensive loss....          --        --          --      --           --             --         (3,093)        (3,093)
                            ----------   -------   ---------   ------     -------        -------       --------       --------
Balances at December 31,
  1997....................   2,298,741     9,417   3,466,000      16           --             --         (5,248)         4,185
  Issuance of Series D
    preferred stock for
    conversion of notes
    payable...............     224,805     1,436          --      --           --             --             --          1,436
  Issuance of warrants in
    connection with debt
    financing.............          --        65          --      --           --             --             --             65
  Deferred stock
    compensation related
    to grant of stock
    options...............          --        --          --     488         (488)            --             --             --
  Amortization of deferred
    stock compensation....          --        --          --      --          201             --             --            201
  Valuation of preferred
    stock warrant in
    connection with
    content agreement.....          --       445          --      --           --             --             --            445
  Net loss and
    comprehensive loss....          --        --          --      --           --             --         (7,821)        (7,821)
                            ----------   -------   ---------   ------     -------        -------       --------       --------
Balances at December 31,
  1998....................   2,523,546    11,363   3,466,000     504         (287)            --        (13,069)        (1,489)
  Issuance of Series D
    preferred stock for
    conversion of notes
    payable (unaudited)...      82,381       514          --      --           --             --             --            514
  Issuance of Series F
    preferred stock, net
    of issuance costs
    (unaudited)...........   3,283,636    20,882          --      --           --             --             --         20,882
  Issuance of Series F
    preferred stock for
    conversion of notes
    payable (unaudited)...     442,857     3,100          --      --           --             --             --          3,100
  Issuance of common stock
    under stock option
    plan (unaudited)......          --        --   2,610,656   5,433           --         (5,360)            --             73
  Issuance of warrants in
    connection with debt
    financing
    (unaudited)...........          --       428          --      --           --             --             --            428
  Deferred stock
    compensation related
    to grant of stock
    options (unaudited)...          --        --          --   3,932       (3,932)            --             --             --
  Amortization of deferred
    stock compensation
    (unaudited)...........          --        --          --      --        1,366             --             --          1,366
  Valuation of preferred
    stock warrant in
    connection with
    content agreement
    (unaudited)...........          --     6,108          --      --           --             --             --          6,108
  Net loss and
    comprehensive loss
    (unaudited)...........          --        --          --      --           --             --        (22,027)       (22,027)
                            ----------   -------   ---------   ------     -------        -------       --------       --------
Balances at September 30,
  1999 (unaudited)........   6,332,420   $42,395   6,076,656   $9,869     $(2,853)       $(5,360)      $(35,096)      $  8,955
                            ==========   =======   =========   ======     =======        =======       ========       ========

                            See accompanying notes.

                            EGREETINGS NETWORK, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                              NINE MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                                            ---------------------------   -------------------------
                                                             1996      1997      1998        1998          1999
                                                            -------   -------   -------   -----------   -----------
                                                                                                 (UNAUDITED)
OPERATING ACTIVITIES
Net loss..................................................  $(1,784)  $(3,093)  $(7,821)    $(5,213)     $(22,027)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization...........................       70       158       308          83         1,436
  Amortization of deferred content costs..................       --        --       138         126           754
  Amortization of deferred stock compensation.............       --        --       201         113         1,366
  Other...................................................        4        68        19          --            46
  Changes in operating assets and liabilities:
    Accounts receivable...................................       --       (10)     (200)        (97)         (483)
    Prepaid expenses and other current assets.............       (7)      (16)      (19)          2        (1,289)
    Other assets..........................................       (7)      (13)      (17)        (16)       (2,136)
    Accounts payable and accrued liabilities..............      373        43     1,469       1,028         4,122
    Deferred revenue......................................       --        --        86          --           379
                                                            -------   -------   -------     -------      --------
Net cash used in operating activities.....................   (1,351)   (2,863)   (5,836)     (3,974)      (17,832)
                                                            -------   -------   -------     -------      --------
INVESTING ACTIVITIES
Purchases of furniture and equipment, net.................     (309)     (320)     (786)       (602)       (7,425)
                                                            -------   -------   -------     -------      --------
Net cash used in investing activities.....................     (309)     (320)     (786)       (602)       (7,425)
                                                            -------   -------   -------     -------      --------
FINANCING ACTIVITIES
Borrowings under equipment term loan......................       --       478       764          --         4,971
Payments on equipment term loan...........................       --        --      (282)       (151)         (461)
Advance on note receivable from stockholder...............       --        --        --          --          (200)
Borrowings on notes payable to stockholders...............      150       941     2,950       1,408         2,100
Payments on notes payable to stockholders.................       --        --       (22)        (22)           --
Issuance of common stock..................................       11        --        --          --            73
Other borrowings..........................................       --        44       (44)        (44)           --
Issuance of preferred stock, net..........................    2,117     4,525        --          --        20,882
                                                            -------   -------   -------     -------      --------
Net cash provided by financing activities.................    2,278     5,988     3,366       1,191        27,365
                                                            -------   -------   -------     -------      --------
Net increase (decrease) in cash and cash equivalents......      618     2,805    (3,256)     (3,385)        2,108
Cash and cash equivalents at beginning of period..........      101       719     3,524       3,524           268
                                                            -------   -------   -------     -------      --------
Cash and cash equivalents at end of period................  $   719   $ 3,524   $   268     $   139      $  2,376
                                                            =======   =======   =======     =======      ========
SUPPLEMENTAL DISCLOSURES
Cash paid for interest....................................  $    --   $    10   $    13     $    24      $    103
                                                            =======   =======   =======     =======      ========
Conversion of notes payable to stockholders to preferred
  stock...................................................  $   150   $   919   $ 1,436     $ 1,408      $  3,614
                                                            =======   =======   =======     =======      ========
Issuance of warrants in connection with debt financing....  $     4   $    27   $    65     $    --      $    428
                                                            =======   =======   =======     =======      ========
Issuance of common stock for notes receivable.............  $    --   $    --   $    --     $    --      $  5,360
                                                            =======   =======   =======     =======      ========
Valuation of preferred stock warrant in connection with
  content agreement.......................................  $    --   $ 1,259   $   445     $(1,153)     $  6,108
                                                            =======   =======   =======     =======      ========

                            See accompanying notes.

                            EGREETINGS NETWORK, INC.

                         NOTES TO FINANCIAL STATEMENTS
           (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

     Egreetings Network, Inc. (the "Company"), formerly The Virtual Mall (dba Greet Street), was incorporated in California in 1994. The Company offers consumers a solution for finding and sending appropriate greetings and gifts. The Company's Web site allows consumers to send personalized content-rich digital greetings and a wide variety of gifts. The Company operates in one business segment and generates revenue from corporate advertising and sponsorships, ecommerce and direct marketing.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INTERIM FINANCIAL INFORMATION

     The interim financial information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited, but includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of its financial position at such date and its results of operations and cash flows for such periods. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of results that may be expected for any future periods.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of highly liquid short-term investments with insignificant interest rate risk and original maturities from date of purchase of three months or less.

FURNITURE AND EQUIPMENT

     Furniture and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful life of the related asset, which currently averages three years. Leasehold improvements are amortized over the shorter of the estimated useful life or the life of the lease.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of risk include cash and cash equivalents and accounts receivable.

                            EGREETINGS NETWORK, INC.

           (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATIONS OF CREDIT RISK (CONTINUED)
     For the year ended December 31, 1998, one corporate advertising sponsor accounted for 11% of the Company's revenues. Three corporate sponsors accounted for 17%, 14% and 12% of accounts receivable at December 31, 1998. An inability to demonstrate an active and growing user base to advertisers and sponsors may result in a loss of advertisement and sponsorship agreements and a decline in advertisement and sponsorship revenues.

     A third party accounted for approximately 80% and 90% of the Company's revenues for the years ended December 31, 1996 and 1997, respectively. This relationship accounted for 100% of accounts receivable at December 31, 1997.

DEPENDENCE ON THIRD PARTIES

     A preferred stockholder provides a significant portion of the Company's digital greetings content pursuant to an agreement which the Company pays royalties. Under this agreement, the Company paid royalties of $1,000, $112,000 and $358,000 in 1997, 1998 and for the nine months ended September 30, 1999, respectively (none in 1996). Royalty obligations arise as digital greetings containing third-party content are sent by consumers. Royalty expenses are recorded with a charge to cost of services in the statement of operations in the period during which the related obligations arise. In addition, the Company relies on two other entities, one to provide a majority of support necessary to maintain the server and transmit data; the other party serves as a channel distribution partner. The inability of any of these parties to fulfill their obligations with the Company could negatively impact the Company's future results.

CHANNEL DISTRIBUTION COSTS

     The Company has contracted with several third party channel distribution partners whose internet Web sites direct internet traffic to the Egreetings Web site by a link from the distribution partners' Web site. The contracts typically range from 12 - 24 months. The Company charges the cost of these distribution services to sales and marketing expense over the life of the contracts.

REVENUE RECOGNITION

     Revenues consist primarily of advertising and sponsorship revenues and direct marketing revenues. The duration of banner advertising and sponsorship commitments typically range from one month to one year. The Company's advertisement obligations typically include guarantees of a minimum number of impressions, or times that an advertisement appears in pages viewed by consumers using the Company's Web site. The Company recognizes revenues on sale of banner advertisements as the impression is delivered or displayed. To the extent minimum guaranteed impressions are not met, revenue recognition is deferred until the remaining guaranteed impressions are delivered.

                            EGREETINGS NETWORK, INC.

           (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)
The Company recognizes revenues on the sale of sponsorship advertisements on a straight-line basis over the period in which the sponsor's message is displayed. Revenue from direct marketing activities is recognized based on the ratio of the number of emails actually sent to the guaranteed number of emails to be sent. In each case, revenues are recognized only if the Company has no remaining significant obligations and the collection of the receivable is probable.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Company accounts for employee stock option grants using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 and has adopted the disclosure-only alternative of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

ADVERTISING

     Advertising costs are expensed as incurred. Advertising expense was approximately $80,000, $134,000 and $478,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

INCOME TAXES

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

COMPREHENSIVE INCOME

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which established new standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. There is no difference in the Company's historical net losses as reported and the comprehensive net losses under the provisions of SFAS 130 for all periods presented. Accordingly, the adoption of SFAS 130 had no effect on the Company's reported results of operations.

NET LOSS PER SHARE

     Basic and diluted net loss per share information for all periods is presented under the requirement of SFAS No. 128, "Earnings per Share" ("SFAS 128"). Basic earnings per

                            EGREETINGS NETWORK, INC.

           (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET LOSS PER SHARE (CONTINUED)
share has been computed using the weighted-average number of common shares outstanding during the period, less shares subject to repurchase, and excludes any dilutive effects of stock options, warrants, and convertible securities. Potentially dilutive securities have been excluded from the computation of diluted net loss per share as their inclusion would be antidilutive.

     Pro forma net loss per share has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of preferred shares not included above that will automatically convert upon completion of the Company's initial offering, using the if-converted method.

     The calculation of historical and pro forma basic and diluted net loss per share is as follows (in thousands, expect share and per share amounts):

                                                                                         NINE MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,                SEPTEMBER 30,
                                            --------------------------------------   -------------------------
                                               1996          1997         1998          1998          1999
                                            -----------   ----------   -----------   -----------   -----------
                                                                                            (UNAUDITED)
Historical:
Net loss..................................  $    (1,784)  $   (3,093)  $    (7,821)  $   (5,213)   $   (22,027)
                                            ===========   ==========   ===========   ==========    ===========
  Weighted average shares of common stock
    outstanding...........................    3,380,000    3,466,000     3,466,000    3,466,000      4,447,823
  Less: weighted average shares of common
    stock that may be repurchased.........   (1,819,279)    (365,925)       (1,543)      (2,057)      (850,057)
                                            -----------   ----------   -----------   ----------    -----------
  Weighted average shares of common stock
    outstanding used in computing basic
    and diluted net loss per share........    1,560,721    3,100,075     3,464,457    3,463,943      3,597,766
                                            ===========   ==========   ===========   ==========    ===========
  Basic and diluted net loss per share....  $     (1.14)  $    (1.00)  $     (2.26)  $    (1.50)   $     (6.12)
                                            ===========   ==========   ===========   ==========    ===========
Pro forma (unaudited):
      Net loss............................                             $    (7,821)                $   (22,027)
                                                                       ===========                 ===========
  Weighted average shares used in
    computing basic and diluted net loss
    per share (from above)................                               3,464,457                   3,597,766
  Adjustment to reflect the effect of the
    assumed conversion of preferred stock
    to common stock from the date of
    issuance..............................                               4,859,755                  10,972,007
                                                                       -----------                 -----------
  Weighted average shares used in
    computing pro forma basic and diluted
    net loss per share....................                               8,324,212                  14,569,773
                                                                       ===========                 ===========
  Pro forma basic and diluted net loss per
    share.................................                             $     (0.94)                $     (1.51)
                                                                       ===========                 ===========

                            EGREETINGS NETWORK, INC.

           (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET LOSS PER SHARE (CONTINUED)
     If the Company had reported net income, the calculation of historical and pro forma diluted earnings per share would have included approximately an additional 223,000, 380,000, 424,000, 675,000, and 1,692,000 common equivalent shares related to the outstanding stock options and warrants not included above (determined using the treasury stock method) for the years ended December 31, 1996, 1997 and 1998, and for the nine months ended September 30, 1998 and 1999, respectively.

EFFECT OF NEW ACCOUNTING STANDARDS

     Financial Accounting Standards Board Statement No. 131 ("SFAS 131"), "Disclosure about Segments of an Enterprise and Related Information," establishes standards for the way public business enterprises report information in annual statements and interim financial reports regarding operating segments, products and services, geographic areas, and major customers. The Company adopted SFAS 131 in the year ended December 31, 1998, and operates in one business segment which is, providing digital greetings.

2. FURNITURE AND EQUIPMENT

     Furniture and equipment consist of the following (in thousands):

                                                               DECEMBER 31,
                                                              --------------
                                                              1997     1998
                                                              -----   ------
Furniture and fixtures......................................  $  49   $   98
Computer equipment and purchased software...................    502    1,220
Leasehold improvements......................................     14       34
                                                              -----   ------
                                                                565    1,352
Less accumulated depreciation and amortization..............   (198)    (507)
                                                              -----   ------
                                                              $ 367   $  845
                                                              =====   ======

3. COMMITMENTS

     The Company leases its office facilities and certain office equipment under noncancelable lease agreements which require the Company to pay operating costs, including property taxes, normal maintenance and insurance. Rent expense amounted to approximately $35,000, $98,000, and $216,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

                            EGREETINGS NETWORK, INC.

           (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

3. COMMITMENTS (CONTINUED)
     Future minimum payments under the Company's operating leases as of December 31, 1998 are as follows (in thousands):


1999....................................................  $421
2000....................................................    60
2001....................................................     3
                                                          ----
  Total minimum lease payments..........................  $484
                                                          ====

     In April 1999, the Company entered into a long-term noncancelable lease on an office building which expires August 2009. Future minimum payments under the terms of the agreement are $722,000, $2,166,000, $2,166,000, $2,166,000, and
$2,166,000 for the years ended December 31, 1999, 2000, 2001, 2002, and 2003, respectively. Also under the terms of the agreement, the Company is required to provide a $2,000,000 letter of credit supporting the minimum lease payments. The letter of credit is fully collateralized with a compensating cash balance at the issuing bank.

4. DEBT

     The Company has two equipment term loans. The loans bear interest at the prime rate plus 1% and the prime rate plus 2%, respectively and mature in June 2000 and March 2002, respectively. Principal and interest are payable monthly. At December 31, 1998, the outstanding loan balance was $210,000 and $750,000, respectively. In February 1999, the Company received an additional $500,000 to its equipment term loans. These loans are secured by the equipment purchased under the loan agreement and a general lien against the Company's assets and require the Company to comply with certain financial covenants. At September 30, 1999, the Company was in violation of certain financial covenants and has obtained a waiver for these covenant violations through September 30, 1999. Future payments are as follows at December 31, 1998 (in thousands):

1999...................................................  $  441
2000...................................................     358
2001...................................................     265
2002...................................................      21
                                                         ------
  Total payments.......................................   1,085
  Less amount representing interest....................    (125)
                                                         ------
  Total principal payments.............................     960
  Less current portion.................................    (374)
                                                         ------
                                                         $  586
                                                         ======

     In August 1999, the Company entered into an equipment financing agreement with two leasing companies and a financial institution which provides for borrowings of up to $10.0 million, of which approximately $5.4 million is available for use as of September 30, 1999. Amounts due bear interest at the applicable three-year treasury note rate plus 2.75%

                            EGREETINGS NETWORK, INC.

           (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

4. DEBT (CONTINUED)
per annum and are payable monthly over a 36 month period from the date of each advance. An additional interest payment of 10% of the total amount drawn-down on the facility is due upon extinguishment of the debt. Advances under the facility are available through July 31, 2000. Borrowings are secured by the equipment purchased under the financing agreement. In connection with the financing, the Company granted warrants to purchase 60,000 shares of the Company's Series F preferred stock at an exercise price of $9.00 per share. The Company has recorded the value of the warrant using the Black-Scholes option pricing model and will record a charge to operations on a monthly basis over the term of the financing agreement.

NOTE PAYABLE TO STOCKHOLDER

     In October 1998, the Company entered into a convertible promissory note with a preferred stockholder under which it borrowed approximately $514,000. The note bears interest at 5.6%, compounded semi-annually. In March 1999, principal and accrued interest were converted into 82,381 shares of Series D preferred stock at $6.39 per share.

5. INCOME TAXES

     There has been no provision for United States federal or state or foreign income taxes for any period as the Company has incurred operating losses for all periods and in all jurisdictions.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows (in thousands):

                                                         DECEMBER 31,
                                                       -----------------
                                                        1997      1998
                                                       -------   -------
Deferred tax assets:
  Net operating loss carryforwards...................  $ 1,898   $ 4,710
  Other..............................................       17        80
                                                       -------   -------
Total deferred tax assets............................    1,915     4,790
Valuation allowance..................................   (1,915)   (4,790)
                                                       -------   -------
Net deferred tax assets..............................  $    --   $    --
                                                       =======   =======

     Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $1,215,000 and $2,875,000 during the years ended December 31, 1997 and 1998, respectively.

     As of December 31, 1998, the Company had net operating loss carryforwards for federal income tax purposes of approximately $11,776,000, which expire in the years 2010

                            EGREETINGS NETWORK, INC.

           (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

5. INCOME TAXES (CONTINUED)
through 2018. The Company also had net operating loss carryforwards for state income tax purposes of approximately $11,775,000 expiring in 2003. Utilization of the Company's net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. Such an annual limitation could result in the expiration of the net operating losses before utilization.

6. STOCKHOLDERS' EQUITY

COMMON STOCK

     In May 1999, the Company completed a three-for-one stock split of issued and outstanding shares of common stock. In November 1999, the Company completed a two-for-three reverse stock split of issued and outstanding shares of common stock. All common share prices, conversion rates and other amounts associated with rights, preferences and privileges in the accompanying financial statements have been retroactively adjusted to reflect the effect of these stock splits.

CONVERTIBLE PREFERRED STOCK

     Convertible preferred stock is as follows by series:

                                          SHARES ISSUED AND OUTSTANDING
                                     ----------------------------------------
                                          DECEMBER 31,                           AGGREGATE LIQUIDATION
                       DESIGNATED    ----------------------    SEPTEMBER 30,         PREFERENCE AT
       SERIES            SHARES        1997         1998            1999           DECEMBER 31, 1998
       ------          ----------    ---------    ---------    --------------    ---------------------
                                                                (UNAUDITED)
A....................     520,000      520,000      520,000         520,000           $  416,000
B....................     457,500      450,000      450,000         450,000              900,000
C....................     808,257      702,763      702,763         702,763            2,811,000
D....................     933,200      625,978      850,783         933,164            5,437,000
E....................   1,500,000           --           --              --                   --
F....................   3,800,000           --           --       3,726,493                   --
                       ----------    ---------    ---------      ----------           ----------
                        8,018,957    2,298,741    2,523,546       6,332,420           $9,564,000
                       ==========    =========    =========      ==========           ==========

     Each share of preferred stock is convertible at any time, at the option of the holder, into two shares of the Company's common stock, subject to anti-dilution provisions. Each share of preferred stock will automatically convert into two shares of common stock upon the earlier of the completion of an initial public offering of the Company's common stock with proceeds to the Company of at least $7,500,000 for Series A through E and $15,000,000 for Series F at a per share price of $2.50, $5.00, $6.00 and $15.00 for Series A, B, C and F, respectively, or the date on which the number of shares of Series A, B, C, D, E or F preferred stock outstanding is less than 50% of the greatest number of Series A, B, C, D, E or F, respectively, that has been outstanding at any time on a series-by-series basis. The holders of Series A through D and F preferred stock are entitled to

                            EGREETINGS NETWORK, INC.

           (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

6. STOCKHOLDERS' EQUITY (CONTINUED)

CONVERTIBLE PREFERRED STOCK (CONTINUED)
the number of votes equal to the number of shares of common stock into which their preferred stock is convertible. The holders of Series E do not have voting rights.

     The holders of preferred stock, in preference to the holders of any other capital stock of the Company, are entitled to receive non-cumulative dividends, when and if the Board of Directors declares and pays a dividend on shares of common stock, in such amount pro rata, on an as-converted basis. No dividends had been declared as of December 31, 1998.

     In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series A, Series B, Series C, Series D, and Series F preferred stock have a liquidation preference of $0.80, $2.00, $4.00, $6.39, and $7.00 per share, respectively, over the holders of common stock plus any declared but unpaid dividends. The holders of Series E preferred stock, as of December 31, 1998, have a liquidation preference of $6.43 per share over the holders of common stock plus any declared but unpaid dividends. The liquidation preference adjusts to the lesser of i) $6.43 per share or ii) the exercise price of the Gibson Series E warrant. To the extent that additional funds are available after distribution to the holders of Series A through D preferred stock and common stock, the holders of Series A, Series B and Series C preferred stock will receive additional distributions not to exceed $1.00, $2.52 and $5.00 per share, respectively, along with the holders of common stock.

BRIDGE FINANCINGS

     In October and November 1996, the Company issued notes payable with an aggregate principal amount of $919,000 and interest rates ranging from 8.5% to 10.75% per annum, together with warrants to purchase 41,910 shares of Series C preferred stock. The principal amount of these notes was converted into 229,798 shares of Series C preferred stock in October 1997.

     Between November 1998 and January 1999, the Company issued subordinated notes for an aggregate amount of $2,100,000 and an interest rate of 8.0% per annum, together with warrants to purchase 67,139 shares of Series F preferred stock. The principal amount of these notes was converted into 300,000 shares of Series F preferred stock in March 1999.

     In February and March 1999, the Company issued short-term notes payable with an aggregate principal amount of $1,000,000 and interest rates ranging from 4.6% to 8.0% per annum. The principal amount of these notes was converted into 142,857 shares of Series F preferred stock in March 1999.

                            EGREETINGS NETWORK, INC.

           (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

6. STOCKHOLDERS' EQUITY (CONTINUED)
WARRANTS

     The Company had the following warrants to purchase shares of stock outstanding at December 31, 1998:

                         EXERCISE
NUMBER OF   PREFERRED    PRICE PER      EXPIRATION OF
 SHARES       STOCK        SHARE          WARRANTS
---------   ----------   ---------   -------------------
    7,503    Series B      $2.00     March 2003
   41,910    Series C       4.00     April - August 2007
  946,925    Series E       9.60     June 2000
   31,746    Series F       6.30     November 2005
---------
1,028,084
=========

     In connection with the sale of the Series D preferred stock and a content provider and distribution agreement ("Content Agreement") which expires in December 2002, the Company granted the purchaser of these shares the right to purchase 946,925 shares of Series E preferred stock at a price of $9.60 per share in December 1997. This right originally expired in September 1998, but in September 1998, the warrant expiration date was amended to expire upon the earlier of June 5, 2000 or the completion of an initial public offering of the Company's common stock with proceeds to the Company of at least $7,500,000; provided, however, that if the Company's initial public offering has not occurred by January 5, 2000, the right expires as to one-half of the shares subject to this warrant if the warrant has not been exercised by that date. The number of shares subject to this warrant was increased in March 1999 pursuant to certain anti-dilution provisions that were triggered by the Company's sale of its Series F preferred stock. As a result, as of September 30, 1999, the warrant was exercisable for 1,470,000 shares of Series E preferred stock at an exercise price per share equal to the lesser of (i) $6.18 per share and (ii) the price per share to the public in an initial public offering.

     Exercise of this warrant was contingent on the preferred stockholder not being in material violation of the Content Agreement and therefore was accounted for as a variable warrant. The warrant was valued by management using a model based on the Black-Scholes model at each quarter end with the fair value recorded as deferred content costs in the accompanying balance sheets. The assumptions used to compute the value of the warrant at each measurement date under Black-Scholes were as follows: expected volatility, 0.7; expected dividend yield, 0%; risk-free interest rate, 4.34% to 5.38%; expected life, amount of time between measurement date and expiration of warrant; and exercise price and stock price, consistent with information at each relevant date. On September 30, 1999, in connection with the execution of the first amendment to the Content Agreement, the warrant became non-forfeitable, fully exercisable and fully vested and was no longer linked to performance under the Content Agreement. The warrant value at September 30, 1999 was $7,812,000. The Company's sale of Series G preferred stock in October 1999 triggered certain anti-dilution provisions such that the warrant entitled the holder to

                            EGREETINGS NETWORK, INC.

           (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

6. STOCKHOLDERS' EQUITY (CONTINUED)

WARRANTS (CONTINUED)
purchase an additional 193,333 shares for a total of 1,663,333 shares of Series E preferred stock. The price-protection features reduced the price per share from $6.18 to $5.46 per share. The Company performed a final valuation of Black-Scholes at that date, resulting in a value of $9,449,000 which will be amortized over the remaining period of the Content Agreement. Realization of the deferred content costs is subject to the Company generating adequate revenues and other benefits as a result of the arrangement. Should the benefits under the Content Agreement not accrue to the Company, the carrying value of the asset may be impaired and the Company would be required to write down the asset value to its net realizable value at that time. The Company will evaluate the realizability of this asset at each reporting date in the future.

STOCK OPTIONS


     The Company's 1996 Stock Option Plan provides for the issuance of 6,456,109 shares of common stock to employees, officers, directors and consultants and is limited to 17.5% of fully diluted common stock equivalents as defined. Options granted under the plan may be incentive stock options ("ISOs") or non-statutory stock options ("NSOs") to employees, officers, directors and consultants. The ISOs may be granted at a price per share not less than the fair market value at the date of grant. The NSOs may be granted at a price per share not less than 85% of the fair market value at the date of grant. If at any time the Company grants an option and the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price shall be at least 110% of the fair value at that date. Options granted are exercisable over a maximum term of ten years from the date of grant and generally vest over a period of four years.

                            EGREETINGS NETWORK, INC.

           (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

6. STOCKHOLDERS' EQUITY (CONTINUED)

STOCK OPTIONS (CONTINUED)
     A summary of the Company's stock option activity is as follows:

                                                           OPTIONS OUTSTANDING
                                                    ---------------------------------
                                                                         WEIGHTED-
                                                                          AVERAGE
                                                                       EXERCISE PRICE
                                                    NUMBER OF SHARES     PER SHARE
                                                    ----------------   --------------
Outstanding at December 31, 1995..................        415,000          $0.05
Options granted...................................        199,000           0.11
  Options canceled................................         (4,000)          0.11
                                                       ----------          -----
Outstanding at December 31, 1996..................        610,000           0.06
  Options granted.................................        117,000           0.23
  Options canceled................................        (75,071)          0.11
                                                       ----------          -----
Outstanding at December 31, 1997..................        651,929           0.09
  Options granted.................................        493,500           0.83
  Options canceled................................       (112,928)          0.03
                                                       ----------          -----
Outstanding at December 31, 1998..................      1,032,501           0.05
  Options granted (unaudited).....................      4,594,309           2.07
  Options exercised (unaudited)...................     (2,610,656)          2.09
  Options canceled (unaudited)....................       (699,039)          1.38
                                                       ----------          -----
Outstanding at September 30, 1999 (unaudited).....      2,317,115          $1.52
                                                       ==========          =====
Exercisable at December 31, 1998..................        426,056          $0.11
                                                       ==========          =====
Exercisable at September 30, 1999 (unaudited).....        524,518          $0.36
                                                       ==========          =====

                            OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
              -----------------------------------------------   ----------------------------
                                             WEIGHTED-AVERAGE
                          WEIGHTED-AVERAGE      REMAINING                   WEIGHTED-AVERAGE
 EXERCISE      NUMBER      EXERCISE PRICE    CONTRACTUAL LIFE    NUMBER      EXERCISE PRICE
PRICE RANGE   OF SHARES      PER SHARE           (YEARS)        OF SHARES      PER SHARE
-----------   ---------   ----------------   ----------------   ---------   ----------------
$0.05-0.33      581,763        $0.09               8.1           406,788         $0.08
 0.63-0.93      410,238         0.80               9.5            19,268          0.68
 1.25-1.55       40,500         1.26               9.8                --            --
              ---------                                          -------
              1,032,501                                          426,056
              =========                                          =======

     In June 1999, an officer of the Company exercised an option to purchase 2,267,563 shares of restricted common stock at an exercise price of $2.10 per share. 1,936,877 shares are subject to repurchase at September 30, 1999 at $2.10 per share in the event of termination. The repurchase right lapses upon vesting. These shares were purchased with a $4.8 million promissory note payable to the Company. This full recourse note bears interest at 5.37% per annum, with principal and interest due February 2003.

                            EGREETINGS NETWORK, INC.

           (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

6. STOCKHOLDERS' EQUITY (CONTINUED)

STOCK OPTIONS (CONTINUED)
     In July 1999, another officer of the Company exercised an option to purchase 200,000 shares of restricted common stock at an exercise price of $2.78 per share. All unvested shares are subject to repurchase at September 30, 1999 at $2.78 per share in the event of termination. The repurchase right lapses upon vesting. These shares were purchased with a $555,000 promissory note payable to the Company. This full recourse note bears interest at 6.0% per annum, with principal and interest due July 2004.

DEFERRED STOCK COMPENSATION

     The Company recorded deferred stock compensation of $488,000 and $3,932,000 during the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively, representing the difference between the exercise price and the deemed fair value for financial accounting purposes of certain of the Company's stock options granted to employees. In the absence of a public market for the Company's common stock, the deemed fair value of the Company's common stock was based on the price per share of recent preferred stock financings, less a discount to give effect to the superior rights of the preferred stock. These amounts are being amortized by charges to operations over the vesting periods of the individual stock options using a graded vesting method. Such amortization amounted to $201,000 and $1,366,000 for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively.

PRO FORMA DISCLOSURES OF THE EFFECT OF STOCK-BASED COMPENSATION

     Pro forma information regarding results of operations and net loss per share is required by SFAS 123, which also requires that the information be determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using the minimum value method with the following weighted average assumptions: a risk-free interest rate of 5.5% for the years ended December 31, 1996, 1997 and 1998, no dividend yield or volatility factors with respect to the expected market price of the Company's common stock, and a weighted average expected life of the options of 4.5 years.

     The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     Had compensation cost for the Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under the plan calculated

                            EGREETINGS NETWORK, INC.

           (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

6. STOCKHOLDERS' EQUITY (CONTINUED)

PRO FORMA DISCLOSURES OF THE EFFECT OF STOCK-BASED COMPENSATION (CONTINUED) using the minimal value method of SFAS 123, the Company's net loss and pro forma basic and diluted net loss per share would have been increased to the pro forma amounts indicated below:

                                                        YEARS ENDED DECEMBER 31,
                                                       ---------------------------
                                                        1996      1997      1998
                                                       -------   -------   -------
Pro forma net loss (in thousands)....................  $(1,786)  $(3,096)  $(7,833)
                                                       =======   =======   =======
Pro forma basic and diluted net loss per share.......  $ (1.14)  $ (1.00)  $ (2.26)
                                                       =======   =======   =======

     The weighted-average fair value of options granted, which is the value assigned to the options under SFAS 123, was $0.02, $0.05, and $0.18 for options granted during the years ended December 31, 1996, 1997, and 1998, respectively.

     The pro forma impact of options on the net loss is not representative of the effects on net income (loss) for future years, as future years will include the effects of additional years of stock option grants.

SHARES RESERVED FOR FUTURE ISSUANCE

     At December 31, 1998, the Company has reserved shares of capital stock for future issuance as follows:

                                                             COMMON     PREFERRED
                                                           ----------   ---------
Convertible preferred stock, including effect of
  preferred stock warrants...............................   7,103,260          --
Stock options outstanding................................   1,032,501          --
Stock options available for grant........................   5,417,608          --
Warrants to purchase preferred stock.....................          --   1,028,084
                                                           ----------   ---------
                                                           13,553,369   1,028,084
                                                           ==========   =========

7. RETIREMENT PLAN

     The Company has a defined contribution plan for all full-time employees which qualifies under Section 401(k) of the Internal Revenue Code. Under the terms of the plan, employees may contribute up to 15%, subject to Internal Revenue Service limitations, of their annual compensation. The plan provides for discretionary employer contributions. As of December 31, 1998, there have been no employer contributions to the plan.

                            EGREETINGS NETWORK, INC.

           (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

8. SUBSEQUENT EVENTS

PROPOSED PUBLIC OFFERING OF COMMON STOCK

     In September 1999, the Board of Directors authorized the Company to proceed with an initial public offering of its common stock. If the offering is consummated as presently anticipated, each share of outstanding preferred stock will automatically convert into three shares of common stock. The unaudited pro forma stockholders' equity at September 30, 1999 gives effect to the conversion of all outstanding shares of convertible preferred stock at that date into 12,664,840 shares of common stock upon the completion of the offering.

REINCORPORATION

     In connection with the Company's reincorporation in the State of Delaware, the Board of Directors authorized and the stockholders approved an increase in the number of authorized shares of common stock to 75,000,000 and a decrease in the number of authorized shares of preferred stock to 5,000,000 shares.

1999 EQUITY INCENTIVE PLAN

     In September 1999, the Company's Board of Directors adopted, and in November 1999 the stockholders approved, the 1999 Equity Incentive Plan. There are 2,000,000 shares of common stock authorized for issuance under the plan.

1999 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

     In September 1999, the Company's Board of Directors adopted, and in November 1999 the stockholders approved, the 1999 Non-Employee Directors' Stock Option Plan and reserved an aggregate of 500,000 shares of common stock for grants of stock options under such plan.

1999 EMPLOYEE STOCK PURCHASE PLAN

     In September 1999, the Company's Board of Directors adopted, and in November 1999 the stockholders approved, the 1999 Employee Stock Purchase Plan . The Company has reserved a total of 666,667 shares of common stock for issuance under this plan. Beginning with the date of the Company's initial public offering of its common stock, eligible employees may purchase common stock at 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable six-month offering period or the fair market value of the Company's common stock at the date of purchase.

SERIES G PREFERRED STOCK

     In October 1999, the Company entered into a stock purchase agreement pursuant to which it issued to investors an aggregate of 5,846,546 shares of Series G convertible preferred stock for gross proceeds to the Company of approximately $23,600,000.

                            EGREETINGS NETWORK, INC.

           (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS
                ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

8. SUBSEQUENT EVENTS (CONTINUED)
     In November 1999, the Company entered into an agreement with the National Broadcasting Company ("NBC") to sell 3,712,871 shares of Series G preferred stock at $4.04 per share, for an aggregate purchase price of approximately $15.0 million. Consideration was paid to the Company in the form of approximately $7.5 million in cash and $7.5 million in advertising rights. Approximately $1.0 million of placement agent, legal and other fees related to the consummation of the NBC agreement are expected to be offset against the related preferred stockholders' equity. Advertising will be provided to the Company on the NBC Television Network pursuant to a two-year advertising agreement with NBC. As the advertisements air, the Company's $7.5 million of prepaid advertising will be charged to operations at amounts equal to NBC's market rates for such advertising airtime, less a 15% discount. In conjunction with NBC's preferred stock purchase, in November 1999, the Company also entered into a two-year content licensing agreement with NBC pursuant to which the Company has the right to create and distribute digital greetings for a minimum of five NBC television programs for each six-month television season, which amount may be increased, at NBC's option, to a maximum of 30 NBC television programs for each season. The consideration for this content agreement, in addition to the promotion by the Company of digital greetings containing NBC content, is equal to the difference in NBC's per share cost of the Series G preferred stock from the deemed fair market value of the Company's common shares as of the date of the preferred stock purchase by NBC. This equates to a value of approximately $4.8 million which has been recorded as deferred content costs with an offset to preferred stockholders' equity. The deferred content costs will be amortized over the two-year life of the related content agreement.

[Rendering of several individuals using the Egreetings network that depicts how the use of Egreetings can multiply.]

HOW MULTIPLE GREETINGS GROW OUT OF ONE

     At Egreetings.com, you can choose from thousands of heartfelt greetings. Plus they're so simple to send that every friend you send one to can easily reply or pass another greeting along. You can start a whole chain of happiness, love and fun. And it all starts at Egreetings.com.

                   [Text box listing various gifts to send.]

                             [Egreetings.com Logo]

                              SAY MORE. GIVE MORE.

                                      LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

Securities and Exchange Commission registration fee........  $   20,850
NASD filing fee............................................       8,000
Nasdaq National Market filing fee..........................      95,000
Accounting fees and expenses...............................     350,000
Legal fees and expenses....................................     650,000
Printing and engraving expenses............................     200,000
Blue sky fees and expenses.................................       5,000
Transfer agent and registrar fees and expenses.............      15,000
Miscellaneous..............................................     156,150
                                                             ----------
          Total............................................  $1,500,000
                                                             ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of Delaware General Corporation Law provides for the indemnification of directors and officers. Our amended and restated certificate of incorporation contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:

     - any breach of the director's duty of loyalty

     - acts or omissions which involve a lack of good faith, intentional misconduct or a knowing violation of the law

     - any transaction from which the director derives an improper personal benefit

     - payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law

     These provisions do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

     Our bylaws require us to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware law. We may limit the extent of such indemnification by individual contracts with our directors and executive officers. Further, we may decline to indemnify any director or executive officer in connection with any proceeding initiated by such person or any proceeding by such person against Egreetings or its directors, officers, employees or other agents, unless such indemnification is expressly required to be made by law or the proceeding was authorized by our board of directors.

     We intend to enter into indemnity agreements with each of our current directors and certain of our executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of Egreetings for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

     We have the power to indemnify our other officers, employees and other agents, as permitted by Delaware law, but we are not required to do so.

     Egreetings plans to obtain directors' and officers' liability insurance.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following table sets forth information regarding all securities sold by the Registrant since October 1, 1996;

     1. In December 1996, we issued and sold 341,753 shares of Series C preferred stock, each of which will convert into two shares of common stock upon completion of this offering, at $4.00 per share to six accredited investors, 245,750 of which were sold to three of our executive officers and/or directors (and related entities).

     2. In October 1997, we issued and sold 131,212 shares of Series C preferred stock, each of which will convert into two shares of common stock upon completion of this offering, to one accredited investor at $4.00 per share, none of which were sold to our executive officers and/or directors (and related entities).

     3. In October 1997, we issued an aggregate of 229,798 shares of Series C preferred stock, each of which will convert into two shares of common stock upon completion of this offering, to five accredited investors in connection with the conversion of convertible promissory notes having an aggregate principal amount of approximately $919,000 that were issued from October 1996 to November 1996. 78,340 of these shares were issued to two of our executive officers and/or directors (and related entities).

     4. In December 1997, we issued and sold 625,978 shares of Series D preferred stock, each of which will convert into two shares of common stock upon completion of this offering, to one accredited investor at $6.39 per share, 625,978 of which were sold to one of our executive officers and/or directors (and related entities).

     5. In December 1997, we issued a warrant to purchase 946,925 shares of Series E preferred stock, each of which will convert into two shares of common stock upon the completion of this offering, to one accredited investor at an exercise price of $9.60 per share, 946,925 of which were issued to one of our executive officers and/or directors (and related entities). In March 1999 and April 1999, the number of shares of Series E preferred stock issuable pursuant to this warrant was increased to an aggregate of 1,470,000 shares as an anti-dilution adjustment in connection with the sale of our Series F preferred stock. In October 1999, the number of shares of Series E preferred stock issuable pursuant to this warrant was increased to 1,663,333 shares as an anti-dilution adjustment in connection with the sale of our Series G preferred stock. There was no additional consideration paid in connection with these adjustments, and there was no adjustment to the aggregate exercise price of the warrant.

     6. In July 1998 and April 1999, we issued 224,805 and 82,381 shares of Series D preferred stock, respectively, each share of which will convert into two shares of common stock upon completion of this offering, to one accredited investor in connection with the conversion of a convertible promissory note having a principal amount of $1.95 million that was issued in December 1997. 307,186 of these shares were issued to one of our executive officers and/or directors (and related entities).

      7. In March 1999, we issued and sold 2,574,785 shares of Series F preferred stock, each of which will convert into two shares of common stock upon completion of this offering, to eight accredited investors at $7.00 per share, of which 1,039,286 shares were sold to three of our executive officers and/or directors (and related entities).

      8. In March 1999, we issued 300,000 shares of Series F preferred stock, each of which will convert into two shares of common stock upon completion of this offering, to three accredited investors in connection with the conversion of convertible promissory notes having a principal amount of $2.1 million that were issued from November 1998 to January 1999. 285,714 of these shares were issued to three of our executive officers and/or directors (and related entities).

      9. In April 1999, we issued 708,851 shares of Series F preferred stock, each of which will convert into two shares of common stock, to three accredited investors at $7.00 per share, 441,144 of which were sold to one of our executive officer and/or directors (and related entities).

     10. In April 1999, we issued 142,857 shares of Series F preferred stock, each of which will convert into two shares of common stock upon completion of this offering, to one accredited investor in connection with the conversion of convertible promissory notes having an aggregate principal amount of $1.0 million that were issued from November 1998 to January 1999. 142,857 of these shares were issued to one of our executive officers and/or directors (and related entities).

     11. In October 1999, we issued and sold an aggregate of 5,846,546 shares of Series G preferred stock, each of which will convert into two-thirds of one share of common stock upon completion of this offering, to 17 accredited investors at $4.04 per share, 2,330,562 of which were sold to five of our executive officers and/or directors (and related entities).

     12. In November 1999, we issued and sold 3,712,871 shares of Series G preferred stock, each of which will convert into two-thirds of one share of common stock upon completion of this offering, to one accredited investor at $4.04 per share, none of which were sold to our executive officers and/or directors (and related entities).

     13. Between October 1, 1996 and October 1, 1999, we granted options to purchase an aggregate of 5,277,808 shares of common stock at exercise prices ranging from $.11 to $9.75 per share with a weighted average exercise price of $1.91 per share.

     The sales and issuances of common stock made pursuant to the exercise of stock options granted under the 1996 Stock Option Plan to our officers, directors, employees and consultants as described in paragraph (13) above were made in reliance on Rule 701 promulgated under the Securities Act.

     The sales and issuances of securities in the transactions described in paragraphs (1) through (12) above were made in reliance on Rule 506 of Regulation D promulgated under the Securities Act. These sales and issuances were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to the Registrant that the shares were being acquired for investment.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following exhibits are filed herewith:


EXHIBIT
NUMBER                            EXHIBIT TITLE
-------                           -------------
  1.01+    Form of Underwriting Agreement.
  3.01+    Amended and Restated Certificate of Incorporation.
  3.02+    Bylaws.
  3.03+    Form of Amended and Restated Certificate of Incorporation to
           be in effect upon Egreetings' reincorporation in Delaware.
  4.01+    Reference is made to Exhibits 3.01 to 3.03
  4.02+    Form of Specimen Stock Certificate.
  4.03+    Fifth Amended and Restated Investors' Rights Agreement dated
           November 19, 1999.
  5.01+    Opinion of Cooley Godward LLP.
 10.01+    Form of Indemnity Agreement.
 10.02+    1999 Equity Incentive Plan.
 10.03+    Form of Grant Notice and Stock Option Agreement under the
           1999 Equity Incentive Plan.
 10.04+    1999 Non-Employee Directors' Stock Option Plan.
 10.05+    Form of Nonstatutory Stock Option Agreement under the 1999
           Non-Employee Directors' Stock Option Plan.
 10.06+    1999 Employee Stock Purchase Plan.
 10.07+    Form of 1999 Employee Stock Purchase Plan Offering.
 10.08+    Office Lease between South Beach Development Company and
           Egreetings dated October 1999.
 10.09+    Lease between Jonathan Parker, Thomas M. Monahan, Harold
           Parker Properties, L.P., Harold A. Parker, Trustee, Gertrud
           V. Parker, Trustee of the Harold A. Parker Company Trust and
           Egreetings dated August 1999.
10.10**    Content Provider and Distribution Agreement between
           Egreetings and Gibson Greetings, Inc., as amended on
           September 30, 1999.
10.11**    Agreement between Hotmail Corporation and Egreetings, as
           amended through August 1998.
 10.12+    Employment Agreement between Gordon M. Tucker and Egreetings dated February 12, 1999 and Promissory Note and Pledge
           Agreement between Gordon M. Tucker and Egreetings dated June
           18, 1999.
 10.13+    Early Exercise Stock Purchase Agreement, Promissory Note and
           Pledge Agreement between Andrew J. Moley and Egreetings
           dated July 30, 1999.

EXHIBIT
NUMBER                            EXHIBIT TITLE
-------                           -------------
 10.14+    1996 Stock Option Plan, as amended.
 10.15+    1999 Egreetings Network Incentive Bonus Plan
 23.01+    Consent of Cooley Godward LLP (included in Exhibit 5.01).
 23.02     Consent of Ernst & Young LLP, independent auditors.
 24.01+    Power of Attorney. Reference is made to page II-6.
 27.01+    Financial Data Schedules.
 99.1      Consent of Jupiter Communications.
 99.2+     Consent of International Data Corporation.


-------------------------
 + Previously filed.

** Confidential treatment has been requested for portions of this document. The information omitted pursuant to such confidential treatment request has been filed separately with the Securities and Exchange Commission.

     (b) No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and County of San Francisco, State of California, on the 14th day of December, 1999.


                                          Egreetings Network, Inc.

                                          By:     /s/ ANDREW J. MOLEY
                                          --------------------------------------
                                                     Andrew J. Moley
                                                 Chief Financial Officer


         SIGNATURES                        TITLE                    DATE
         ----------                        -----                    ----
*                                Chief Executive Officer,     December 14, 1999
-----------------------------   Principal Executive Officer
Gordon M. Tucker                       and Director

     /s/ ANDREW J. MOLEY         Senior Vice President and    December 14, 1999
-----------------------------    Chief Financial Officer,
       Andrew J. Moley          Principal Financial Officer
                                 and Principal Accounting
                                          Officer

*                                        Director             December 14, 1999
-----------------------------
Stewart Alsop

*                                        Director             December 14, 1999
-----------------------------
Charles A. Holloway

*                                        Director             December 14, 1999
-----------------------------
Brendon S. Kim

*                                        Director             December 14, 1999
-----------------------------
Peter Nieh

*                                        Director             December 14, 1999
-----------------------------
Frank J. O'Connell

*                                        Director             December 14, 1999
-----------------------------
Lee Rosenberg

  *By: /s/ ANDREW J. MOLEY
-----------------------------
       Andrew J. Moley
      Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            EXHIBIT TITLE
-------                           -------------
  1.01+    Form of Underwriting Agreement.
  3.01+    Amended and Restated Certificate of Incorporation.
  3.02+    Bylaws.
  3.03+    Form of Amended and Restated Certificate of Incorporation to
           be in effect upon Egreetings' reincorporation in Delaware.
  4.01+    Reference is made to Exhibits 3.01 to 3.04
  4.02+    Form of Specimen Stock Certificate.
  4.03+    Fifth Amended and Restated Investors' Rights Agreement dated
           November 19, 1999.
  5.01+    Opinion of Cooley Godward LLP.
 10.01+    Form of Indemnity Agreement.
 10.02+    1999 Equity Incentive Plan.
 10.03+    Form of Grant Notice and Stock Option Agreement under the
           1999 Equity Incentive Plan.
 10.04+    1999 Non-Employee Directors' Stock Option Plan.
 10.05+    Form of Nonstatutory Stock Option Agreement under the 1999
           Non-Employee Directors' Stock Option Plan.
 10.06+    1999 Employee Stock Purchase Plan.
 10.07+    Form of 1999 Employee Stock Purchase Plan Offering.
 10.08+    Office Lease between South Beach Development Company and
           Egreetings dated October 1999.
 10.09+    Lease between Jonathan Parker, Thomas M. Monahan, Harold
           Parker Properties, L.P., Harold A. Parker, Trustee, Gertrud
           V. Parker, Trustee of the Harold A. Parker Company Trust and
           Egreetings dated August 1999.
10.10**    Content Provider and Distribution Agreement between
           Egreetings and Gibson Greetings, Inc., as amended on
           September 30, 1999.
10.11**    Agreement between Hotmail Corporation and Egreetings, as
           amended through August 1998.
 10.12+    Employment Agreement between Gordon M. Tucker and Egreetings dated February 12, 1999 and Promissory Note and Pledge
           Agreement between Gordon M. Tucker and Egreetings dated June
           18, 1999.
 10.13+    Early Exercise Stock Purchase Agreement, Promissory Note and
           Pledge Agreement between Andrew J. Moley and Egreetings
           dated July 30, 1999.
 10.14+    1996 Stock Option Plan, as amended.
 10.15+    1999 Egreetings Network Incentive Bonus Plan
 23.01+    Consent of Cooley Godward LLP (included in Exhibit 5.01).
 23.02     Consent of Ernst & Young LLP, independent auditors.
 24.01+    Power of Attorney. Reference is made to page II-6.
 27.01+    Financial Data Schedules.
 99.1      Consent of Jupiter Communications.
 99.2+     Consent of International Data Corporation.


-------------------------
 + Previously filed.
** Confidential treatment has been requested for portions of this document. The information omitted pursuant to such confidential treatment order has been filed separately with the Securities and Exchange Commission.